As filed with the Securities and Exchange Commission on June 3, 2014

Registration No. 333-195666

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Ambrx, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	57-1147346
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
10975 North Torrey Pines Road La Jolla, CA 92037 (858) 875-2400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lawson Macartney, Ph.D., B.V.M.S.

President and Chief Executive Officer

Ambrx, Inc.

10975 North Torrey Pines Road

La Jolla, CA 92037

(858) 875-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Faye H. Russell, Esq. Michael E. Sullivan, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400	Thomas S. Levato, Esq. Maggie L. Wong, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$86,250,000	$11,109	(3)

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase.

(2) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 3, 2014

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

             Shares

Common Stock

$             per share

This is the initial public offering of Ambrx, Inc. We are offering              shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $             and $             per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “AMBX.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to a total of             additional shares of common stock on the same terms and conditions set forth above.

Entities affiliated with certain of our existing stockholders, directors and collaborators have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

The underwriters expect to deliver the shares of common stock to purchasers on             , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	Wells Fargo Securities
Canaccord Genuity	Needham & Company
Roth Capital Partners

The date of this prospectus is             , 2014.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until             , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, especially the section entitled “Risk Factors” and our financial statements and the related notes thereto, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company” and “Ambrx” refer to Ambrx, Inc.

Overview

Our Company

Ambrx is a clinical stage biotechnology company focused on discovering and developing first-in-class and best-in-class optimized protein therapeutics known as bio-conjugates. Our proprietary technology platforms enable us to attach pharmaceutically active molecules to specific sites within proteins, a process known as site-specific conjugation, and to design biologics with precision that is similar to that used to design modern small molecule drugs. We refer to this as protein medicinal chemistry. We believe our ability to target specific sites of conjugation more precisely than prior generations of bio-conjugates and produce homogeneous therapeutics allows us to discover new protein drugs and design safer, more effective versions of current therapeutics. We have developed a pipeline of novel product candidates that include antibody drug conjugates, or ADCs, bi- and multi-specific drug conjugates and long-acting therapeutic proteins. Our most advanced ADC program is ARX788, an ADC for cancers expressing human epidermal growth factor 2, or HER2, for which we intend to begin clinical trials in Australia in the first half of 2015. Our most advanced long-acting proteins are ARX201, a once-weekly human growth hormone, or hGH, that has successfully completed a Phase 2b clinical trial, and ARX328, a long-acting leptin for lipodystrophy and weight management; we intend to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, for ARX201 in the second half of 2014 and for ARX328 in mid-2014. In addition to our internal pipeline, we collaborate with leading pharmaceutical companies, including Bristol-Myers Squibb Company, or BMS, Merck Sharp & Dohme Corp., or Merck, Eli Lilly and Company, or Eli Lilly, Agensys, Inc., or Agensys, Zhejiang Medicine Co., Ltd., or ZMC, and Zhejiang Hisun Pharmaceutical Co., Ltd., or Hisun. Our most advanced collaboration product candidate in human health is ARX618, a long-acting Fibroblast Growth Factor 21, or FGF21, for type 2 diabetes, which our collaborator BMS has advanced through Phase 1 clinical trials and expects to begin Phase 2 clinical trials for in mid-2014. To date, our collaborations have provided us with over $200 million in non-dilutive funding and have the potential to provide milestone payments as well as royalties on the sale of collaboration products. We currently have no internal products approved for commercial sale and have not received any revenues from the sale of products.

Biologic and Bio-conjugate Market Overview

According to data from the IMS Institute for Healthcare Informatics, global sales of biologic drugs, defined as proteins, antibodies and vaccines, were approximately $157 billion in 2011. Over the past 30 years, biologic drugs have had a dramatic impact on disease therapy. Genetically engineered, or recombinant, proteins such as insulin and interferon have become mainstay therapies in the treatment of a broad range of diseases. Similarly, antibodies such as Herceptin and Humira have had a significant impact on the treatment of certain diseases, most notably cancer and autoimmune diseases. Despite their success, many biologics have limitations, including short half-life, a measure of duration of action in the body, for therapeutic proteins, and limited potency for naked antibodies. Bio-conjugate technologies have been designed to address these limitations by attaching molecules to proteins of interest. For example, for therapeutic proteins, molecules such as polyethylene glycol, or PEG, have been attached to extend their half-life, and cell killing, or cytotoxic, molecules have been attached to antibodies to increase their potency. Although an improvement on prior biologics, earlier generation bio-conjugate technologies generally conjugate to an amino acid that is present at multiple sites in the protein and therefore do not allow for conjugation at a specific site. As a result, drug product from the same production run may consist of proteins that are conjugated at different sites and with a different number of conjugated molecules, which is known as heterogeneity.

Heterogeneity can have a significant impact on the therapeutic effect of a bio-conjugate, as conjugation to the same amino acid at different sites can result in markedly different biological effects. For example, conjugating at one site may allow the protein to retain its full biological function while conjugating at another site may eliminate it. Thus, conjugation at one site may allow the protein to be pharmacologically active, while conjugation at another site may eliminate the same activity or result in toxicity. Furthermore, some sites in the protein may be critical to its overall stability and pharmacokinetics, or PK, whereas others may not. Consequently, heterogeneous mixtures of bio-conjugates often are suboptimal in terms of efficacy, safety, in vivo time-of-action, protein and linker stability and ease of manufacture. Heterogeneity is an issue for both long-acting proteins and ADCs. Independently published data show that the random conjugation of PEG to hGH gives rise to multiple PEG-conjugated, or PEGylated, variants of different sizes that, when separated, exhibit variable PK and physiological properties. For the ADCs Adcetris and Kadcyla, the conjugation of the drug payloads to monoclonal antibodies has been adapted to yield specific average drug payload to antibody ratios, or DARs, of approximately four-to-one. However, because the technique for conjugating the drug payload to the antibody involves a random conjugation process, the drug produced by the process contains molecules with DARs ranging from zero to eight and which contain the drug payload at a variety of positions within the protein. This heterogeneity likely limits patients’ exposure to truly efficacious conjugates, increases the exposure to non-efficacious, but potentially toxic conjugates, and decreases the half-life of the conjugate.

Our Bio-Conjugation Technology

We believe our technology platforms enable us to overcome the limitations of earlier generation bio-conjugates by applying our protein medicinal chemistry to consistently attach our proprietary linkers, payloads and half-life extenders to proteins at specific sites and create a homogeneous drug product. We can then test this drug product for pharmaceutical characteristics and physiological effects to develop a more precise understanding of how conjugating at different locations affects the activity of a drug. This enables us to select the optimal combination of conjugation site, linker and payload to create bio-conjugates which have the potential for increased efficacy and improved safety, resulting in a wider therapeutic index. A wider therapeutic index allows a higher dosage to increase the pharmacological effect with a similar safety profile or a lower dosage that achieves the same pharmacological effect with an improved safety profile. We can create proteins in both bacterial and mammalian cell systems, enabling us to create bio-conjugates in the system most appropriate for a given product candidate. Our bacterial platform, ReCODE, has generated our most mature programs, including several collaboration programs and several internal programs focused on long-acting therapeutic proteins. We apply our mammalian platform, EuCODE, to generate the majority of our ADC product candidates. Our technology platforms and product candidates are protected by an extensive intellectual property estate, which includes over 100 issued U.S. patents and pending U.S. patent applications and over 500 issued patents and pending patent applications in other jurisdictions.

Our Product Candidates

The following chart depicts our internal and collaboration product candidates in development, as well as development programs under which discovery or preclinical development activities are being conducted. Our pipeline includes potential first-in-class as well as potential best-in-class bio-conjugate product candidates developed using our EuCODE and ReCODE platforms and includes ADCs, bi- and multi-specific drug conjugates and long-acting proteins.

ARX788

Our lead ADC program is ARX788, which is a HER2 antibody conjugated with our proprietary linker and cytotoxic drug payload, Amberstatin, or AS269. ARX788 is currently in preclinical development for the treatment of breast cancer and other solid tumors that express and overexpress HER2. While significant advances have been achieved in the treatment of cancers with HER2-targeted therapies, in many cases the cancer still progresses after multiple lines of treatment. In addition, existing HER2-targeted therapies, such as Kadcyla, are not approved for the treatment of cancers that express, but do not overexpress, HER2. Preclinical studies suggest that ARX788 may demonstrate increased potency and tolerability relative to current therapies, including Kadcyla, and therefore we believe ARX788, if approved, may have the potential to benefit a broader spectrum of cancer patients, including those whose tumors express less HER2 than those that can be treated with the currently available HER2-targeted therapies, while also improving outcomes for those patients that are eligible for current HER2-targeted therapies. We expect to submit a regulatory dossier for ARX788 in Australia by the end of 2014 and initiate Phase 1 clinical trials in Australia in the first half of 2015 in collaboration with ZMC, with Phase 1 clinical data expected to be available in 2016.

ARX201

ARX201 is a long-acting form of hGH, which has successfully completed a Phase 2b clinical trial in Europe in young adults with growth hormone deficiency, or GHD, a medical condition that results when the pituitary gland does not produce enough hGH. Global annual sales from currently marketed hGH products, which are used for the treatment of GHD as well as other related indications, were approximately $2.9 billion in 2012. We believe ARX201, which is designed to be administered once weekly, may provide considerable improvement in terms of convenience and compliance over currently available hGH products, which require once-daily dosing. We expect to submit an IND to the FDA in the second half of 2014 for ARX201 in order to expand clinical trials of ARX201 into the United States. We plan to initiate a Phase 2 clinical trial for the treatment of GHD in children in the first half of 2015 and expect to have data from this trial in 2016. With one or more collaborators, we plan to initiate a Phase 3 clinical trial for the treatment of GHD in young adults in the first half of 2015. We plan to apply for orphan drug designation for ARX201 in pediatric populations.

ARX328

ARX328 is a long-acting form of leptin that is currently in preclinical development as a leptin-replacement therapy in patients with lipodystrophy, a group of conditions that arise due to the defective metabolism of fat, and for weight management through the maintenance of weight loss in obese individuals. We have used our proprietary technology to incorporate a novel, non-native amino acid at a specified site in leptin that allows for the precise placement of PEG to retain leptin activity while prolonging the time of pharmacological activity. ARX328 has been shown to be tolerable and successful in stimulating and maintaining a reduction of body weight in multiple animal models, and we believe it will be able to be administered once weekly. If approved, we expect that ARX328 would be the first long-acting leptin with once-weekly, subcutaneous dosing. We expect to submit an IND for ARX328 to the FDA in mid-2014 in order to initiate Phase 1 clinical trials in the second half of 2014, and expect that Phase 1 data will be available in 2015.

Additional Product Candidates

We are also completing preclinical assessments of other internally developed ADC and bi-specific product candidates, including those listed below. We expect that the preclinical datasets for these candidates will become available during 2014. Assuming positive preclinical results, we anticipate taking one or more of these molecules into preclinical development beginning in 2015.

•	PSMA ADC for the treatment of metastatic castration-resistant prostate cancer and glioblastoma multiforme;

•	CD70 ADC for the treatment of renal and nasopharyngeal cancers;

•	Bi-specific Anti-CD3 X Folate for the treatment of ovarian cancer; and

•	CD184-FK506 ADC for the treatment of immunological diseases.

Our Collaborations

In addition to our internal pipeline, collaborations are an important element of furthering our technologies. Our collaborations increase the number of Ambrx-enabled products in development, help validate and expand our technology platforms and provide non-dilutive funding. We have entered into several strategic collaborations for our technology platforms and product candidates, which have provided us with over $200 million in non-dilutive funding. We are eligible to receive potential milestone payments under these collaborations as well as royalties on the sale of collaboration products, if approved. We have one collaboration product, Imrestor, a long-acting protein for the treatment of mastitis in cattle, that is partnered with Eli Lilly’s Elanco Animal Health division and which has received regulatory approval in Mexico and Uruguay and was launched commercially in Mexico in May 2014. We expect Imrestor to reach the U.S. market by 2015.

Our collaborators include the following:

BMS. We have entered into three collaboration and license agreements with BMS. In the first two collaboration agreements, we granted to BMS exclusive, worldwide licenses to develop and commercialize product candidates for FGF21 and Relaxin, respectively. ARX618 for the treatment of type 2 diabetes is the lead product candidate under the FGF21 collaboration and ARX720 for the treatment of heart failure is the lead product candidate under the Relaxin collaboration. ARX618 has successfully completed Phase 1 clinical trials, and BMS expects to begin Phase 2 clinical trials for it in mid-2014. In the third collaboration, we granted to BMS an exclusive worldwide license to use Ambrx technology to develop and commercialize ADCs incorporating BMS’ antibodies, payloads and targets. In the aggregate, we have received upfront payments totaling $37.5 million under these collaboration agreements and are eligible to receive clinical, regulatory, and commercial milestone payments with respect to FGF21, Relaxin and each ADC target, based on the successful development and commercialization of products, as well as royalties on the net sales of such products. In addition, we are also eligible to receive research and development funding.

Merck. Our collaboration with Merck focuses primarily on the research and development of novel bio-conjugates for both oncology and non-oncology therapeutic targets. We granted to Merck an exclusive, worldwide research license to utilize our specified drug technology, patent rights and know-how, including our ReCODE and EuCODE technology platforms, to discover, identify and optimize polypeptide drug conjugates in a number of collaboration targets selected by Merck. We received an upfront payment of $15.0 million and are eligible to receive research and development funding. For each target within the collaboration, if Merck exercises its option for an exclusive license, we have the potential to receive additional preclinical, clinical, regulatory and sales-based milestones. We will also be entitled to receive tiered royalties in the single digit percentages of aggregate worldwide net sales of each licensed product.

Eli Lilly. We entered into a collaborative research, license and commercialization agreement with Eli Lilly to discover, develop and commercialize a broad portfolio of Ambrx-enabled bio-conjugates for animal health. We granted Eli Lilly an exclusive, worldwide license to utilize certain of our drug technology, trade secrets, know-how, patent rights and inventions to develop and commercialize certain product candidates in the field of animal health, as well as human and non-human food safety applications. We have received approximately $8.0 million in upfront payments and are eligible to earn specified preclinical and regulatory milestones as well as tiered royalties. Our most advanced product candidate from this collaboration is expected to reach the U.S. market by 2015. In addition, we are eligible to receive research and development funding.

Agensys. In April 2013, we entered into a research collaboration and exclusive license agreement with Agensys, a wholly owned subsidiary of Astellas Pharma, Inc., that applies our platform technology to specific antibodies and targets within the Agensys pipeline with the objective of creating Ambrx-enabled ADCs based on Agensys technology. Under our agreement with Agensys, we received an upfront payment of $15.0 million and are eligible to receive research and development funding. For each target within the collaboration, we have the potential to receive preclinical, clinical, regulatory and sales-based milestones. Additionally, we are entitled to receive tiered royalties on a target-by-target basis in the high single digit percentages of aggregate worldwide net sales of each licensed product.

ZMC. In June 2013, we entered into a co-development and license agreement with ZMC for ARX788 and other HER2 ADC products covered by our intellectual property rights, in which we granted ZMC an exclusive license to use certain of our patents and know-how to develop, manufacture and sell licensed products in the

People’s Republic of China, or China. We have retained the rights to develop and commercialize licensed products outside of China. However, we have granted to ZMC a non-exclusive license for conducting activities in certain other mutually approved jurisdictions, including Australia, to support regulatory approval in China. Under our agreement with ZMC, we are entitled to receive tiered royalties in the low double-digit percentages of aggregate net sales of licensed products in China. In addition, we are eligible to receive research and development funding.

Hisun. In April 2014, we entered into a co-development and license agreement with Hisun for the research, development and commercialization of certain bi-specific product candidates and products for the treatment of cancer. We granted Hisun an exclusive license to use certain of our patents and know-how to develop, use, manufacture and sell certain licensed products in China. The agreement contemplates two collaboration programs with designated targets. We are entitled to receive a payment of $1.0 million each year during the initial three-year research term, and we are also entitled to receive tiered royalties in the mid to high single digit percentages of net sales of licensed products in China.

Our Strategy

We have developed proprietary platforms, and an extensive intellectual property estate, that we believe allow us to design and develop first-in-class and best-in-class bio-conjugates. We are committed to using our site-specific conjugation expertise and protein medicinal chemistry approach to identify and develop next generation bio-conjugates to fulfill unmet medical needs. We recognize the following elements as being critical to this mission:

•	Rapidly advance the development of our proprietary product candidates. We are using our technology platforms to develop novel and differentiated proprietary product candidates. By optimizing the safety and efficacy profiles of our product candidates, we believe we will be able to expedite their development and address unmet medical needs. We anticipate submitting an IND for ARX328 in mid-2014 and a regulatory dossier for ARX788 in Australia by the end of 2014. Our goal is to submit at least one IND every 12 to 18 months beginning in 2016. In addition, we have successfully completed a Phase 2b clinical trial with ARX201, a once-weekly hGH, and we anticipate progressing ARX201 into a Phase 3 development program with one or more collaborators in the first half of 2015.

•	Create new product candidates that combine the therapeutic benefits of biological molecules with the precise design of small molecules. Our goal is to create novel, next-generation, targeted therapeutics using our ReCODE and EuCODE platforms. These platforms allow the integrated optimization of conjugation site, linker and payload. We have a comprehensive suite of linkers, conjugation chemistries and payloads which allow us to design targeted therapeutics with the optimal profile in terms of efficacy, safety and stability. Our current discovery focus is on targeted bio-therapeutics, such as ADCs and bi- and multi-specific drug conjugates. We are currently evaluating three ADCs, PSMA, CD70 and CD184-FK506, and one bi-specific therapeutic, anti-CD3 X Folate, for preclinical development. We anticipate taking one or more of these candidates into preclinical development in early 2015.

•	Leverage our technology to advance existing collaborations and selectively establish new collaborations. An important part of our strategy is to form collaborations to maximize the value of our product candidates and advance our technology. We have three different frameworks for our collaborations. Product-focused collaborations are agreements under which we grant our collaborators rights to develop and commercialize our proprietary product candidates in markets where we otherwise would not participate or where our partners’ capabilities position them to maximize the value of these candidates. Technology-focused collaborations are agreements under which we apply our proprietary technology to enable our partners to optimize their product candidates. Finally, platform expansion collaborations include agreements with research institutes and biotechnology companies that have complementary technologies.

•	Strengthen our leadership position in the discovery and optimization of site-specific bio-conjugates. We intend to build on our technology platforms, methods and know-how through internal and collaborative efforts. For example, we are exploring multi-specific targeting modalities that should result in the improved delivery of payloads with greater specificity to target cells. We believe that, in the future, the ability to deliver drugs more effectively and more specifically to diseased tissues through the engagement of multiple antigens, rather than a single antigen, will enable us to develop novel bio-conjugates for use outside oncology and thus treat a broader range of diseases. We refer to this as a multi-specific approach. We are also working to discover multi-payload ADCs and novel linker chemistries and to expand our platform technology. We believe that by adding complementary technologies to our current platform base, we will maintain our leadership position in bio-conjugates.

•	Commercialize our product candidates independently and with collaborators. Our technology enables us to create product candidates for a wide range of diseases. We intend to develop and opportunistically commercialize our product candidates in the United States in disease areas where the majority of prescribing physicians are specialists that can be reached with a targeted sales force. We also intend to seek collaborators to co-develop and commercialize our product candidates in the United States for disease areas where the majority of prescribing physicians are general practitioners. In addition, we intend to seek collaborators to develop and commercialize our product candidates outside of the United States.

•	Expand our intellectual property position. We own or have rights to over 100 issued U.S. patents and pending U.S. patent applications and over 500 issued patents and pending patent applications in various other jurisdictions relating to various aspects of our technology platforms and our product candidates, as well as their manufacture and use. We intend to continue to expand our intellectual property protections by seeking and maintaining domestic and international patents on inventions that are commercially important to our business. We will also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	Since our inception, we have incurred significant operating losses as a result of our platform development, preclinical activities and clinical activities and have an accumulated deficit of $80.1 million as of March 31, 2014, and anticipate that we will continue to incur losses for the foreseeable future.

•	We will require additional capital for the further development and commercialization of our product candidates, and cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates, including ARX788, ARX201 and ARX328.

•	We are substantially dependent on the successful development and commercialization of our internal product candidates, including ARX788, ARX201, ARX328 and any future internal product candidates that we may identify, and we cannot give any assurance that we will receive regulatory approval for, or successfully commercialize, any of these product candidates.

•	Our existing collaborations, including those with BMS, Merck, Eli Lilly, Agensys, ZMC and Hisun, are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

•	We may need to enter into additional collaborations for the development and commercialization of additional product candidates or to leverage our existing technology platforms, and we may not be able to do so.

•	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results or the ability to successfully commercialize a product candidate, if approved.

•	We rely on third parties, including FujiFilm Diosynth Biotechnologies and WuXi PharmaTech, to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any of our product candidates, if approved. The development and commercialization of our product candidates could be stopped, delayed or made less profitable if those third parties fail to obtain and maintain regulatory approval of their facilities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

•	If our efforts to protect the proprietary nature of the intellectual property related to our ReCODE and EuCODE technology platforms, including all of the patents and patent applications we have licensed from The Scripps Research Institute (representing over 20 issued U.S. patents, over 50 granted foreign patents and over 20 pending patent applications worldwide), and also including the patents and patent applications that we own, including U.S. Patent Nos. 7,632,823; 7,736,872; 7,846,689; 7,883,866; 7,838,265; 7,829,310; 7,858,344; and 8,420,792, are not adequate, we may not be able to compete effectively in our market.

Corporate and Other Information

We were formed as a Delaware corporation on January 31, 2003. Our principal executive offices are located at 10975 North Torrey Pines Road, La Jolla, CA 92037, and our telephone number is (858) 875-2400. Our website address is www.ambrx.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

We use our registered trademark, AMBRX, in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

Implications of being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of additional shares of common stock.

Use of proceeds	We expect to use the net proceeds from this offering to fund research and development activities of our product candidates, to expand and enhance our technology platforms and for working capital and general corporate purposes. See “Use of Proceeds” for a description of the intended use of proceeds from this offering.

Offering price	$ per share

Risk factors	You should read the “Risk Factors” section of this prospectus and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	AMBX

Entities affiliated with certain of our existing stockholders, directors and collaborators have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

The number of shares of common stock to be outstanding after this offering is based on 70,628,895 shares outstanding as of March 31, 2014, after giving effect to the conversion of all of our outstanding shares of preferred stock as of March 31, 2014 into 61,428,152 shares of common stock, and excludes:

•	14,563,256 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 at a weighted average exercise price of $0.58 per share;

•	7,907,502 shares of our common stock reserved for future issuance under our 2013 equity incentive plan, which includes 6,900,000 shares of our common stock which will become available for future issuance on the business day prior to the public trading date of our common stock; and

•	1,590,000 shares of our common stock reserved for future issuance under our 2014 employee stock purchase plan, or the ESPP, which will become effective on the business day prior to the public trading date of our common stock.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase additional shares of common stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

•	the automatic conversion of all outstanding shares of our preferred stock into 61,428,152 shares of common stock immediately prior to the completion of this offering; and

•	a one-for- reverse stock split of our common stock to be effected before the completion of this offering.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the three months ended March 31, 2013 and 2014 and balance sheet data as of March 31, 2014 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2014 and results of operations for the three months ended March 31, 2013 and 2014. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Collaboration revenues	$44,461	$17,034	$2,432	$5,032
Operating expenses:
Research and development	16,262	27,540	3,661	8,509
General and administrative	5,735	6,853	1,509	1,944

Total operating expenses	21,997	34,393	5,170	10,453

Income (loss) from operations	22,464	(17,359)	(2,738)	(5,421)
Total other income (expense)	343	368	222	40

Income (loss) before income taxes	22,807	(16,991)	(2,516)	(5,381)
Provision for income taxes	242	53	—	—

Net income (loss)	$22,565	$(17,044)	$(2,516)	$(5,381)

Net income (loss) per share attributable to common stockholders (1):
Basic	$0.20	$(1.90)	$(0.28)	$(0.60)

Diluted	$0.19	$(1.90)	$(0.28)	$(0.60)

Shares used to compute net income (loss) per share attributable to common stockholders (1):
Basic	8,870,946	8,970,927	8,959,804	9,017,233

Diluted	9,587,848	8,970,927	8,959,804	9,017,233

Pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.24)		$(0.08)

Shares used to compute pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited) (1)		70,399,079		70,445,385

(1)	See Note 1 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net income (loss) per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(unaudited, in thousands)
Balance Sheet Data:
Cash and cash equivalents	$61,555	$61,555	$
Working capital	41,026	41,026
Total assets	70,018	70,018
Convertible preferred stock	102,503	—
Accumulated deficit	(80,069)	(80,069)
Total stockholders’ equity (deficit)	(75,880)	26,623

(1)	Gives effect to the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2014 into an aggregate of 61,428,152 shares of common stock immediately prior to the completion of this offering and the resultant reclassification of our convertible preferred stock to additional paid-in capital, a component of stockholders’ equity (deficit). We have based our assumption regarding the conversion of preferred stock into common stock immediately prior to the completion of this offering on stockholder consents we have obtained approving the conversion.
(2)	Gives further effect to the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Financial Position and Capital Requirements

Since our inception, we have incurred significant operating losses as a result of our platform development, preclinical activities and clinical activities and have an accumulated deficit of $80.1 million as of March 31, 2014, and anticipate that we will continue to incur losses for the foreseeable future.

Since inception, we have incurred significant operating losses. As of March 31, 2014, we had an accumulated deficit of $80.1 million. To date, we have financed our operations primarily through private placements of preferred stock and funding from our collaborations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital. Our operations to date have been limited to expanding the scope of our ReCODE and EuCODE technologies, performing pre-clinical activities on behalf of our collaborators and for our internal programs, conducting early-stage clinical trials for our programs and supporting our collaborators’ research and development. Our losses have resulted principally from costs incurred in our platform development, preclinical activities and clinical activities related to our programs.

We anticipate that our operating losses will substantially increase over the next several years as we execute our plan to expand our discovery, research, development and commercialization activities, including the clinical development and commercialization of our product candidates, and incur the additional costs of operating as a public company. In addition, if we obtain regulatory approval of any of our product candidates, we may incur significant sales and marketing expenses, as well as costs related to the manufacture of our products and the maintenance of our product supply. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or whether or when we will become profitable, if ever.

We will require additional capital for the further development and commercialization of our product candidates, and cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates, including ARX788, ARX201 and ARX328.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, including our planned clinical trials.

We estimate that our net proceeds from this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds, together with our existing cash and cash equivalents, will be sufficient to fund our operations through at least the next 24 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate. Our future capital requirements will depend on many factors, including:

•	our collaboration agreements remaining in effect, our ability to achieve milestones under these agreements, our collaborators exercising their options under these agreements and our entering into additional collaboration agreements;

•	our ability to initiate, and the progress and results of, our planned clinical trials of ARX788, ARX201 and ARX328; as well as the progress and results of clinical trials of our product candidates that are being developed by our collaborators;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval and do not collaborate for commercialization;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the extent to which we acquire or in-license other products and technologies.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We also could be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

•	relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves; or

•	make additional expenditures to license or acquire additional product candidates.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

We have limited sources of revenues and have not generated any revenues to date from product sales. Except for 2008 and 2012, we have never been profitable in any fiscal year since our inception and we may never achieve profitability again or sustain such profitability, which could depress the market price of our common stock, and could cause you to lose all or a part of your investment.

Our ability to become profitable depends on our ability to develop and commercialize our product candidates. To date, we have no internal or collaboration products approved for commercial sale in the United States and have not generated any revenues from sales of any product candidate, and we do not know when, or if, we will generate revenues in the future. We have one collaboration product approved for sale in Mexico in the field of animal health, but we have no products approved for use in humans. Other than the trials conducted for FGF21 and our collaboration product in the field of animal health, no clinical trials have been conducted in the United States to date with respect to any of our internal or collaboration product candidates. We do not anticipate generating revenues, if any, from sales of any of our internal product candidates for at least the next several years and we will never generate sales revenues from our internal or collaboration product candidates if we or our collaborators do not obtain regulatory approval to market them. Our collaboration revenues vary significantly quarter to quarter depending on the achievement of certain milestones, and the timing and achievement of these milestones are not in our control. Our ability to generate future revenues depends heavily on our success in:

•	developing and securing U.S. and/or foreign regulatory approvals for our product candidates;

•	entering into additional collaboration agreements for certain of our product candidates;

•	achieving milestones and royalties under our collaboration agreements;

•	manufacturing commercial quantities of our product candidates at acceptable cost;

•	achieving broad market acceptance of our product candidates in the medical community and with third-party payors and patients;

•	commercializing our product candidates, assuming we receive regulatory approval; and

•	pursuing clinical development of our product candidates in additional indications.

Even if we do generate product sales, we may never achieve or sustain profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Pursuant to Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or IRC, annual use of our net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. As of December 31, 2011, we have completed an analysis regarding the limitation of net operating loss and research and development credit carryforwards under IRC Sections 382 and 383, and determined that we experienced an ownership change in June 2006. As a result of this ownership change, our net operating losses and research and development credits generated prior to June 2006 are limited under IRC Sections 382 and 383. Additionally, we have removed from the deferred tax assets $3.7 million of federal net operating loss carryforwards and $18.3 million of California net operating loss carryforwards that will expire unused solely due to the ownership change in June 2006. If it is determined that we have in the past experienced one or more additional ownership changes, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, we may be further limited in our ability to use our net operating loss carryforwards and other tax attributes to reduce taxes owed on the net taxable income that we earn. As of December 31, 2013, we had federal and state net operating loss carryforwards of approximately $26.2 million and $28.8 million, respectively, and federal and state research and development credit carryforwards of approximately $3.9 million and $3.1 million, respectively, which are currently limited and could be limited further if we experience an “ownership change.” Any such limitations on the ability to use our net operating loss carryforwards and other tax attributes could potentially result in increased future tax liability to us. For the three-year periods ending December 31, 2013 and March 31, 2014, we have not issued significant amounts of capital stock and do not anticipate that we have experienced a cumulative change in ownership of more than 50% during that period.

Risks Related to the Development and Regulatory Approval of Our Product Candidates

We are substantially dependent on the successful development and commercialization of our internal product candidates, including ARX788, ARX201, ARX328 and any future internal product candidates that we may identify, and we cannot give any assurance that we will receive regulatory approval for, or successfully commercialize, any of these product candidates.

We currently have a limited number of product candidates in clinical development, and our business depends on their successful development and commercialization. We currently have no drug products for sale and we may never be able to develop marketable drug products. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products, among other things, are subject to extensive regulation by the FDA and other regulatory authorities outside the United States.

The development of ARX788, ARX201, ARX328 and any other product candidates we develop will require substantial investment in additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply capability, building a commercial organization, and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market our product candidates until we receive regulatory approval from the FDA or applicable regulatory authorities outside the United States. We are substantially dependent on the success of our internal product candidates, and we cannot provide any assurance that we will obtain regulatory approval for any of these product candidates or that these product candidates will be successfully commercialized.

We have not previously submitted a biologics license application, or BLA, to the FDA, or similar drug approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, and we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and in additional countries. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in each country we must comply with numerous and varying regulatory requirements of each such country regarding safety and efficacy, as well as governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.

Our existing collaborations, including those with BMS, Merck, Eli Lilly, Agensys, ZMC and Hisun, are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have entered into collaborations with other biopharmaceutical companies to develop several of our product candidates, and such collaborations currently represent a significant portion of our product pipeline. In addition, we have entered into other collaborations pursuant to which we have provided access to our technology platforms to our collaborators to enable the optimization of their own product candidates. Our collaboration and license agreements include those with BMS, Merck, Eli Lilly, Agensys, ZMC and Hisun. These collaborations have provided us with important funding for our development programs and we expect to receive additional funding under these collaborations. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to the development and commercialization of product candidates under these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval, or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the products or product candidates that are the subject of our collaboration agreements with them, which may cause collaborators to cease to devote resources to the commercialization of the product candidates that are covered under our collaboration with them;

•	a collaborator with marketing and distribution rights to one or more product candidates that are subject to a collaboration agreement with us and achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, lead to additional responsibilities for us with respect to product candidates, or result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to result in litigation that could jeopardize or invalidate our intellectual property rights or proprietary information;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated and, if terminated, in certain instances, we would potentially lose the right to pursue further development or commercialization of the applicable product candidates;

•	collaborators may learn about our technology and use this knowledge to compete with us;

•	negative results in preclinical or clinical trials conducted by our collaborators could produce results that harm or impair other products using our technology;

•	there may be conflicts between collaborators that could negatively affect those collaborations or others; and

•	the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers.

If our collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, or if our collaborators elect not to exercise their option under their collaboration agreement, we may not receive any future research and development funding or milestone or royalty payments under the collaboration. For example, we had a collaboration with Merck Serono International S.A. for

ARX201 that was terminated in 2010 and resulted in the return to us of all rights to ARX201. In addition, if BMS does not achieve positive results in its planned Phase 2 clinical trial of ARX618 for the treatment of type 2 diabetes, BMS may elect to terminate our collaboration with respect to ARX618, and we would not receive future milestone or royalty payments under such collaboration. If we do not receive the funding we expect under these agreements, our continued development of our product candidates could be delayed, reduced or abandoned and we may need additional resources to develop additional product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators and there can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all. In addition, if BMS terminates our collaboration with them, under certain circumstances, we may owe BMS royalties with respect to product candidates covered by our agreements with BMS that we elect to commercialize, depending on the stage of development at which such product commercialization rights reverted back to us. If Merck terminates our collaboration with them, under certain circumstances, the royalties and milestone payments owed to us by Merck may be reduced or Merck may not be obligated to pay us any further royalties or milestone payments. See “Business—Collaborations” for more information regarding the termination provisions of our collaboration agreements. Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination or otherwise changes its business priorities, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one or more of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities, as well as our stock price, could be adversely affected.

We may need to enter into additional collaborations for the development and commercialization of additional product candidates or to leverage our existing technology platforms, and we may not be able to do so.

We may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. For example, we plan to enter into one or more collaborations to develop and commercialize ARX201, our long-acting hGH product candidate. If we are unable to enter into a collaboration for ARX201, we may have to delay or substantially change our clinical development plans, which could delay or hinder its clinical development and commercialization, or we may elect to cease further development of ARX201. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platforms and our business may be materially and adversely affected. In addition, if we are unable to establish suitable collaborations to access new technologies, payloads, linker chemistries and other expertise, we may not be able to advance our technology platforms and may lose our leadership in this area to competing companies that are able to create more advanced technologies.

If we lose our technological advantages, we may not be able to compete in the marketplace.

We believe that our site specific conjugation technologies give us a technological advantage over our competitors. However, the biotechnology industry is characterized by rapid technological progress and intense competition. As a result, we may not realize the expected benefits from these technologies. For example, a large pharmaceutical company, with significantly more resources than we have, could pursue a similar or competing bio-conjugation technology that proves to be more effective than our own. Businesses, academic institutions, governmental agencies and other public and private research organizations are conducting research to develop technologies that may compete with those we use. It is possible that our competitors could acquire or develop technologies that would render our technology obsolete or noncompetitive. If we cease to have a technological advantage over our competitors, our business would be adversely affected.

If we fail to develop and commercialize any of our internal product candidates, we may be unable to grow our business.

The development and commercialization of our product candidates requires us to spend significant resources to conduct drug discovery activities or to acquire or in-license the rights to such product candidates. In addition, development and commercialization of our product candidates will require time-consuming development efforts prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. We cannot assure you that we will be able to discover or develop our product candidates, or that any product candidates we may develop will be approved, manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. If we are unable to develop or commercialize our product candidates, our business and prospects will suffer.

In addition, although our ReCODE platform has been commercially validated at a scale of 50,000 liters, we have not yet demonstrated the commercial scalability of our EuCODE technology or an ability to successfully overcome many of the other risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology industry. We cannot be certain that our platforms will produce viable product candidates or that we will be able to produce commercially viable drugs that safely and effectively treat diseases. Even if we are successful in completing preclinical and clinical development and receiving regulatory approval for one commercially viable product candidate for the treatment of one disease, we cannot be certain that we will also be able to develop and receive regulatory approval for our other product candidates for the treatment of other forms of that disease or other diseases. If we fail to develop any commercially viable drugs our business prospects would be harmed significantly.

Our platforms and product candidates employ novel technologies, and the FDA and other regulatory authorities may have limited experience with approving products that utilize these technologies.

Our platforms and our products in development are based on new technologies, such as site-specific conjugation of amino acids to proteins and antibodies. Given the complexity of our technologies, we intend to work closely with FDA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. It is possible that the validation process may take time and resources, require independent third-party analyses or not be accepted by the FDA and other regulatory authorities. For some of our product candidates that are based on these technology platforms, the regulatory approval path and requirements may not be clear, which could add significant delay and expense. Delays or failure to obtain regulatory approval of any of the products that we or our collaborators develop using our novel technologies would adversely affect our business.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results or the ability to successfully commercialize a product candidate, if approved.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. For example, although the results of our Phase 2b clinical trial of ARX201 in Europe demonstrated a sustained clinical effect during weekly administration at several dosage levels, we may not achieve positive results in our planned future clinical trials of this product candidate for a variety of reasons, including:

•	we may fail to demonstrate efficacy in the planned Phase 3 clinical trials;

•	our reliance on a new cell line and product manufacturer for future clinical trials may cause complications in the production of ARX201; and

•	due to their anticipated enrollment of larger numbers of patients, later-stage clinical trials may not produce the same or similar results as earlier trials with fewer patients.

A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials or during commercialization due to lack of efficacy, safety profiles or otherwise, notwithstanding promising results in early clinical trials. For example, Nutropin Depot, a long-acting form of hGH developed by Genentech, Inc. was approved by the FDA in 1999 and withdrawn from the market in 2004 due to the significant resources required to continue manufacturing and commercializing the product, and despite promising results in clinical trials. In addition, our future clinical trials, or those of our collaborators, may not be successful. If our product candidates, or those of our collaborators that are subject to our collaboration agreements, are not shown to be safe and effective in clinical trials, these programs could be delayed or terminated. Any such failure may harm our business, prospects and financial condition.

If we experience significant delays in the clinical development and regulatory approval of our product candidates, our business will be substantially harmed.

We may experience delays in commencing and completing clinical trials of ARX788, ARX201, ARX328 or our other product candidates. We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Although we are targeting the initiation of clinical trials for ARX788, ARX201 and ARX328, these planned trials may be delayed for a variety of reasons, including delays related to:

•	our ability to complete any additional preclinical studies and manufacturing qualifications necessary to receive clearance from the FDA and applicable foreign regulatory authorities to commence our planned clinical trials;

•	our ability to identify and engage one or more collaborators in order to initiate our planned Phase 3 clinical trials of ARX201 for the treatment of GHD in young adults;

•	the availability of financial resources for us to commence and complete our planned trials;

•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining institutional review board, or IRB, approval at each clinical trial site;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	the costs of conducting clinical trials or the manufacture of clinical supplies of our product candidates being greater than we have anticipated;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of our product candidate for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. In addition, significant numbers of patients who enroll in our clinical trials may drop out during the trials for various reasons that may be beyond our control. We believe we have appropriately accounted for such increased risk of dropout rates in our trials when determining expected clinical trial timelines, but we cannot assure you that our assumptions are correct, or that we will not experience higher numbers of dropouts than anticipated, which would result in the delay of completion of such trials beyond our expected timelines. Furthermore, we have relied, and expect to continue to rely, on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board for such trial, or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials in lieu of prescribing existing treatments that have established safety and efficacy profiles. If we experience termination of, or delays in the completion of, any clinical trial of a product candidate, the commercial prospects of such product candidate will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval.

If we are unable to obtain regulatory approval of our product candidates, we will not be able to commercialize them and our business will be adversely impacted.

We have not obtained regulatory approval for any product candidates that we are developing. If we fail to obtain regulatory approval to market our product candidates, we will be unable to sell our product candidates, which will significantly impair our ability to generate any revenues. To receive approval we must, among other things, demonstrate with substantial evidence from clinical trials that the product candidate is both safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the approval requirements typically takes several years and the time and money needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We have not commenced any Phase 3 clinical trials of any product candidate to date, and we cannot predict if or when our planned clinical trials will generate the data necessary to support a BLA, and if or when we might receive regulatory approvals for any of our product candidates.

Product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any of its proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials may not be sufficient to the satisfaction of FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may determine that the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies do not conform to applicable requirements, including current good manufacturing practice, or cGMP; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failure to obtain regulatory approval to market our product candidates, which would significantly harm our business, prospects, financial condition and results of operations. In addition, even if we were to obtain approval, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials or the imposition of a risk evaluation and mitigation strategy, or REMS, requiring substantial additional post-approval safety measures. Moreover, any approvals that we obtain may not cover all of the clinical indications for which we are seeking approval, or could contain significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use. In such event, our ability to generate revenues would be greatly reduced and our business would be harmed.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. For example, certain patients treated with ARX201 have experienced drug-related side effects including central and peripheral edema, which is a side effect commonly associated with growth hormone therapy. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Even if we or our collaborators obtain and maintain regulatory approval for a product candidate in one jurisdiction, that product candidate may not receive regulatory approval in any other jurisdiction, which would limit market opportunities and adversely affect our business.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not guarantee that we or our collaborators will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities in foreign countries will separately evaluate and determine whether to approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our products is also subject to approval. As with the FDA, obtaining approval of a marketing authorization application from the European Medicines Agency, or EMA, is a similarly lengthy and expensive process and the EMA has its own procedures for approval of product candidates. Even if a product is approved, the FDA or the EMA, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling, require other post-market restrictions or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the EU, including China, where we collaborate with ZMC and Hisun, also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in other countries. Also, even if we or our collaborators obtain regulatory approval for a product candidate, that approval may subsequently be withdrawn. If we or our collaborators fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market for our internal product candidates or those product candidates that are subject to our collaboration agreements, as applicable, will be reduced and our ability to realize the full market potential of our internal product candidates and to receive milestone or royalty payments with respect to product candidates that are subject to our collaboration agreements will be harmed, which would adversely affect our business, prospects, financial condition and results of operations.

We may not obtain orphan drug designation for ARX201, and even if we obtain orphan drug designation, we may not enjoy the benefits of that designation.

We plan to apply for orphan drug designation for ARX201 in pediatric populations. In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States or, if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for these types of diseases or conditions will be recovered from sales of the product. Orphan drug designation must be requested before submitting a BLA to the FDA. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but it can lead to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug marketing exclusivity for a period of seven years. Orphan drug marketing exclusivity generally prevents the FDA from approving another application for the same drug for the same indication for seven years, except in limited circumstances, including if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. Orphan drug marketing exclusivity rights in the United States may also be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Moreover, a designated orphan drug may not receive orphan drug marketing exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. For example, if we successfully develop and obtain marketing approval for ARX328 for both of our proposed indications, one of which is not an orphan indication, we would not enjoy a seven year exclusive marketing period following approval of the non-orphan indication.

We have not yet applied for orphan drug designation for ARX201 and cannot assure you that any application we may submit to the FDA for orphan drug designation will be granted in the future. If we are unable to obtain orphan drug designation in the United States, we will not be eligible to obtain the seven year market exclusivity that could result from orphan drug designation or be afforded the financial incentives associated with orphan drug designation, and our business, prospects, financial condition and results of operations could suffer. Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with the development of pharmaceutical products, or our product may be approved for an indication broader than the orphan indication for which we obtain orphan drug designation, and therefore we may not enjoy any exclusivity period. Further, if we obtain orphan designation and marketing approval that entitles us to orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition.

Risks Related to Our Business and Industry

Even if we receive regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for a product candidate may be subject to limitations on the approved indicated uses for which a product candidate may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition to approval of a product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for such product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and good clinical practice, or GCP, requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of a product candidate, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of a product candidate; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

Even if we obtain regulatory approval for a product candidate, the product candidate may not gain market acceptance among physicians, patients and others in the medical community.

If a product candidate is approved for commercialization, its acceptance will depend on a number of factors, including:

•	the clinical indications for which such product candidate is approved;

•	physicians and patients considering the product candidate as a safe and effective treatment;

•	the potential and perceived advantages of such product candidate over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	the timing of market introduction of such product candidate as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of our sales and marketing efforts.

If a product candidate is approved but fails to achieve market acceptance among physicians, patients, or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Coverage and reimbursement of a product candidate may be limited or unavailable in certain market segments, which could make it difficult to sell such product candidate profitably.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which drugs they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products, once approved. We may be unable to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability. In addition, generic equivalents of our products may enter the market, and if we are unable to differentiate the benefits of our products over these less expensive alternatives, we may never generate meaningful product revenues.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of prescription pharmaceuticals and biological products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a product candidate. In addition, market acceptance and sales of a product candidate will depend significantly on the availability of adequate coverage and reimbursement from third-party payors, and may be affected by existing and future health care reform measures.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the PPACA, was enacted in March 2010. The PPACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care organizations, and addressed new methodologies by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and for drugs that are line extension products. In addition, the PPACA established annual fees on manufacturers of certain branded prescription drugs, required manufacturers to participate in a discount program for certain outpatient drugs under Medicare Part D, and promoted programs that increase the federal government’s comparative effectiveness research, which will impact existing government healthcare programs and will result in the development of new programs. An expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products.

Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 which, among other things, further reduced Medicare payments to several providers, including hospitals, and cancer treatment centers.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for a product candidate, if we obtain regulatory approval;

•	our ability to set an appropriate price for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers, which may adversely affect our future profitability.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenues.

We currently do not have a commercial infrastructure for the marketing, sales and distribution of pharmaceutical products. We have entered into agreements with third parties to develop and commercialize certain product candidates. However, there can be no guarantee that these agreements will be successful or that we will realize their anticipated benefits. In order to commercialize any of our internal product candidates without a commercialization partner, we would need to build our own marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services.

The establishment and development of our own sales force or the establishment of a contract sales force to market our product candidates would be expensive and time-consuming and could delay any commercial launch. Moreover, we cannot be certain that we would be able to successfully develop this capability. We would have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. We would also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. To the extent we rely on third parties to commercialize our product candidates, if approved, we may have little or no control over the marketing and sales efforts of such third parties and our revenues from product sales may be lower than if we had commercialized our product candidates ourselves. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize our product candidates.

A variety of risks associated with marketing product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval, either directly or through our collaborators, for our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	the potential for parallel importing, when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political pressures or instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations and the impact of our strategy to develop capabilities in emerging markets such as China.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in protein biosynthesis, protein therapeutics and ADCs, our competitors may be able to develop other technology platforms or therapeutics that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. With respect to ARX201 in particular, there are a number of potentially competing hGH products in clinical development and there may be additional potentially competing hGH products in preclinical development. Moreover, if we commercialize ARX201, it will face competition from existing hGH products that are currently on the market. See “Business—Competition.” Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than our product candidates. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Even if we obtain regulatory approval for a product candidate, the availability and price of our competitors’ products, including their ability to provide price discounting or rebates, could limit the demand, and the price we are able to charge, for such product candidate. We will not achieve our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians, patients, or the parents or legal guardians of patients with respect to products targeted for use in children, to switch from existing methods of treatment, or if physicians switch to other new drug products or choose to reserve our product candidates for use in limited circumstances. The inability to compete with existing or subsequently introduced drug products would have a material adverse impact on our business, prospects, financial condition and results of operations.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel compositions or technologies that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we focus on a limited number of research programs and product candidates. As a result, we may forego or delay pursuit of opportunities with other programs or product candidates or for other indications or markets that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborative, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

We may form or seek additional collaborations in the future, and we may not realize the benefits of such collaborations.

We may form or seek additional collaborations, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our current product candidates and future product candidates that we may develop. These relationships or those like them may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish strategic collaborations or other alternative arrangements for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic collaboration agreements related to our product candidates could also delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our President and Chief Executive Officer, Lawson Macartney, Ph.D., B.V.M.S. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facility in La Jolla, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is very intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms. In order to induce valuable employees to remain at Ambrx, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, our ability to advance the development of our product candidates and obtain regulatory approval and potentially commercialize them will be limited.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 31, 2014, we had 79 employees, 74 of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to hire additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis, regulatory affairs, formulation development and other drug development functions. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and product candidates that we develop and, accordingly, may not achieve our research, development and commercialization goals.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters is located in California near major earthquake faults and fire zones. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal and state healthcare fraud and abuse laws and regulations; and laws that require the reporting of financial information or data accurately. Specifically, the sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and other third-party misconduct. Although we intend to adopt a code of business conduct and ethics that will be effective upon the completion of this offering, the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If any of our product candidates is approved, we may be subject to healthcare laws, regulation and enforcement. Our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Although we currently do not have any products on the market, if any of our product candidates is approved, once we or our collaborators begin commercializing such candidate(s), we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program by obtaining any money or property from such health benefit care program through false representations, or falsifying, concealing, or covering up a material fact, making a false statement, or using or making any false or fraudulent document in connection with the delivery of or payment for health care benefits or services;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	the U.S. federal transparency laws, including the federal Physician Payment Sunshine Act, that requires drug manufacturers to disclose payments and other transfers of value provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, and payments and other transfer of value provided to such physician owners and immediate family members; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require drug manufacturers to track and report gifts, compensation and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The PPACA broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. In addition, clinical development of our product candidates, and any sales of our product candidates once commercialized outside the United States, will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize our product candidates; and

•	a decline in our share price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry $5.0 million per occurrence of product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. If we determine that it is prudent to increase our product liability coverage due to the commercial launch of any approved product, we may be unable to obtain such increased coverage on acceptable terms, or at all. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our product candidates are regulated as biological products, or biologics, which may subject them to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation as an “interchangeable” biosimilar. The BPCIA defines a biosimilar as a biological product that is highly similar to the reference product, notwithstanding minor differences in clinically inactive components. An interchangeable biosimilar is one expected to produce the same clinical results as the reference product in any given patient, and which is capable of being substituted for the reference product without a healthcare provider’s intervention. When a follow-on biologic is intended to be used repeatedly, it is only interchangeable if alternating between the biosimilar and the reference product yields no additional risk of reduced efficacy or safety. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity and intend to include in our future BLA submission a request for reference product exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products. For example, biological products in Europe may be eligible for an eight year period of data exclusivity plus an additional two years of market exclusivity. However, biosimilar products have been approved under a pathway of the centralized procedure since 2006. The pathway allows sponsors of a biosimilar product to seek and obtain regulatory approval based in part on the clinical trial data of an originator product to which the biosimilar product has been demonstrated to be “similar.” In many cases, this allows biosimilar products to be brought to market without conducting the full suite of clinical trials typically required of originators. It is unclear whether we would face competition to our products in European markets sooner than anticipated.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the recent years including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that renewed deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

At March 31, 2014, we had approximately $61.6 million of cash and cash equivalents. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since March 31, 2014, no assurance can be given that renewed deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market or a general economic downturn.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We will rely upon third-party CROs to monitor and manage data for our preclinical and clinical programs. We will rely heavily on these parties for execution of our preclinical and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with drug product produced under cGMP requirements and will require a large number of test subjects. Our failure or any failure by our CROs to comply with these requirements or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

While we do not currently have any active contracts with CROs, we anticipate that any future CROs will have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs may have an ability to terminate their agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

We may not be able to enter into arrangements with CROs on commercially reasonable terms, or at all. In addition, our CROs will not be our employees and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could harm our competitive position. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize any of our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely on third parties, including FujiFilm Diosynth Biotechnologies and WuXi PharmaTech, to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any of our product candidates, if approved. The development and commercialization of our product candidates could be stopped, delayed or made less profitable if those third parties fail to obtain and maintain regulatory approval of their facilities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture any of our product candidates on a clinical or commercial scale. Instead, we rely on contract manufacturers for such production.

We expect to continue to depend on third-party contract manufacturers for the foreseeable future. We have not entered into long-term agreements with our current contract manufacturers, and though we intend to do so prior to commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business. We currently obtain our supplies of finished drug product through individual purchase orders. We currently rely on FujiFilm Diosynth Biotechnologies for the production of the active pharmaceutical ingredients, or APIs, in our product candidates for use in our clinical trials, other than with respect to the production of the API in ARX788, for which we rely on WuXi PharmaTech. However, we will need to identify and qualify a new third-party manufacturer of APIs prior to commercialization of our product candidates. Any delay in identifying and qualifying a new manufacturer of APIs could delay the potential commercialization of our product candidates, and, in the event that we do not have sufficient APIs to complete our planned clinical trials, it could delay such trials.

The facilities used by our contract manufacturers to manufacture our product candidates must complete a pre-approval inspection by the applicable regulatory authorities, including the FDA, to assess compliance with applicable requirements, including cGMPs, after a BLA or comparable foreign regulatory marketing application is submitted. We do not control the manufacturing process of our product candidates and are completely dependent on our contract manufacturing partners for compliance with the FDA’s cGMP requirements for manufacture of both the active drug substances and finished drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure or maintain regulatory compliance for the manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authorities determine that these facilities for the manufacture of our product candidates are noncompliant, or if our suppliers or contract manufacturers decide they no longer want to supply or manufacture for us, we may need to find alternative manufacturing facilities, in which case we might not be able to identify manufacturers for clinical or commercial supply on acceptable terms, or at all, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

In addition, the manufacture of biologics such as our product candidates is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologics often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of our product candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical, radioactive and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical, radioactive or hazardous materials. As a result of any such contamination or injury we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical radioactive or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our ReCODE and EuCODE technology platforms, including all of the patents and patent applications we have licensed from The Scripps Research Institute (representing over 20 issued U.S. patents, over 50 granted foreign patents and over 20 pending patent applications worldwide), and also including the patents and patent applications that we own, including U.S. Patent Nos. 7,632,823; 7,736,872; 7,846,689; 7,883,866; 7,838,265; 7,829,310; 7,858,344; and 8,420,792, are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technology platforms and product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Composition-of-matter patents are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our issued patents and pending patent applications covering composition-of-matter and forms of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the U.S. PTO, courts in the United States, or by the patent offices and courts in foreign countries. Method-of-use patents protect the use of a product for a specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent.

Some of our patents related to our technology platforms and product candidates were in-licensed from The Scripps Research Institute, or TSRI, and were therefore not written by us or our attorneys, and we did not have control over the drafting and prosecution of these patents. Further, TSRI might not have given the same attention to the drafting and early prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over their drafting and prosecution, which could have resulted in inadequate disclosure and/or claims. This could lead to findings of invalidity or unenforceability of the patents we in-licensed or patents issuing with reduced claim scope.

In addition, the patent applications that we own, in-license or that we may license in the future may fail to result in issued patents with claims that cover our technology platforms or product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which prior art can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if the patents do successfully issue and even if such patents cover one or more of our product candidates, third parties may challenge the validity, enforceability or scope of the patent claims, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect or provide exclusivity for our technology platforms or product candidates, or prevent others from designing around our patent rights. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If the breadth or strength of protection provided by the patents and patent applications that we own or license exclusively are threatened, or if they fail to provide meaningful exclusivity for our technology platforms or product candidates, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Many patent applications covering our technology platforms and product candidates are still pending. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be challenged by third parties. Any successful challenge of these patents or any other patents owned by, or exclusively licensed to, us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our collaborators may develop. Further, if there are delays in the clinical trials for any of our product candidates, the period of time during which we or our collaborators could market the product candidates under patent protection may be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing and some remain so until issued, we cannot be certain that we were the first to file any patent application. Furthermore, if third parties have filed such applications, an interference proceeding can be provoked by a third-party or instituted by the U.S. PTO to determine who was the first to invent any of the subject matter covered by the claims of our patent applications. In the United States, the natural expiration of a patent is generally 20 years after its earliest priority date. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Once the patent life has expired for our product candidates, we may be open to competition from generic medications, which would adversely affect our business and operations.

Our ability to obtain patents is highly uncertain because some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law and included a number of significant changes to U.S. patent law. These included changes in the way patent applications will be prosecuted and may also affect patent litigation. The U.S. PTO has developed new and untested regulations and procedures to govern the full implementation of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in March 2013. The Leahy-Smith Act has also introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications. Finally, the Leahy-Smith Act contains new statutory provisions that still require the U.S. PTO to issue new regulations for their implementation and it may take the courts years to interpret the provisions of the new statute. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the cost of prosecuting our patent applications, our ability to obtain patents based on our patent applications and our ability to enforce or defend our issued patents. An inability to obtain, enforce and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and other elements of our technology platforms, product candidates and discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require our employees to assign their inventions to us, and require our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, our agreements and security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance to us, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims in, or the written description or enablement in, a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection. If we are unable to prevent unauthorized material disclosure of the non-patented intellectual property related to our technologies or product candidates to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Further, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we or our licensors fail to comply with obligations in the agreements under which we license intellectual property rights from third parties, or we otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to an exclusive license agreement with TSRI under which we have been granted rights to intellectual property that are important to our business and we expect that we may need to enter into additional license agreements in the future. Our existing license agreement with TSRI imposes on us, and we expect that future license agreements will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license. See “Business—Collaborations” for a description of our license agreements, which includes a description of the termination provisions of these agreements. Furthermore, if either TSRI or The Regents of the University of California, which co-owns with TSRI certain of the patent rights licensed to us under our TSRI license agreement, were to grant a license to a third party in breach of their respective contractual obligations relating to the licensed patent rights, we could lose exclusivity with respect to the development and commercialization of product candidates arising under our TSRI agreement.

As we have done previously, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we cannot provide any assurances that third-party patents do not exist which might be enforced against our current product candidates or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property is important to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Third-party claims of intellectual property infringement may prevent, delay or stop our product development and drug discovery efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the U.S. PTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the manufacture or use of our product candidates. Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover any aspect of the manufacturing process for any of our product candidates, any molecules formed during the manufacturing process or any final product candidate itself, including the formulation or method of use of such product candidate, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our product candidates, for example, formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have in-licensed patent rights from TSRI that permit us to develop our product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license certain third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we collaborate with an academic institution to accelerate our preclinical research or development under a written agreement with the institution. Typically, institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such right of first negotiation for intellectual property, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights, our ability to commercialize our products, and our business, financial condition and prospects for growth could suffer.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. For example, we are aware of two companies, Sutro Biopharma, Inc. and Allozyne, Inc., that are performing site-specific modification of proteins by encoding a non-native amino acid at a predetermined position within proteins. We believe that the approaches used by these companies differ from those employed by us. However, in order to stop infringement or unauthorized use of any of our patent rights, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more patents of ours or our licensors is not valid, is unenforceable, and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. A third party defendant may also request post grant review or inter partes review by the U.S. PTO of any patent we assert. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Interference proceedings provoked by third parties or brought by the U.S. PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may be unsuccessful and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Issued patents covering our technology platforms or our product candidates could be found invalid or unenforceable if challenged in court or before the U.S. PTO.

If we or one of our licensing collaborators initiated legal proceedings against a third party to enforce a patent covering our technology platforms or one of our product candidates, the defendant could counterclaim that one or more of the patents covering our technology platforms or product candidates, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our technology platforms or product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology platforms or product candidates. Such a loss of patent protection could have a material adverse impact on our business.

The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.

While we normally seek to obtain the right to control the prosecution and maintenance of the patents relating to our technology platforms, frequently the filing and prosecution activities for patents that relate to our product candidates are controlled by our development and commercialization collaborators. For example, we do not have the right to prosecute and maintain the patent rights licensed by us under agreements with each of Merck, BMS, Agensys, ZMC and Hisun, and our ability to have input into such filing and prosecution activities is limited. If these development and commercialization collaborators or any of our future collaborators fail to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, the ability to develop and commercialize those product candidates may be adversely affected and competitors may not be prevented from making, using and selling competing products.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we collaborate with various partners on the development and commercialization of one or more of our product candidates and because we rely on third parties to manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. Our existing collaborative research and development programs may require us to share trade secrets under the terms of our research and development collaborations or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We have systems in place to remind us to pay maintenance and annuity fees, and we rely on an outside annuity service and foreign patent counsel to pay the appropriate maintenance and annuity fees. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Other non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make therapeutics that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or future collaborators might not have been the first to make the inventions covered by an issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of third parties may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to this Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment or results of our planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials of our product candidates being conducted by us or our collaborators;

•	the decision by us or our collaborators to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial of our product candidates;

•	adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;

•	our inability to establish or maintain collaborations if needed;

•	our failure or the failure of our collaborators to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth, if any, of our targeted markets;

•	our ability to successfully enter new markets;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, 5% stockholders and their affiliates owned approximately 73% of our voting stock and, upon the closing of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares) in each case assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. In addition, entities affiliated with certain of our existing stockholders, directors and collaborators, have indicated an interest in purchasing an aggregate of approximately $         million in shares of our common stock in this offering. The above discussed ownership percentage upon completion of this offering does not reflect the potential purchase of any shares in this offering by such entities. If these entities purchase in aggregate          shares of our common stock in this offering, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), upon completion of this offering, our executive officers, directors, 5% stockholders and their affiliates will own approximately     % of our voting stock (assuming no exercise of the underwriters’ option to purchase additional shares).

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based upon an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. In addition, as of March 31, 2014, options to purchase 14,563,256 shares of our common stock at a weighted-average exercise price of $0.58 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of March 31, 2014, upon the closing of this offering we will have outstanding a total of          shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional              shares of common stock will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of              shares of our common stock, or     % of our total outstanding common stock as of March 31, 2014, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to fund research and development activities of our product candidates, to expand and enhance our technology platforms and for working capital and general corporate purposes. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•	a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66-2/3% of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•	a requirement of approval of not less than 66-2/3% of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $         million (or $         million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $11.5 million to advance ARX201 through the completion of a Phase 2 clinical trial in children with GHD, of which approximately $2.0 million would be used to advance ARX201 through the completion of a bridging study in adults with GHD;

•	approximately $10.0 million to advance ARX328 through the completion of a Phase 1a clinical trial in healthy volunteers and overweight or obesity class 1 subjects;

•	approximately $22.0 million to advance one of PSMA ADC, CD70 ADC, bi-specific anti-CD3 X Folate or CD184-FK506 ADC through preclinical development to the end of the first clinical safety trial; and

•	the remainder for research and development, working capital and general corporate purposes.

We do not currently anticipate applying any portion of the net proceeds towards the development of ARX788 as ZMC is responsible, at its sole expense, to fund the development of ARX788 through Phase 1b clinical trials.

We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products. However, we have no current commitments or obligations to do so.

We believe that such proceeds together with our existing cash and cash equivalents will be sufficient to fund our operations through at least the next 24 months.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and other development and commercialization efforts and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the growth and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, business prospects and other factors the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and our capitalization as of March 31, 2014 as follows:

•	on an actual basis;

•	on a pro forma basis to reflect (a) the automatic conversion of all outstanding shares of our convertible preferred stock into 61,428,152 shares of our common stock immediately prior to the completion of this offering and (b) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering. We have based our assumption regarding the conversion of preferred stock into common stock immediately prior to the completion of this offering on stockholder consents we have obtained approving the conversion; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands, except share and per share data)
Cash and cash equivalents	$61,555	$61,555	$

Convertible preferred stock, $0.001 par value; 63,923,189 shares authorized, 61,428,152 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$102,503	$—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 85,000,000 shares authorized, 9,500,743 shares issued and 9,200,743 shares outstanding, actual; 200,000,000 shares authorized, 70,928,895 shares issued and 70,628,895 shares outstanding, pro forma; 200,000,000 shares authorized, shares issued and shares outstanding, pro forma as adjusted	10	71
Additional paid-in capital	4,395	106,837
Accumulated deficit	(80,069)	(80,069)
Less cost of treasury stock; 300,000 shares	(216)	(216)

Total stockholders’ equity (deficit)	(75,880)	26,623

Total capitalization	$26,623	$26,623	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total capitalization and total stockholders’ (deficit) equity by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share of $ (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total capitalization and total stockholders’ equity (deficit) by approximately $ , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock shown as issued and outstanding in the table excludes:

•	14,563,256 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 at a weighted average exercise price of $0.58 per share;

•	7,907,502 shares of our common stock reserved for future issuance under our 2013 equity incentive plan, which includes 6,900,000 shares of our common stock which will become available for future issuance on the business day prior to the public trading date of our common stock; and

•	1,590,000 shares of our common stock reserved for future issuance under our ESPP, which will become effective on the business day prior to the public trading date of our common stock.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2014, we had a historical net tangible book value (deficit) of $(75.9) million, or $(8.25) per share of common stock, based on 9,200,743 shares of common stock outstanding at March 31, 2014. Our historical net tangible book value per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, which is not included within stockholders’ equity (deficit), divided by the total number of shares of common stock outstanding at March 31, 2014.

On a pro forma basis, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 61,428,152 shares of our common stock immediately prior to the completion of this offering, our pro forma net tangible book value as of March 31, 2014 would have been approximately $26.6 million, or approximately $0.38 per share of our common stock.

After giving further effect to the sale of              shares of common stock that we are offering at the initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share at March 31, 2014, before giving effect to this offering	$(8.25)
Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of convertible preferred stock	8.63

Pro forma net tangible book value per share at March 31, 2014, before giving effect to this offering	$0.38
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $         and decrease the dilution to investors participating in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $         and increase the dilution to investors participating in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase              additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $         per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2014, the differences between the number of shares of common stock purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering

Total		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $         million, $         million and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•	14,563,256 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 at a weighted average exercise price of $0.58 per share;

•	7,907,502 shares of our common stock reserved for future issuance under our 2013 equity incentive plan, which includes 6,900,000 shares of our common stock which will become available for future issuance on the business day prior to the public trading date of our common stock; and

•	1,590,000 shares of our common stock reserved for future issuance under our ESPP, which will become effective on the business day prior to the public trading date of our common stock.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of March 31, 2014, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the three months ended March 31, 2013 and 2014 and balance sheet data as of March 31, 2014 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2014 and results of operations for the three months ended March 31, 2013 and 2014. You should read this data together with our financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Collaboration revenues	$44,461	$17,034	$2,432	$5,032
Operating expenses:
Research and development	16,262	27,540	3,661	8,509
General and administrative	5,735	6,853	1,509	1,944

Total operating expenses	21,997	34,393	5,170	10,453

Income (loss) from operations	22,464	(17,359)	(2,738)	(5,421)
Total other income (expense)	343	368	222	40

Income (loss) before income taxes	22,807	(16,991)	(2,516)	(5,381)
Provision for income taxes	242	53	—	—

Net income (loss)	$22,565	$(17,044)	$(2,516)	$(5,381)

Net income (loss) per share attributable to common stockholders (1):
Basic	$0.20	$(1.90)	$(0.28)	$(0.60)

Diluted	$0.19	$(1.90)	$(0.28)	$(0.60)

Shares used to compute net income (loss) per share attributable to common stockholders (1):
Basic	8,870,946	8,970,927	8,959,804	9,017,233

Diluted	9,587,848	8,970,927	8,959,804	9,017,233

Pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(0.24)		$(0.08)

Shares used to compute pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited) (1)		70,399,079		70,445,385

(1)	See Note 1 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net income (loss) per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2014
	2012	2013
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$68,125	$71,843	$61,555
Working capital	58,774	51,462	41,026
Total assets	71,529	77,583	70,018
Convertible preferred stock	102,503	102,503	102,503
Accumulated deficit	(57,644)	(74,688)	(80,069)
Total stockholders’ deficit	(54,345)	(70,872)	(75,880)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Ambrx is a clinical stage biotechnology company focused on discovering and developing first-in-class and best-in-class optimized protein therapeutics known as bio-conjugates. Our proprietary technology platforms enable us to attach pharmaceutically active molecules to specific sites within proteins, a process known as site-specific conjugation, and to design biologics with precision that is similar to that used to design modern small molecule drugs. We refer to this as protein medicinal chemistry. We believe our ability to target specific sites of conjugation more precisely than prior generations of bio-conjugates and produce homogeneous therapeutics allows us to discover new protein drugs and design safer, more effective versions of current therapeutics. We can create proteins in both bacterial and mammalian cell systems, enabling us to create bio-conjugates in the system most appropriate for that product candidate. Our bacterial platform, ReCODE, has generated our most mature programs and includes several collaboration programs and several internal programs focused on long-acting therapeutic proteins. We apply our mammalian platform, EuCODE, to generate the majority of our ADC product candidates. Utilizing our ReCODE and EuCODE platforms, we have developed a pipeline of novel product candidates that include ADCs, bi- and multi-specific drug conjugates and long-acting therapeutic proteins. Our most advanced ADC program is ARX788, an ADC for cancers expressing HER2, for which we intend to begin clinical trials in Australia in the first half of 2015 and which we are collaborating with ZMC to develop. Our most advanced long-acting proteins are ARX201, a once-weekly hGH that has successfully completed a Phase 2b clinical trial, and ARX328, a long-acting leptin for lipodystrophy and weight management; we intend to submit an IND to the FDA for ARX201 in the second half of 2014 and for ARX328 in mid-2014. Our most advanced collaboration program in human health is ARX618, a long-acting FGF21 for type 2 diabetes, which our collaborator BMS has advanced through Phase 1 clinical trials and expects to begin Phase 2 clinical trials for in mid-2014.

We are also completing preclinical assessments of other internally developed ADC and bi-specific product candidates, including those listed below. We expect that the preclinical datasets for these candidates will become available during 2014. Assuming positive preclinical results, we anticipate taking one or more of these molecules into preclinical development beginning in 2015.

•	PSMA ADC for the treatment of metastatic castration-resistant prostate cancer and glioblastoma multiforme;

•	CD70 ADC for the treatment of renal and nasopharyngeal cancers;

•	Bi-Specific Anti-CD3 X Folate for the treatment of ovarian cancer; and

•	CD184-FK506 ADC for the treatment of immunological diseases.

In addition to our internal pipeline, we collaborate with leading pharmaceutical companies, including BMS, Merck, Eli Lilly, Agensys, ZMC and Hisun. Our active collaborations consist of the following:

BMS FGF21 Collaboration. In September 2011, we entered into a collaboration and license agreement with BMS. This collaboration is focused on the development and commercialization of one or more compounds containing human FGF21 molecules having one or more non-naturally occurring amino acids incorporated using our ReCODE technology. Under the terms of the agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for our lead human FGF21 product candidate, ARX618, and alternative or backup compounds to ARX618. We received an initial upfront payment of $17.5 million and a milestone payment for the initiation of Phase 1 clinical trials of $10.0 million. We have the potential to receive additional research and development funding under this agreement. We are also eligible to receive clinical and regulatory milestone payments based on the successful development of products, as well as royalties on the net sales of such products. We may receive up to $255.0 million upon achievement of certain clinical and regulatory events and up to $198.8 million in the aggregate for any subsequent products covered by our intellectual property. In addition, we have the potential to receive payments totaling up to $150.0 million in the aggregate upon achievement by BMS of specified sales milestones for the covered products. We are also entitled to receive tiered royalties on a product-by-product basis ranging from the high single digit to the low double digit percentages of aggregate worldwide net sales of each product. BMS may terminate the agreement (1) upon three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the U.S. or the European Union, or (2) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the U.S. or the European Union. We or BMS may terminate the agreement for cause for safety reasons or upon other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. We may also terminate the agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

BMS Relaxin Collaboration. In September 2011, we entered into a collaboration and license agreement with BMS focused on the development and commercialization of one or more compounds containing human Relaxin molecules having one or more non-naturally occurring amino acids incorporated using our ReCODE technology. Under the terms of the agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for our lead human Relaxin compound, ARX720, and alternative or backup compounds to ARX720. We received an initial upfront payment of $5.0 million and receive research and development funding under this agreement. We are also eligible to receive clinical and regulatory milestone payments based on the successful development of products, as well as royalties on the net sales of such products. We may receive up to $112.0 million upon the achievement of certain clinical and regulatory events and up to $56.0 million in the aggregate for any subsequent products covered by our intellectual property. We are also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentages of aggregate worldwide net sales of each product. BMS may terminate the agreement (1) upon three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the U.S. or the European Union, or (2) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the U.S. or the European Union. We or BMS may terminate the agreement for cause for safety reasons or upon other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. We may also terminate the agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

BMS Oncology ADC Collaboration. In May 2013, we entered into a collaboration and exclusive license agreement with BMS for the discovery, development and commercialization of novel compounds incorporating our ReCODE or EuCODE technology suitable for clinical development. Under the terms of the agreement, we received an upfront payment of $15.0 million and receive research and development funding. We are also eligible to receive clinical, regulatory and sales milestone payments, as well as royalties on net sales of such products. For each target within the collaboration, we may receive future milestone payments of up to $97.0 million, of which $62.0 million would be due upon the achievement of certain clinical and regulatory based milestones and $35.0 million would be due upon the achievement of certain commercial sales thresholds. We are also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentages of aggregate worldwide net sales of each product. BMS may terminate the agreement upon three months’ written notice. We or BMS may terminate the agreement for cause for safety reasons or upon other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. We may also terminate the agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

Merck Collaboration. In June 2012, we entered into a research collaboration, option and exclusive license agreement with Merck for the research and development of novel bio-conjugates for both oncology and non-oncology therapeutic targets. Under the terms of the agreement, we received an upfront payment of $15.0 million and are eligible to receive research and development funding. We are also eligible to receive preclinical, clinical, regulatory and sales-based milestone payments, as well as tiered royalties on net sales of licensed products. Merck may exercise an option to acquire an exclusive license by paying us an option exercise fee in the mid-single digit millions of dollars. For each target within the collaboration, we may receive future milestone payments of up to an additional $98.0 million, of which $68.0 million would be due upon the achievement of certain preclinical, clinical and regulatory based milestones and $30.0 million would be due upon the achievement of certain commercial sales thresholds. We will also be entitled to receive tiered royalties in the single digit percentages of aggregate worldwide net sales of each licensed product. We or Merck may terminate the agreement for cause for the other party’s uncured material breach (including our failure to conduct a given research program in accordance with the terms of the collaboration agreement), and Merck may terminate the agreement without cause for convenience, in each case upon 90 days’ notice. Additionally, Merck may terminate the agreement with respect to a given product immediately upon written notice to us in the event that Merck has a safety or efficacy concern with respect to the product. On a target-by-target basis, Merck has the right to discontinue a given research program or extend any research program term for an additional year at any time on 90 days’ notice.

Eli Lilly Collaboration. In January 2007, we entered into a collaborative research, license and commercialization agreement pursuant to which we work with Eli Lilly’s Elanco Animal Health division to discover, develop and commercialize a broad portfolio of Ambrx-enabled bio-conjugates in animal health. The agreement was most recently amended in February 2011. Under the terms of the February 2011 amendment, Eli Lilly paid us $8.0 million for an exclusive worldwide license to develop and commercialize products in the entire field of animal health. We are eligible to receive research and development funding and reimbursement of certain intellectual property expenses. We are also eligible to receive preclinical and regulatory milestone payments, as well as royalties on net sales of such products. For each product candidate within the collaboration, we may receive future milestone payments of up to $1.0 million upon achievement of certain preclinical and regulatory based milestones. We are also eligible to receive tiered royalties, with percentages ranging from the low to mid-single digits, based on cumulative net sales of each product. Either party may terminate the agreement without cause upon 90 days’ notice. We may terminate the agreement for cause if Eli Lilly fails to make any payments required by the agreement, and either we or Eli Lilly may terminate the agreement for cause for the other party’s material breach that remains uncured for 60 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings.

Agensys Collaboration. In April 2013, we entered into a research collaboration and exclusive license agreement with Agensys, which applies our platform technology to specific antibodies that bind to targets within the Agensys pipeline, with the objective of creating ADCs based on Ambrx enabled antibodies and additional Agensys technology. Under the terms of the agreement, we received an upfront payment of $15.0 million, which included research and development funding for the first year of the agreement, and are eligible to receive additional research and development funding. We are also eligible to receive preclinical, clinical, regulatory and sales milestone payments, as well as royalties on net sales of licensed products. For each target within the collaboration, we may receive future milestone payments of up to $95.0 million, of which $55.0 million would be due upon the achievement of certain preclinical, clinical and regulatory based milestones and $40.0 million upon the achievement of certain commercial sales thresholds. We are entitled to receive tiered royalties in the high single digit percentages of aggregate worldwide net sales of each licensed product. Agensys may terminate the agreement without cause upon 90 days’ notice. We or Agensys may terminate the agreement for cause for the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. We may terminate the agreement for cause in the event that Agensys or any of its affiliates challenges the validity, scope or enforceability of the licensed patent rights.

ZMC Collaboration. In June 2013, we entered into a co-development and license agreement with ZMC for the development and commercialization of ARX788 and other HER2 ADC products covered by our intellectual property rights. Under the terms of the agreement, ZMC received an exclusive license to any HER2-ADC products within the territory of China, while we retain commercial rights outside of China and will be eligible to receive royalties on sales of the products in China. ZMC will be responsible, at its sole expense, to use commercially reasonable efforts to develop and commercialize the licensed products in China and fund the development of the product outside of China to the end of Phase 1 clinical trials. In consideration of technical assistance provided by us, ZMC will provide research and development funding to us during the first three years period following the effective date. We are entitled to receive tiered royalties in the low double digit percentages of aggregate net sales of licensed products in China. In addition, we are obligated to pay ZMC a mid-single digit or low double digit percentage of any sublicensing profit we may receive outside of China, depending on what phase of clinical development has been completed at the time of transfer, or a low single digit royalty on any net sales that we or our successors may receive from selling licensed products outside of China, if the market authorization of such product is based on Phase 1 clinical data. ZMC may terminate the agreement without cause upon six months’ notice. We or ZMC may terminate the agreement for cause if the other party materially defaults with respect to any of its material obligations, and such default is not cured within 60 days after receipt of notice thereof, or in the case of certain voluntary or involuntary insolvency proceedings.

Hisun Collaboration. In April 2014, we entered into a co-development and license agreement with Hisun for the research, development and commercialization of certain bi-specific product candidates and products for the treatment of cancer. Pursuant to the agreement, we granted Hisun an exclusive license to use certain of our patents and know-how to develop, use, manufacture and sell certain licensed products in China. We and Hisun are each responsible for using commercially reasonable efforts to develop licensed products during the research term. Hisun is responsible, at its sole expense, to use commercially reasonable efforts to develop, commercialize and manufacture licensed products in China. As consideration for technical assistance we provide to Hisun under the agreement, we are entitled to receive a payment of $1.0 million each year during the initial three-year research term. We are also entitled to receive tiered royalties in the mid to high single digit percentages of net sales of licensed products in China until the later of the expiration of the applicable patent rights or 12 years after the first commercial sale of the product in China. In addition, during such period, we are obligated to pay Hisun certain low single digit percentages of any sublicensing or net sales profit that we may receive outside of China, depending on what phase of clinical development has been completed at the time of transfer or whether the product has been commercialized. Hisun may terminate the agreement without cause upon six months’ notice. We or Hisun may terminate the agreement for cause if the other party materially defaults with respect to any of its material obligations, and such default is not cured within 60 days after receipt of notice thereof, or in the case of certain voluntary or involuntary insolvency proceedings.

Since our inception in 2003, we have devoted substantially all of our resources to the development of our ReCODE and EuCODE platforms, identifying potential product candidates using those platforms, the clinical and preclinical advancement of our product candidates, the creation, licensing and protection of related intellectual property and the provision of general and administrative support for these operations. We have not generated any revenue from product sales and, to date, have funded our operations primarily through our collaboration and license agreements, including upfront payments, research and development funding, reimbursement of patent costs and milestone payments, and the private placement of convertible preferred stock. Since our inception through March 31, 2014, we have received a total of $106.0 million from the sale of convertible preferred stock and separately over $200 million from our collaborators in connection with our collaboration and licensing agreements.

Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund the clinical development of ARX788, ARX201, and ARX328 and continued development of our preclinical programs and technology platforms through at least the next 24 months. As a result of our collaboration activities we have had periods with net income, but have primarily incurred net losses since our inception. Our net loss was $17.0 million and $5.4 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, and as of March 31, 2014 we had an accumulated deficit of $80.1 million. We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development of our internal product candidates and technology platforms and incur additional costs associated with being a public company.

Financial Operations Overview

Revenues

To date, we have not generated any revenues from product sales. Our revenues have been derived from our collaboration and license agreements, including amounts recognized relating to upfront payments, research and development funding, reimbursement of patent costs and milestone payments.

In the future, we may generate revenue from a combination of license fees and other upfront payments, research and development payments, reimbursement of patent costs, milestone payments, product sales and royalties in connection with our collaborations. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing of any future achievement of preclinical, clinical, regulatory and commercialization milestones and the extent to which any of our products are approved and successfully commercialized by us or our collaborators. If our collaborators do not elect or otherwise agree to fund our development costs pursuant to our collaboration agreements, or if we or our collaborators fail to develop product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenues, our results of operations and our financial position could be adversely affected.

Summary of Collaboration Revenue

The following table shows a comparison of revenue from our collaborations for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(in thousands)
Bristol-Myers Squibb Company	$32,438	$3,753	$248	$1,197
Merck Sharp & Dohme Corp.	1,849	5,530	1,233	1,751
Agensys, Inc.	—	2,669	—	942
Eli Lilly and Company	4,280	4,635	951	942
Other	5,894	447	—	200

Total	$44,461	$17,034	$2,432	$5,032

Research and Development Expenses

Research and development expenses consist of costs associated with our technology platforms and programs. These costs consist primarily of:

•	salaries and related overhead expenses, including stock-based compensation and benefits for personnel in research and development functions;

•	costs associated with conducting our preclinical, development and regulatory activities, including fees paid to third-party professional consultants and service providers;

•	costs to develop and manufacture preclinical study and clinical trial materials;

•	costs for laboratory supplies;

•	payments related to licensed technologies; and

•	facilities, depreciation and other expenses, including allocated expenses for rent and maintenance of facilities.

Research and development costs, including third-party costs reimbursed by collaborators as part of our collaboration agreements, are expensed as incurred. We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received.

The following table summarizes our research and development expenses by major programs for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(in thousands)
ARX328	$362	$7,732	$272	$2,509
ARX201	186	3,336	30	1,518
Internal preclinical programs and technologies	9,551	8,377	2,359	2,392
Collaboration programs	4,562	4,293	723	1,406

Total allocated research and development expenses	14,661	23,738	3,384	7,825
Unallocated expenses	1,601	3,802	277	684

Total research and development expenses	$16,262	$27,540	$3,661	$8,509

Allocated expenses consist of direct costs associated with each program, including overhead. Unallocated expenses consist of certain research and development administration costs and sublicensing royalties paid to TSRI. Expenses related to our ARX328 and ARX201 internal programs reflect only expenses incurred subsequent to identification of the preclinical candidate. We did not track internal program costs on a separate basis prior to 2006.

Through March 31, 2014, we incurred research and development expenses related to ARX328 and ARX201 of $11.5 million and $23.4 million, respectively.

We plan to increase our current level of research and development expenses for the foreseeable future as we continue the development of ARX201, ARX328 and our preclinical programs and technologies. Currently, ZMC is responsible, at its sole expense, to fund the development of ARX788 through Phase 1b clinical trials. If, during the Phase 1b clinical trial, the safety, PK and activity of ARX788 supports further development, we may incur substantial manufacturing and related costs if we decide to initiate preparation for a Phase 2 clinical trial; this will be our sole financial responsibility.

We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with any certainty the costs we will incur or the timelines we will require in the continued development of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation and travel expenses for our employees in executive, operational, finance and human resource functions. Other general and administrative expenses include facility-related costs and professional fees for directors, accounting and legal services and expenses associated with obtaining and maintaining patents.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the continued research and development of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.

Other Income (Expense)

Other income (expense) primarily consists of investment income related to our cash and cash equivalents, gains on investment securities and gains and losses on the sale of equipment.

Provision for Income Taxes

The provision for income taxes consists of our estimated federal and California alternative minimum taxes.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies related to revenue recognition and stock-based compensation are most critical to understanding and evaluating our reported financial results.

Revenue Recognition

Our revenues are derived from our collaboration and license agreements. We recognize revenues when all four of the following criteria are met: (1) there is persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured.

Our collaboration and license agreements contain multiple deliverables, including technology licenses or options to obtain technology licenses, manufacturing licenses and research and development services. Our collaborations may provide for various types of payments including upfront payments, funding of research and development, milestone payments, and royalties on net product sales. We evaluate the deliverables in our collaboration agreements to determine whether they meet the criteria to be accounted for as separate units of accounting or whether they should be combined with other deliverables and accounted for as a single unit of accounting. When the delivered items in an arrangement have “stand-alone value” to our customer, we account for the deliverables as separate units of accounting and we allocate the consideration to each unit of accounting based on the relative selling price of each deliverable. Delivered items have stand-alone value if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis. We use the following hierarchy of values to estimate the selling price of each deliverable: (1) vendor-specific objective evidence of fair value; (2) third-party evidence of selling price; and (3) best estimate of selling price, or BESP. The BESP reflects our best estimate of what the selling price would be if we regularly sold the deliverable on a stand-alone basis. We recognize the revenue allocated to each unit of accounting as we deliver the related goods or services. If we determine that we should treat certain deliverables as a single unit of accounting, then we recognize the revenue over our estimated period of performance.

From time to time, we may enter into separate agreements at or near the same time with the same customer. We evaluate such agreements to determine whether they should be accounted for individually as distinct arrangements or whether the separate agreements are, in substance, a single multiple element arrangement. We evaluate whether the negotiations are conducted jointly as part of a single negotiation, whether the deliverables are interrelated or interdependent, whether fees in one arrangement are tied to performance in another arrangement, and whether elements in one arrangement are essential to another arrangement. Our evaluation involves significant judgment to determine whether a group of agreements might be so closely related that they are, in effect, part of a single arrangement. For example, we entered into three collaboration agreements with BMS, of which two were entered into in September 2011 and the third in May 2013. We have evaluated all three of the BMS agreements to determine whether we should account for them as separate agreements. Although negotiated at the same time, we determined that each of the deliverables under the 2011 agreements had stand-alone value. Each agreement focuses on different targets, there are no interrelated or interdependent deliverables, there are no provisions in any of these agreements that are essential to the other agreement, and the payment terms and fees under each agreement are independent of each other. The research and development services provided by us started and are expected to conclude at the same time. In addition, we determined that the 2013 agreement should be accounted for separately from the 2011 agreements because negotiations were conducted independently of one another, each agreement focuses on different targets, there are no interrelated or interdependent deliverables, there are no provisions in any of these agreements that are essential to the other agreement, and the payment terms and fees under each agreement are independent of each other.

Milestones

We use the milestone method of accounting and revenue is recognized when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved and the payment is non-refundable, provided that the milestone event is substantive. A milestone event is defined as an event (1) that can only be achieved based in whole or in part on either our performance or on the occurrence of a specific outcome resulting from our performance; (2) for which there is substantive uncertainty at the inception of the arrangement that the event will be achieved; and (3) that would result in additional payments being due to us. Events for which the occurrence is either contingent solely upon the passage of time or the result of a counterparty’s performance are not considered to be milestone events. A milestone event is substantive if all of the following conditions are met: (1) the consideration is commensurate with either our performance to achieve the milestone, or the enhancement of the value to the delivered item(s) as a result of a specific outcome resulting from our performance to achieve the milestone; (2) the consideration relates solely to past performance; and (3) the consideration is reasonable relative to all the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

We assess whether a milestone is substantive at the inception of each arrangement. If a milestone is deemed non-substantive, we will account for that milestone payment in accordance with the multiple element arrangements guidance and recognize it consistent with the related units of accounting for the arrangement over the related performance period.

Stock-Based Compensation

Stock-based compensation expense represents the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. For stock option grants with performance-based milestones, the expense is recorded over the remaining service period after the point when the achievement of the milestone is probable or the performance condition has been achieved. We estimate the fair value of stock option grants using the Black-Scholes option pricing model.

We account for stock options to non-employees using the fair value approach. Stock options to non-employees are subject to periodic revaluation over their vesting terms. For stock option grants with performance-based milestones, the expense is recorded over the remaining service period after the point when the performance condition has been achieved.

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (1) the risk-free interest rate, (2) the expected volatility of our stock, (3) the expected term of the award and (4) the expected dividend yield. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. For these analyses, we have selected companies with comparable characteristics to ours, including risk profiles and position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected life of our employee stock options using the “simplified” method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the yields of zero-coupon U.S. Treasury securities with similar maturities.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Risk-free interest rate	0.82% –1.11%	1.12% –1.96%	1.12% –1.14%	1.88% –1.90%
Expected volatility	82%	82%	82%	82%
Expected term (in years)	6.1	6.1	6.1	6.1
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2013 through May 1, 2014, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price per Common Share	Estimated Fair Value per Common Share
January 25, 2013	353,200	$0.53	$0.53
February 5, 2013	4,563,855	0.53	0.53
June 18, 2013	34,600	0.72	0.72
August 19, 2013	1,570,900	0.72	0.72
September 25, 2013	426,000	0.72	0.72
February 21, 2014	881,500	1.00	1.00
March 12, 2014	63,000	1.00	1.00
May 1, 2014	122,000	1.36	1.36

Total employee stock-based compensation expense related to unvested stock option grants not yet recognized as of December 31, 2013 was approximately $2.1 million and is expected to be recognized as expense over approximately 1.6 years. Total employee stock-based compensation expense related to unvested stock option grants not yet recognized as of March 31, 2014 was approximately $2.5 million and is expected to be recognized as expense over approximately 1.6 years.

Based on the initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), the intrinsic value of stock options outstanding as of March 31, 2014 would be $             million, of which $             million and $             million would have been related to stock options that were vested and unvested, respectively, at that date.

Determination of the Fair Value of Common Stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations, which is the most subjective input into the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analysis. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	contemporaneous valuations prepared by an independent third-party valuation specialist effective as of December 1, 2012, May 2, 2013, December 1, 2013 and March 31, 2014;

•	our results of operations, financial position and the status of research and development efforts of our product candidates;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of marketability of our common stock as a private company;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	market performance of comparable publicly traded companies;

•	trends and developments in our industry;

•	recent valuations of companies in the life sciences and biotechnology sectors at the time of their initial public offering, or IPO, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an IPO or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held biotechnology companies.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net income (loss) and net income (loss) per common share could have been significantly different.

Common Stock Valuation Methodologies

Our valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of the company’s future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. The following market approaches were utilized in our recent valuations:

•	Guideline public company method. The guideline public company market approach estimates the value of a business by comparing a company to similar publicly traded companies.

•	Guideline transaction method. The guideline transaction market approach estimates the value of a business based on valuations from selected mergers and acquisitions transactions for companies with similar characteristics.

Each methodology described above was considered in our valuations. We elected not to utilize the cost approach in any of our valuations since our value relates primarily to our intangible assets.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we considered consisted of the following:

•	Current value method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest. This method was considered but not utilized in any of the valuations discussed below.

•	Option pricing method. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Probability-weighted expected return method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

January 2013 and February 2013 grants. On each of January 25, 2013 and February 5, 2013, our board of directors determined that the fair value of our common stock was $0.53 per share in connection with the grant of stock options. As part of each determination, our board of directors concluded that no significant internal or external value-generating events had taken place between December 1, 2012 (the date of the previous valuation prepared with input from a third-party valuation specialist) and the dates of these stock option grants. To determine our enterprise value as of December 1, 2012, we utilized both an income approach based on a discounted cash flow method and a guideline public company market approach. The option pricing method was utilized to allocate the enterprise value to our common stock. We believed that the option pricing method was the most appropriate given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of development. We applied a discount for lack of marketability, or DLOM, of 37% based on the Black-Scholes Option Pricing Model and several empirical restricted stock studies for calculating illiquidity discounts. This methodology was applied on a consistent basis in the preparation of our May 2013 valuation.

May 2013 valuation. The common stock fair value was estimated to be $0.72 per share in May 2013, with input from both management and an independent third-party valuation specialist. The fair value per share of $0.72 represented an increase of $0.19 per share from the $0.53 per share utilized for the February 2013 option grants. The significant events between February 2013 and May 2013 that impacted our estimated enterprise value and contributed to our updated conclusions regarding the timing and nature of future cash flows were as follows:

•	in April 2013, we entered into a research and collaboration and exclusive license agreement with Agensys that included a $15.0 million upfront payment; and

•	in May 2013, we entered into a collaboration and exclusive license agreement with BMS that included a $15.0 million upfront payment.

June 2013, August 2013 and September 2013 grants. On each of June 18, 2013, August 19, 2013 and September 25, 2013, our board of directors determined that the fair value of our common stock was $0.72 per share in connection with the grant of stock options. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the May 2013 valuation analysis date and the dates of these stock option grants.

December 2013 valuation. The common stock fair value was estimated to be $1.00 per share in December 2013, with input from both management and an independent third-party valuation specialist. The fair value per share of $1.00 represented an increase of $0.28 per share from the $0.72 per share utilized for the September 2013 option grants.

The significant event between September 2013 and December 2013 that impacted our estimated enterprise value and contributed to our updated conclusions regarding the timing and nature of future liquidity events was the authorization by our board of directors, in the fourth quarter of 2013, to pursue an IPO. As a result, we switched from the option pricing method to the PWERM to allocate enterprise value across our classes and series of capital stock, because we believed that there was a higher probability of a liquidity event in the following 12 to 18 months. For each liquidity event scenario under the PWERM, the rights and preferences of each class of our capital stock were considered in order to determine the appropriate allocation of our enterprise value to the shares of our common stock. The PWERM utilized a 40% probability that we would complete an IPO as of June 30, 2014, a 20% probability that we would complete an IPO as of December 31, 2016, a 30% probability that we would complete a merger or sale transaction by June 30, 2017 and a 10% probability of an event, such as bankruptcy, that would result in no value to common stockholders.

For the IPO liquidity event scenarios, we used pre-money IPO valuations of recent IPOs of biotechnology companies, under the guideline public company market approach, to determine our estimated enterprise value. We then calculated the common stock value on a fully-diluted basis.

For the merger or sale liquidity event scenario, we used the guideline transaction market approach based on the enterprise price paid in recent pharmaceutical and biotechnology acquisitions to determine our estimated enterprise value. We allocated enterprise value based on the liquidation preferences and conversion terms of each equity class.

Finally, we utilized the no value to common scenario that contemplated circumstances resulting from a failure of our business model or from our inability to raise additional funding in order to sustain operations. This scenario would include a liquidation of the business in which our preferred stockholders would recover a portion of their original investment through a sale of our assets, but no value would remain available for distribution to holders of our common stock.

We discounted to present value using a cost of capital of 16%, applied the probabilities listed above to each liquidity event scenario and then applied a DLOM of 20% to the common stock.

February 2014 and March 2014 grants. On each of February 21, 2014 and March 12, 2014, our board of directors determined that the fair value of our common stock was $1.00 per share in connection with the grant of stock options. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the December 2013 valuation analysis date and the dates of these stock option grants.

March 31, 2014 valuation. The common stock fair value was estimated to be $1.36 per share on March 31, 2014, with input from both management and an independent third-party valuation specialist. The fair value per share of $1.36 represented an increase of $0.36 per share from the $1.00 per share utilized for the March 12, 2014 option grants.

The significant events between March 12, 2014 and March 31, 2014 that impacted our estimated enterprise value and contributed to our updated conclusions regarding the timing and nature of future liquidity events, and underlying market comparable transactions, included the filing of our draft registration statement with the SEC on March 28, 2014 and market conditions that indicated we might attain a higher than previously estimated equity value in a near-term IPO. As a result, we updated the inputs into our PWERM analysis such that we utilized a 60% probability that we would complete an IPO as of June 30, 2014, a 10% probability that we would complete an IPO as of December 31, 2016, a 25% probability that we would complete a merger or sale transaction by June 30, 2017 and a 5% probability of an event, such as bankruptcy, that would result in no value to common stockholders. In addition, the pre-money IPO valuations of recent IPOs of biotechnology companies, under the guideline public company market approach, indicated an increase to our estimated enterprise value.

As of March 31, 2014, we utilized the same valuation model as described above for our December 2013 valuation. For the March 31, 2014 valuation, we discounted to present value using a cost of capital of 16%, applied the probabilities listed above to each liquidity event scenario and then applied a DLOM of 20% to the common stock.

May 1, 2014 grants. On May 1, 2014, our board of directors determined that the fair value of our common stock was $1.36 per share in connection with the grant of stock options. As part of this determination, our board of directors concluded that no significant internal or external value-generating events had taken place between the March 31, 2014 valuation analysis date and the dates of these stock option grants.

Other Company Information

Net Operating Loss and Research and Development Tax Credit Carryforwards

As of December 31, 2013, we had federal and California tax net operating loss carryforwards of $26.2 million and $28.8 million, respectively, which begin to expire in 2025 and 2019, respectively, unless previously utilized. As of December 31, 2013, we also had federal and California research and development tax credit carryforwards of $3.9 million and $3.1 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2026. The California research and development tax credit carryforwards are available indefinitely.

Pursuant to Sections 382 and 383 of the IRC, annual use of our net operating loss and research and development credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50% occurs within a three-year period. As of December 31, 2011, we completed an analysis regarding the limitation of net operating loss and research and development credit carryforwards under IRC Sections 382 and

383, and determined that we experienced an ownership change in June 2006. As a result of this ownership change, our net operating losses and research and development credits generated prior to June 2006 are limited under IRC Sections 382 and 383. Additionally, we have removed from the deferred tax assets $3.7 million of federal net operating loss carryforwards and $18.3 million of California net operating loss carryforwards that will expire unused solely due to the ownership change in June 2006. If it is determined that we have in the past experienced one or more additional ownership changes, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, we may be further limited in our ability to use our net operating loss carryforwards and other tax attributes to reduce taxes owed on the net taxable income that we earn. For the three-year periods ending December 31, 2013 and March 31, 2014, we have not issued significant amounts of capital stock and do not anticipate that we have experienced a cumulative change in ownership of more than 50% during that period.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

The following table summarizes our results of operations for the three months ended March 31, 2013 and 2014:

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014
	(in thousands)
Collaboration revenues	$2,432	$5,032	$2,600
Research and development expenses	3,661	8,509	4,848
General and administrative expenses	1,509	1,944	435
Other income (expense)	222	40	(182)

Collaboration Revenues. Collaboration revenues were $2.4 million and $5.0 million for the three months ended March 31, 2013 and 2014, respectively. The increase of $2.6 million was due primarily to the following:

•	$1.0 million increase attributed to the portion of the upfront payment and research and development funding we recognized in connection with the BMS ADC collaboration we entered into in May 2013;

•	$0.9 million increase attributed to the portion of the upfront payment and research and development funding we recognized in connection with the Agensys collaboration we entered into in April 2013;

•	$0.5 million increase attributed to the portion of the upfront payment we recognized in 2014 in connection with the Merck collaboration, compared to the portion of the upfront payment we recognized in 2013; and

•	$0.2 million increase attributed to the portion of the research and development funding we recognized in connection with the ZMC collaboration we entered into in June 2013.

Research and Development Expenses. Research and development expenses were $3.7 million and $8.5 million for the three months ended March 31, 2013 and 2014, respectively. The increase of $4.8 million was due primarily to the following:

•	$2.2 million increase in expenses associated with the ARX328 program, primarily due to preclinical studies and manufacturing-related costs, which reflects the advancing state of development of the program from preclinical towards submission of an IND;

•	$1.5 million increase in expenses associated with the ARX201 program, primarily due to manufacturing-related costs, which reflects the advancing state of development of the program from preclinical towards submission of an IND;

•	$0.4 million increase in unallocated expenses related to research and development administration costs as we hired additional management personnel; and

•	$0.7 million increase in expenses associated with collaboration programs, primarily due to a $0.5 million increase in expenses related to new collaborations with BMS, Agensys and ZMC and a $0.2 million increase in research activities associated with other collaboration programs.

General and Administrative Expenses. General and administrative expenses were $1.5 million and $1.9 million for the three months ended March 31, 2013 and 2014, respectively. The increase of $0.4 million was due primarily to the addition of personnel to our senior executive team and third-party consulting in support of finance and administration.

Other Income (Expense). Other income (expense) was $0.2 million and $40,000 for the three months ended March 31, 2013 and 2014, respectively. The other income for both periods consisted primarily of income related to our cash and cash equivalents and gains on investment securities.

Comparison of the Years Ended December 31, 2012 and 2013

The following table summarizes our results of operations for the years ended December 31, 2012 and December 31, 2013:

	Years Ended December 31,		Increase / (Decrease)
	2012	2013
	(in thousands)
Collaboration revenues	$44,461	$17,034	$(27,427)
Research and development expenses	16,262	27,540	11,278
General and administrative expenses	5,735	6,853	1,118
Other income (expense)	343	368	25
Provision for income taxes	242	53	(189)

Collaboration Revenues. Collaboration revenues were $44.5 million and $17.0 million for the years ended December 31, 2012 and 2013, respectively. The decrease was due primarily to the following:

•	$26.5 million decrease related to the recognition in 2012 of the $15.9 million deferred portion of the upfront payment attributed to ARX618 technology know-how that we transferred to BMS in 2012, a $10.0 million milestone payment in 2012 due to BMS’s initiation of a Phase 1 clinical trial for ARX618, and a $0.6 million decrease in research and development funding as we transferred research and development activities to BMS;

•	$5.9 million decrease as a result of terminated collaborations in 2012;

•	$5.2 million decrease related to the recognition in 2012 of the $4.8 million deferred portion of the upfront payment attributed to Relaxin technology know-how that we transferred to BMS in 2012 and a $0.4 million decrease in research and development funding as we transferred research and development activities to BMS;

•	$3.7 million increase attributed to the full year amortization of the upfront payment and research and development funding we recognized in 2013 in connection with the Merck collaboration we entered into in June 2012, compared to revenue recognition reflecting a partial year of activity in 2012;

•	$3.0 million increase attributed to the amortization of the upfront payment and research and development funding we recognized in connection with the BMS Oncology ADC collaboration we entered into in May 2013;

•	$2.7 million increase attributed to the amortization of the upfront payment and research and development funding we recognized in connection with the Agensys collaboration we entered into in April 2013;

•	$0.4 million increase attributed to the research and development funding we recognized in connection with the ZMC collaboration we entered into in June 2013; and

•	$0.4 million increase related to $0.9 million of milestones achieved in 2013, offset by a $0.5 million reduction for the reimbursement of patent costs related to the Eli Lilly collaboration.

Research and Development Expenses. Research and development expenses were $16.3 million and $27.5 million for the years ended December 31, 2012 and 2013, respectively. The increase was due primarily to the following:

•	$7.4 million increase in expenses associated with the ARX328 program, primarily due to preclinical studies and manufacturing-related costs, which reflects the advancing state of development of the program from preclinical towards submission of an IND;

•	$3.2 million increase in expenses associated with the ARX201 program, primarily due to manufacturing-related costs, which reflects the advancing state of development of the program from preclinical towards submission of an IND;

•	$2.2 million increase in unallocated expenses related to research and development administration costs as we hired additional management personnel, and sublicensing royalties paid to TSRI in connection with upfront payments received from new collaborations;

•	$1.2 million decrease in expenses associated with our preclinical programs and technologies as we shifted our resources to our ARX201 and ARX328 programs and reallocation of personnel to support our new collaborations in 2013; and

•	$0.3 million decrease in expenses associated with collaboration programs, primarily due to a $2.1 million decrease in research and development funding upon the transfer of certain research and development activities to BMS in connection with the FGF21 and Relaxin collaborations, a $0.4 million decrease in research activities with Eli Lilly, and a $0.2 million decrease in research activities associated with other collaboration programs, offset by a $1.9 million increase in expenses related to collaborations with BMS, Agensys, and ZMC in 2013 and a $0.5 million increase in research and development activities related to the Merck collaboration we entered into in June 2012.

General and Administrative Expenses. General and administrative expenses were $5.7 million and $6.9 million for the years ended December 31, 2012 and 2013, respectively. The increase was due primarily to the addition of personnel to our senior executive team.

Other Income (Expense). Other income (expense) was $0.3 million and $0.4 million for the years ended December 31, 2012 and 2013, respectively. The other income for both periods consisted primarily of income related to our cash and cash equivalents, gains on investment securities and gains and losses on the sale of equipment.

Provision for Income Taxes. Provision for income taxes was $0.2 million and $0.1 million for the years ended December 31, 2012 and 2013, respectively. The provision for income taxes for both periods consists of our estimated federal and California alternative minimum taxes.

Liquidity and Capital Resources

As a result of our collaboration activities we have had periods with net income, but have primarily incurred net losses since our inception. As of March 31, 2014, we had an accumulated deficit of $80.1 million. We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development of our product candidates and incur additional costs associated with being a public company.

From our inception through March 31, 2014, we have funded our operations primarily through private placements of preferred stock and funding from our collaborations. As of March 31, 2014, we had cash and cash equivalents of $61.6 million. To fund further operations, we will need to raise additional capital. We may obtain additional financing in the future through the issuance of our common stock in this public offering, through other equity or debt financings or through collaborations or partnerships. We estimate that our net proceeds from this offering will be approximately $             million, based upon an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities	$7,928	$5,008	$(4,129)	$(9,174)
Net cash used in investing activities	(802)	(1,189)	(21)	(450)
Net cash provided by (used in) financing activities	42	(101)	3	(664)

Net increase (decrease) in cash and cash equivalents	$7,168	$3,718	$(4,147)	$(10,288)

Net cash provided by operating activities was $7.9 million and $5.0 million for the years ended December 31, 2012 and 2013, respectively. Net cash provided by operating activities during the year ended December 31, 2012 was primarily a result of our net income of $22.6 million, offset by the $14.6 million decrease in our deferred revenue. Net cash provided by operating activities during the year ended December 31, 2013 was primarily a result of our net loss of $17.0 million, offset by the increase of $19.1 million in our deferred revenue, a $1.8 million change in our working capital accounts which was primarily attributable to the growth in accrued expenses related to our increased research and development spending, $0.9 million of depreciation expense and $0.5 million of stock-based compensation. Net cash used in operating activities during the three months ended March 31, 2013 was primarily a result of our net loss of $2.5 million, a $1.2 million decrease in our deferred revenue and a $0.6 million change in our working capital accounts. Net cash used in operating activities during the three months ended March 31, 2014 was primarily a result of our net loss of $5.4 million, a $4.0 million decrease in our deferred revenue and a $0.3 million change in our working capital accounts, offset by $0.3 million of stock-based compensation and $0.3 million of depreciation and amortization.

Net cash used in investing activities was $0.8 million, $1.2 million, $21,000 and $0.5 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. Net cash used in investing activities during these periods consisted primarily of the purchase of lab equipment and or tenant improvements for our laboratory. During the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013, we received net proceeds of $0.1 million, $0.2 million and $0.2 million, respectively, from the sale of investments.

Net cash provided by (used in) financing activities was $42,000, $(0.1) million, $3,000 and $(0.7) million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. Net cash provided by financing activities during these periods consisted primarily of the proceeds from the exercise of stock options. During the year ended December 31, 2013 and the three months ended March 31, 2014, we paid $0.1 million and $0.8 million, respectively, of IPO costs.

We believe that our existing cash and cash equivalents and the estimated net proceeds from this offering, together with interest thereon, will be sufficient to meet our anticipated cash requirements through at least the next 24 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	our collaboration agreements remaining in effect, our ability to achieve milestone payments under these agreements, our collaborators exercising their options under these agreements and our entering into additional collaboration agreements;

•	our ability to initiate, and the progress and results of, our planned clinical trials of ARX788, ARX201 and ARX328; as well as the progress and results of clinical trials of our product candidates that are being developed by our collaborators;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the revenue, if any, received from commercial sales of our product candidates for which we or our collaborators receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval and do not collaborate for commercialization; and

•	the extent to which we acquire or in-license other products and technologies.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, our other technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2013 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1- 3 Years	3- 5 Years	More than 5 Years
Operating lease obligations (1)	$5,500	$1,345	$2,811	$1,344	$—
Calibr collaborative license agreement	2,716	2,400	316	—	—

Total	$8,216	$3,745	$3,127	$1,344	$—

(1)	Our commitments for operating leases relate primarily to our corporate headquarters in La Jolla, California. We lease 36,172 square feet for office and laboratory space in La Jolla, California under an operating lease that expires in November 2017.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the SEC) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Related Person Transactions

For a description of our related person transactions, see “Certain Relationships and Related Person Transactions.”

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low-risk profile of our investments, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio. A 10% change in interest rates on March 31, 2014 would not have had a material effect on the fair market value of our portfolio.

We do not believe that our cash, cash equivalents and investments have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Foreign Currency

We incur significant expenses, including for manufacturing of clinical trial materials, outside the United States based on contractual obligations denominated in currencies other than the U.S. dollar, including Euros and

Pounds Sterling. At the end of each reporting period, these liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We do not enter into foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant. Based on our open purchase commitments at March 31, 2014, a movement of 10% in U.S. dollar to Euro or U.S. dollar to Pounds Sterling exchange rates would not have a material effect on our results of operations.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.

BUSINESS

Overview

Ambrx is a clinical stage biotechnology company focused on discovering and developing first-in-class and best-in-class optimized protein therapeutics known as bio-conjugates. Our proprietary technology platforms enable us to attach pharmaceutically active molecules to specific sites within proteins, a process known as site-specific conjugation, and to design biologics with precision that is similar to that used to design modern small molecule drugs. We refer to this as protein medicinal chemistry. We believe our ability to target specific sites of conjugation more precisely than prior generations of bio-conjugates and produce homogeneous therapeutics allows us to discover new protein drugs and design safer, more effective versions of current therapeutics. We have developed a pipeline of novel product candidates that include antibody drug conjugates, or ADCs, bi- and multi-specific drug conjugates and long-acting therapeutic proteins. Our most advanced ADC program is ARX788, an ADC for cancers expressing human epidermal growth factor 2, or HER2, for which we intend to begin clinical trials in early 2015. Our most advanced long-acting proteins are ARX201, a once-weekly human growth hormone, or hGH, that has successfully completed a Phase 2b clinical trial, and ARX328, a long-acting leptin for lipodystrophy and weight management; we intend to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, for ARX201 in the second half of 2014 and for ARX328 in mid-2014. In addition to our internal pipeline, we collaborate with leading pharmaceutical companies, including Bristol-Myers Squibb Company, or BMS, Merck Sharp & Dohme Corp., or Merck, Eli Lilly and Company, or Eli Lilly, Agensys, Inc., or Agensys, Zhejiang Medicine Co., Ltd., or ZMC, and Zhejiang Hisun Pharmaceutical Co., Ltd., or Hisun. Our most advanced collaboration product candidate in human health is ARX618, a long-acting Fibroblast Growth Factor 21, or FGF21, for type 2 diabetes, which our collaborator BMS has advanced through Phase 1 clinical trials and expects to begin Phase 2 clinical trials for in mid-2014. To date, our collaborations have provided us with over $200 million in non-dilutive funding and have the potential to provide over $1.5 billion in potential milestone payments, plus royalties on the sale of collaboration products.

According to data from the IMS Institute for Healthcare Informatics, global sales of biologic drugs, defined as proteins, antibodies and vaccines, were approximately $157 billion in 2011. Over the past 30 years, biologic drugs have had a dramatic impact on disease therapy. Genetically engineered, or recombinant, proteins such as insulin and interferon have become mainstay therapies in the treatment of a broad range of diseases. Similarly, antibodies such as Herceptin and Humira have had a significant impact on the treatment of certain diseases, most notably cancer and autoimmune diseases. Despite their success, many biologics have limitations, including short half-life, a measure of duration of action in the body, for therapeutic proteins, and limited potency for naked antibodies. Bio-conjugate technologies have been designed to address these limitations by attaching molecules to proteins of interest. For example, for therapeutic proteins, molecules such as polyethylene glycol, or PEG, have been attached to extend their half-life, and cell killing, or cytotoxic, molecules have been attached to antibodies to increase their potency. Although an improvement on prior biologics, earlier generation bio-conjugate technologies generally conjugate to an amino acid that is present at multiple sites in the protein and therefore do not allow for conjugation at a specific site. As a result, drug product from the same production run may consist of proteins that are conjugated at different sites and with a different number of conjugated molecules, which is known as heterogeneity.

We believe our technology platforms enable us to overcome the limitations of earlier generation bio-conjugates by applying our protein medicinal chemistry to consistently attach our proprietary linkers, payloads and half-life extenders to proteins at specific sites and create a homogeneous drug product. We test this drug product for pharmaceutical characteristics and physiological effects to develop a more precise understanding of how conjugating in different locations affects the activity of a drug. This enables us to eliminate variants that are unstable, inactive or toxic and allows us to select the optimal combination of conjugation site, linker and payload to create bio-conjugates which have the potential for increased efficacy and improved safety, resulting in a wider therapeutic index. A wider therapeutic index allows a higher dosage to increase the pharmacological effect with a similar safety profile or a lower dosage that achieves the same pharmacological effect with an improved safety profile. We can create proteins in both bacterial and mammalian cell systems, enabling us to create bio-conjugates in the system most appropriate for a given product candidate. Our bacterial platform, ReCODE, has generated our most mature programs, including several collaboration programs and several internal programs focused on long-acting therapeutic proteins. We apply our mammalian platform, EuCODE, to generate the majority of our ADC product candidates. Our technology and products are protected by an extensive intellectual property estate, which includes over 100 issued U.S. patents and pending U.S. patent applications and over 500 issued patents and pending patent applications in other jurisdictions.

Our lead ADC program is ARX788, which is a HER2 antibody conjugated with our proprietary linker and cytotoxic drug payload, Amberstatin, or AS269. ARX788 is currently in preclinical development for the treatment of breast cancer and other solid tumors that express and overexpress HER2. While significant advances have been achieved in the treatment of cancers with HER2-targeted therapies, in many cases the cancer still progresses after multiple lines of treatment. In addition, existing HER2-targeted therapies, such as Kadcyla, are not approved for the treatment of cancers that express, but do not overexpress, HER2. Preclinical studies suggest that ARX788 may demonstrate increased potency and tolerability relative to current therapies, including Kadcyla, and therefore we believe ARX788, if approved, may have the potential to benefit a broader spectrum of cancer patients, including those whose tumors express less HER2 than those that can be treated with the currently available HER2-targeted therapies, while also improving outcomes for those patients that are eligible for current HER2-targeted therapies. We expect to submit a regulatory dossier for ARX788 in Australia by the end of 2014 and initiate Phase 1 clinical trials in Australia in the first half of 2015 in collaboration with ZMC, with Phase 1 data expected to be available in 2016.

ARX201 is a long-acting form of hGH, which has successfully completed a Phase 2b clinical trial in Europe in young adults with growth hormone deficiency, or GHD, a medical condition that results when the pituitary gland does not produce enough hGH. Global annual sales from currently marketed hGH products, which are used for the treatment of GHD as well as other related indications, were over $3 billion in 2012. We believe ARX201, which is designed to be administered once weekly, may provide considerable improvement in terms of convenience and compliance over currently available hGH products, which require once-daily dosing. We expect to submit an IND to the FDA in the second half of 2014 for ARX201 in order to expand clinical trials of ARX201 into the United States. We plan to initiate a Phase 2 clinical trial for the treatment of GHD in children in the first half of 2015 and expect to have data from this trial in 2016. With one or more collaborators, we plan to initiate a Phase 3 clinical trial for the treatment of GHD in young adults in the first half of 2015.

ARX328 is a long-acting form of leptin that is currently in preclinical development as a leptin-replacement therapy in patients with lipodystrophy, a group of conditions that arise due to the defective metabolism of fat and for weight management through the maintenance of weight loss in obese individuals. We have used our proprietary technology to incorporate a novel, non-native amino acid at a specified site in leptin that allows for the precise placement of PEG so as to retain leptin activity while prolonging the time of pharmacological activity. ARX328 has been shown to be tolerable and successful in stimulating and maintaining a reduction of body weight in multiple animal models, and we believe it will be able to be administered once weekly. If approved, we expect that ARX328 would be the first long-acting leptin with once-weekly, subcutaneous dosing. We expect to submit an IND for ARX328 to the FDA in mid-2014 in order to initiate Phase 1 clinical trials in the second half of 2014, and expect that Phase 1 data will be available in 2015.

We are also completing preclinical assessments of other internally developed ADC and bi-specific product candidates, including those listed below. We expect that the preclinical datasets for these candidates will become available during 2014. Assuming positive preclinical results, we anticipate taking one or more of these molecules into preclinical development beginning in 2015.

•	PSMA ADC for the treatment of metastatic castration-resistant prostate cancer and glioblastoma multiforme;

•	CD70 ADC for the treatment of renal and nasopharyngeal cancers;

•	Bi-specific Anti-CD3 X Folate for the treatment of ovarian cancer; and

•	CD184-FK506 ADC for the treatment of immunological diseases.

In addition to our internal pipeline, collaborations are an important element of furthering our technologies. Our collaborations increase the number of Ambrx-enabled products in development, help validate and expand our technology platforms and provide non-dilutive funding. We have one collaboration product, Imrestor, a long-acting protein for the treatment of mastitis in cattle, that is partnered with Eli Lilly’s Elanco Animal Health division and which has received regulatory approval in Mexico and Uruguay and was launched commercially in Mexico in May 2014. We expect Imrestor to reach the U.S. market by 2015.

Our Strategy

We have developed proprietary platforms, and an extensive intellectual property estate, that we believe allow us to design and develop first-in-class and best-in-class bio-conjugates. We are committed to using our site-specific conjugation expertise and protein medicinal chemistry approach to identify and develop next generation bio-conjugates to fulfill unmet medical needs. We recognize the following elements as being critical to this mission:

•	Rapidly advance the development of our proprietary product candidates. We are using our technology platforms to develop novel and differentiated proprietary product candidates. By optimizing the safety and efficacy profiles of our product candidates, we believe we will be able to expedite their development and address unmet medical needs. We anticipate submitting an IND for ARX328 in mid-2014 and a regulatory dossier for ARX788 in Australia by the end of 2014. Our goal is to submit at least one IND every 12 to 18 months beginning in 2016. In addition, we have successfully completed a Phase 2b clinical trial with ARX201, a once-weekly hGH, and we anticipate progressing ARX201 into a Phase 3 development program with one or more collaborators in the first half of 2015.

•	Create new product candidates that combine the therapeutic benefits of biological molecules with the precise design of small molecules. Our goal is to create novel, next-generation, targeted therapeutics using our ReCODE and EuCODE platforms. These platforms allow the integrated optimization of conjugation site, linker and payload. We have a comprehensive suite of linkers, conjugation chemistries and payloads which allow us to design targeted therapeutics with the optimal profile in terms of efficacy, safety and stability. Our current discovery focus is on targeted bio-therapeutics, such as ADCs and bi- and multi-specific drug conjugates. We are currently evaluating three ADCs, PSMA, CD70 and CD184-FK506, and one bi-specific therapeutic, anti-CD3 X Folate, for preclinical development. We anticipate taking one or more of these candidates into preclinical development in early 2015.

•	Leverage our technology to advance existing collaborations and selectively establish new collaborations. An important part of our strategy is to form collaborations to maximize the value of our product candidates and advance our technology. We have three different frameworks for our collaborations. Product-focused collaborations are agreements under which we grant our collaborators rights to develop and commercialize our proprietary product candidates in markets where we otherwise would not participate or where our partners’ capabilities position them to maximize the value of these candidates. Technology-focused collaborations are agreements under which we apply our proprietary technology to enable our partners to optimize their product candidates. Finally, platform expansion collaborations include agreements with research institutes and biotechnology companies that have complementary technologies. To date, our collaborations have provided us with over $200 million in non-dilutive funding and have the potential to provide over $1.5 billion in milestone payments, plus royalties on the sale of collaboration products.

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Strengthen our leadership position in the discovery and optimization of site-specific bio-conjugates. We intend to build on our technology platforms, methods and know-how through internal and collaborative efforts. For example, we are exploring multi-specific targeting modalities that should result in the improved delivery of payloads with greater specificity to target cells. We believe that, in the future, the ability to deliver drugs more effectively and more specifically to diseased tissues through the engagement of multiple antigens, rather than a single antigen, will enable us to develop novel bio-conjugates for use outside oncology and thus treat a broader range of diseases. We are also working to discover multi-payload ADCs and novel linker chemistries and to expand our platform technology. We believe that by adding complementary technologies to our current platform base, we will maintain our leadership position in bio-conjugates. In order to effectively advance bio-conjugates into development, we will expand and strengthen our product development capabilities. We plan to continue to evolve our capabilities through our internal efforts and by accessing complementary technologies.

•	Commercialize our product candidates independently and with collaborators. Our technology enables us to create product candidates for a wide range of diseases. We intend to develop and opportunistically commercialize our product candidates in the United States in disease areas where the majority of prescribing physicians are specialists that can be reached with a targeted sales force. We also intend to seek collaborators to co-develop and commercialize our product candidates in the United States for disease areas where the majority of prescribing physicians are general practitioners. In addition, we intend to seek collaborators to develop and commercialize our product candidates outside of the United States.

•	Expand our intellectual property position. We own or have rights to over 100 issued U.S. patents and pending U.S. patent applications and over 500 issued patents and pending patent applications in various other jurisdictions relating to various aspects of our technology platforms and our product candidates, as well as their manufacture and use. We intend to continue to expand our intellectual property protections by seeking and maintaining domestic and international patents on inventions that are commercially important to our business. We will also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Background

The Evolution Of Biologic Therapeutics

Proteins are large biological molecules that carry out an array of functions within the human body. Proteins are created from the genetic instructions stored in a person’s DNA. Each protein is made up of a specific sequence of native amino acids, of which there are 20, with this sequence defining the protein. There are different types of proteins, including full-length proteins, peptides and antibodies. Full-length proteins are biologically stable proteins made by the body. Peptides are generally shorter sequences of amino acids that typically degrade more quickly than full-length proteins in the body. Antibodies are produced by the B-cells of the human immune system to target and neutralize foreign substances known as antigens. A monoclonal antibody, or mAb, is a single antibody species that, through the particular variable regions on the molecule, specifically targets a single site, or epitope, on a target antigen.

As the biological function of proteins became better understood in the twentieth century, scientists began searching for methods to produce proteins that could be used therapeutically. Genetic engineering with bacterial production systems enabled the cloning, expression and production of many small, simple biological proteins, such as human insulin and hGH. While bacterial production systems effectively produce simple proteins, they lack sophisticated mechanisms for performing subsequent biochemical changes in the proteins and are therefore not able to produce more complex proteins. These subsequent changes are known as post-translational modifications and are often required for physiological activity. More complicated proteins require the development of eukaryotic, such as mammalian or yeast, systems. In particular, mammalian production systems are usually needed to develop therapeutic mAbs.

Over the last 30 years, due to innovations in genetic engineering, recombinant biologic therapeutic drugs, including mAbs, have had a transformative impact on disease therapy. The efficacy and safety of biologic drugs and the ability to engineer these bio-therapeutics to further enhance their activities have driven significant market growth. According to BCC Research, the worldwide sales of biologics were estimated to be $163 billion in 2012 and to grow to $242 billion in 2017. Within this total market for biologics, the sales of therapeutic proteins were estimated to be $78.8 billion in 2012 and to grow to $113.4 billion in 2017. The sales of mAbs were estimated to be $51.5 billion in 2012 and to grow to $89.9 billion in 2017.

Evolution of Bio-Conjugates

The first recombinant protein therapeutics had limitations that reduced the effectiveness of these molecules in the treatment of human diseases. These limitations included short duration of action, instability and poor pharmaceutical properties that resulted in lack of efficacy and narrow safety margins. To mitigate these limitations, the proteins were modified by adding effector molecules in attempts to increase their circulating half-life or enhance their pharmacological activity. This process of modifying the protein is called bio-conjugation. One prominent example of bio-conjugation is the chemical addition of polymers such as PEG to the protein therapeutic to inhibit rapid clearance from the bloodstream and to improve solubility and stability. The process of conjugating PEG to a protein is referred to as PEGylation. There are multiple commercially available products created through bio-conjugation, including Neulasta (PEGylated granulocyte colony-stimulating factor), Pegasys (PEGylated Interferon-alpha) and Levemir (acylated insulin).

Unconjugated therapeutic mAbs (including Herceptin and Rituxan) have been developed and approved for the treatment of certain cancers and have resulted in improvement of the overall survival of patients with these cancers. Similarly, in other diseases, including certain autoimmune and inflammatory diseases, unconjugated therapeutic mAbs, such as Humira and Stelara, have demonstrated efficacy and become important treatments for patients. Although antibody therapeutics have been highly successful in treating some cancers, in other cancers, they have little or no effect. In those tumors where antibodies have had an effect, that effect is often transient. In order to increase the efficacy of antibody therapeutics, several companies have developed ADCs. In oncology, ADCs are typically created by attaching a tumor-killing, or cytotoxic, drug to a tumor-targeting antibody. The goal is to use the antibody to target the specific antigen and deliver the drug “payload” directly into the target cell. Adcetris and Kadcyla are approved ADCs in the United States for the treatment of certain cancers and are based on an earlier generation of ADC technology. Adcetris comprises a mAb that recognizes the CD30 antigen on the surface of some human lymphoid tumors, and a cytotoxic payload which has been conjugated to the cysteine residues in the antibody. Kadcyla comprises a mAb that recognizes the HER2 antigen on the surface of some solid human tumors, and a cytotoxic payload which has been conjugated to the lysine residues in the antibody. Multiple other ADCs are in preclinical and clinical development.

Limitations of Conventional Conjugation Technologies

Bio-conjugates are comprised of three components: the protein, the payload and the linker, which is the molecular connection between the protein and the payload. Existing conjugation techniques historically have been limited to the 20 native amino acids that are the building blocks for proteins. In a normal protein, the most common sites for conjugation are on the cysteine or lysine amino acids. However, proteins contain multiple cysteine or lysine amino acids, and typically it is not possible to chemically distinguish among their various positions throughout the protein. Based on their location in the protein, cysteine and lysine amino acids can play different biological roles in the native protein structure and function. Conventional conjugation results in random attachment of the payload to different cysteine or lysine sites on the protein. This creates a heterogeneous mixture of protein bio-conjugates that are conjugated to different extents and at many different sites, which can negatively affect protein structure and function. This precludes optimization of the three components of the bio-conjugate.

Heterogeneity can have a significant impact on the therapeutic effect of a bio-conjugate, as conjugation to the same amino acid at different sites can result in markedly different biological effects. For example, conjugating at one site may allow the protein to retain its full biological function while conjugating at another site may eliminate it. Thus, conjugation at one site may allow the protein to be pharmacologically active, while conjugation at another site may eliminate the same activity or result in toxicity. Furthermore, some sites in the protein may be critical for its overall stability and pharmacokinetics, or PK, whereas others may not. Consequently, heterogeneous mixtures of bio-conjugates often are suboptimal in terms of efficacy, safety, in vivo time-of-action, protein and linker stability and ease of manufacture. Current production methods do not allow for the cost-effective separation of heterogeneous mixtures into homogeneous populations at a commercial scale.

Independently published data shown in Figure 1 below shows that the random conjugation of PEG to hGH gives rise to multiple PEGylated variants of different sizes that, when separated, exhibit variable PK and physiological properties. Panel A below shows multiple composite populations of PEGylated molecules of different sizes, all of which are contained within the conjugated drug product, separated by size exclusion chromatography, or SEC. Panel B below shows the PK profile for the PEGylated variants and that the time in circulation for these variants differs significantly depending on the site of PEGylation. Some molecules have only marginally increased time in circulation, while others resulted in significantly longer time in circulation, as compared to un-PEGylated hGH. Panel C shows the varying pharmacologic effects of these PEGylated variants with widely differing drug-induced weight gain in rats depending on the site of PEGylation.

Figure 1: Effects of random PEGylation of hGH.

This issue of heterogeneity is also found in the current generation of approved ADCs. For both Adcetris and Kadcyla, the conjugation of the drug payloads to the mAbs has been adapted to yield average drug payload to antibody ratios, or DARs, of approximately four-to-one. However, because the technique for conjugating the drug payload to the antibody involves a random conjugation process, the drug produced by the process contains molecules with a range of DARs and which contain the drug payload at a variety of positions within the protein. This occurs whether the conjugation is to cysteine or lysine amino acids.

This heterogeneity likely limits patients’ exposure to truly efficacious conjugates, increases the exposure to non-efficacious but potentially toxic conjugates, and decreases the half-life of the conjugate. The heterogeneous nature of the resulting drugs is shown in the following figures. In Figure 2 below, independently published research using mass spectroscopy shows that the cytotoxic payload DM1 conjugated to the available lysine residues of a mAb using conventional conjugation techniques results in a drug product in which some of the antibodies contain no DM1 molecules while others contain up to eight DM1 molecules.

Figure 2: Mass spectral analysis of a conventional lysine-conjugated ADC.

Furthermore, in the ADC T-DM1 (Kadcyla), the random conjugation of the cytotoxic payload to lysine residues on trastuzumab gives rise to a heterogeneous mixture of conjugate that has a PK that is significantly less than trastuzumab alone. In Figure 3 below, trastuzumab-DM1, or T-DM1 (which is comprised of the antibody trastuzumab conjugated with the cytotoxic payload DM1), has a lower concentration in the blood than the trastuzumab alone. It also shows that some of the DM1 has separated from the T-DM1 and is circulating in the blood alone, rather than being directed to the target by the antibody.

Figure 3: Mean levels of T-DM1, total trastuzumab, and DM1 over time are shown for patients after the first dose of T-DM1 administered at the maximum-tolerated dose of 3.6 mg/kg. Standard deviation is shown in error bars.

The random conjugation of a cytotoxic drug to cysteine residues on a mAb also gives rise to a heterogeneous mixture of ADC with a variety of levels of drug, resulting in a DAR that ranges from zero to eight. Data published by Seattle Genetics, Inc. shows three potential manufacturing techniques that were explored for a cysteine conjugated ADC, as illustrated in Figure 4 below. The left panel shows that regardless of the manufacturing technique used, less than 50% of the drug product actually had the target DAR of four (represented by E4). The heterogeneity is further illustrated by approximately 10% of molecules having zero drug loading (represented by E0) and approximately 5% to 10% having eight drug molecules per antibody (represented by E8). The right panel of Figure 4 shows the composition of an ADC made using our site-specific approach. Here, 95% or more of the ADC has a DAR of two with the drug attached at a single specified site in both of the heavy chains. The remaining ADC (5% or less) has the drug attached to the same site of the heavy chain but present on only one of the two heavy chains.

Figure 4: Heterogeneous DAR values in a conventional cysteine-conjugated ADC and specific DAR values in a site-specifically conjugated ADC.

ADCs with a DAR of zero represent antibodies to which no drug payload is attached, which are suboptimal in terms of potency, and also compete for precious tumor-specific epitopes. Molecules with DARs greater than four are suboptimal in terms of safety because they are biophysically less stable, more prone to rapid clearance and have increased non-specific toxicity, which decreases the therapeutic index of the ADC. In a heterogeneous mixture with an average DAR within the optimal range of two to four, ADCs will exist that are either above or below this range.

In addition, the DAR itself does not give an indication of the location of the conjugation within the antibody, so even two ADC molecules with identical DARs may be conjugated at different sites on the antibody and have different PK and pharmacodynamic, or PD, properties. Preclinical data suggest that a homogeneous ADC with a defined DAR of two and with the payload attached at an appropriate position could be more efficacious and less toxic systemically than a heterogeneous ADC with an average DAR of four.

Our Site-Specific Approach to Create Better Bio-Conjugates for Better Bio-Therapeutics

We have developed technology that allows us to build homogeneous, proprietary bio-conjugates that we believe have the potential to be both first-in-class and best-in-class therapeutics. We have overcome the inherent limitations of conventional random conjugation approaches through technology platforms that enable us to incorporate novel, non-native amino acids, which we refer to as Ambrx amino acids, into recombinant proteins specifically at precise and predetermined positions. The incorporation of an Ambrx amino acid, as a single site of attachment for conjugation, allows us to use chemistries that are novel for bio-conjugates. The resulting linkage is more stable in physiological conditions than those created using conventional conjugation chemistries.

We believe our proprietary technology represents a fundamental advance in recombinant DNA technology whereby the genetic code of the appropriate host organism (bacterial, yeast or mammalian) is expanded to allow the directed incorporation of novel Ambrx amino acids into any specified position in a protein, antibody or antibody fragment. This site-specific conjugation process starts at the DNA level. We expand the genetic code of the host organism by inserting a novel sequence of nucleotides into the DNA sequence that encodes specifically for the Ambrx amino acid. We also modify the cell host so as to contain the necessary proprietary system components, including Ambrx tRNA and synthetase, which then allow the protein-building machinery within the cell to incorporate the novel Ambrx amino acid into the protein of interest at a site that is dictated by the position of the unique selector sequence in the gene of interest. Figure 5 below demonstrates our technology’s approach.

Figure 5: Representation of cell process for the incorporation of Ambrx amino acids into proteins in either E. coli or Chinese hamster ovary, or CHO, cells.

We have optimized our core technology in two different production systems, which we refer to as ReCODE and EuCODE. ReCODE is a bacterial (E. coli) expression system typically used for smaller, simpler proteins that do not require extensive post-translational modification to produce a physiological active species. We have used ReCODE in multiple collaborative programs and for several of our internal therapeutic and bi-specific programs. The most advanced product candidate from our ReCODE platform has been commercially validated at a scale of 50,000 liters. Our EuCODE production system, which utilizes CHO and yeast cells, is typically used for more complex proteins such as mAbs and larger macromolecules where post-translational modification is important for the overall function and biophysical stability of the product. We are using our EuCODE system to develop ADCs for both our internal and collaborative programs. Several of the product candidates from our EuCODE platform have been scaled to 200 liters and we expect will ultimately be scaled to 15,000 liters. Both systems have been successfully transferred to multiple collaboration partners and contract manufacturers to support the research and development of product candidates.

Our site-specific approach enables us to preserve the native structure and function of proteins, antibodies and antibody fragments while enhancing their performance as bio-conjugates. We achieve this by rapidly generating a panel of homogeneous recombinant proteins that have an Ambrx amino acid inserted at different defined sites. We then use linker chemistries that are distinct from those used for traditional chemical conjugations to enable us to create a highly stable linkage to a range of payloads which do not degrade as quickly as traditional bio-conjugates, either in serum or in animals. These can then be evaluated for activity, function and other pharmaceutical parameters to identify the optimal development candidate. This allows us to develop a detailed understanding of how specific sites of conjugation impact the structure activity relationship of the subject protein, antibody or antibody fragment we are conjugating. We analyze molecules for multiple criteria of therapeutic performance, including pharmacology, potency, safety, solubility and biophysical stability. Our ability to optimize a specific site of conjugation, the linker and the payload allows us to design biologics with a precision similar to that used to design modern small molecule drugs.

Site-Specific Long-Acting Therapeutic Proteins

We use our site-specific bio-conjugation technology to create more effective, long-acting therapeutic proteins. For most proteins of therapeutic interest, there is readily available information about the structure of the protein and the function of the different amino acids within the protein. This information can be used to rationally identify the best sites for bio-conjugation. We choose sites that should preserve the native structure and function of the resulting bio-conjugate while creating an optimized long-acting therapeutic. After inserting the Ambrx amino acid into the protein at the site we have determined to be optimal, we then use our linker chemistry to conjugate a macromolecule, which might include PEG, lipids or other bio-compatible polymers to extend the half-life of the protein and achieve the desired target product profile in terms of safety, efficacy and bio-physical properties.

Figure 6 below is an illustration of ARX201 (PEGylated-hGH) bound to its receptor. The figure shows where the Ambrx amino acid is encoded in the hGH as well as the site of attachment of the linker and the PEG molecule so as to minimize interference of the binding of hGH to its receptor.

Figure 6: Representation of ARX201 bound to the growth hormone receptor.

Site-Specific Antibody Drug Conjugates

Our EuCODE platform enables us to create ADCs that are homogeneous both in the site of attachment and in the precise number of drug payloads attached. Our ability to rapidly create antibodies with the Ambrx amino acid inserted at a range of specified sites, and then evaluate multiple linkers and payloads attached at the specific sites, enables us to select the optimal conjugation site, linker and payload to create what we believe could be best-in-class optimized ADCs, with increased efficacy and improved safety, resulting in a wider therapeutic index. In oncology, we and our partners have demonstrated improved performance of our ADCs over conventionally conjugated ADCs in preclinical models of PK, efficacy and safety. Based on our ability to widen the therapeutic index, we are currently developing ADCs for chronic, non-oncology indications using different payloads.

Figure 7 below illustrates a typical mAb with a pair of heavy and light chains together with the regions of the antibody that are responsible for effector function, or Fc, and antigen binding, or Fab. The mAb contains an Ambrx amino acid at a single site on each of the heavy chains at a position determined not to interfere with either antigen binding or effector function. The linker is chemically attached to the Ambrx amino acid and the drug payload is covalently attached to the linker.

Figure 7: Representation of an Ambrx site-specific ADC with a single site attachment of a payload on each of the heavy chains.

Site-Specific Bi-Specific and Multi-Specific Bio-Therapeutics

We use site-specific bio-conjugation to create proprietary bi-specific molecules that contain both an antibody (or antibody fragment) that recognizes an antigen on immune cells, such as T-cells, and a non-native molecule, or ligand, that is able to bind specifically to a diseased cell or tissue. When this bi-specific molecule engages both the immune cells and the target cells, the immune cells are specifically activated to kill the target cells or tissue. This process is called ligand-mediated re-directed immune-cell killing. Our technology enables us to engineer the antibody fragment so as to optimally conjugate to the tumor-specific ligands while still retaining the ability to bind and activate the T-cell. Our ligand-mediated bi-specific approach can leverage the innate power of the immune system to find and destroy tumor cells. Older, conventional approaches to generating bi-specifics have generally been limited to genetic fusions, where only natural biological ligands can be used. In contrast, our bi-specifics overcome this limitation by enabling conjugation to synthetic ligands. There are multiple synthetic ligand molecules available, providing us with expanded target opportunities. We are advancing multiple programs in oncology using this bi-specific approach. Additionally, we are extending this paradigm in order to simultaneously target multiple antigens, which we refer to as a multi-specific approach. We believe our technology is well-suited to creating first-in-class, bi- and multi-specific targeted therapeutics that have the potential for improved performance and greater specificity.

Figure 8 below illustrates a bi-specific molecule that comprises the Fab region of an anti-CD3 mAb chemically linked to a small molecule ligand, folate. The Fab contains an Ambrx amino acid at a single site on the heavy chain at a position determined not to interfere with antigen binding. The linker and the small molecule ligand are chemically attached to the Ambrx amino acid.

Figure 8: Representation of a bi-specific anti-CD3 X folate Fab.

Product Pipeline

The following chart depicts our internal and collaboration product candidates in development, as well as development programs under which discovery or preclinical development activities are being conducted. Our pipeline includes potential first-in-class as well as potential best-in-class bio-conjugate product candidates developed using our EuCODE and ReCODE platforms and includes ADCs, bi- and multi-specific drug conjugates and long-acting proteins.

ARX788 for the Treatment of HER2+ Breast Cancer and Other Solid Tumors

Understanding HER2

The HER2 gene and the HER2 receptor protein it encodes play important roles in normal cell growth and differentiation. When the HER2 gene has multiple copies, which is referred to as gene amplification, it usually results in increased protein production, or overexpression, of HER2. This causes cells to grow and multiply more rapidly than normal cells, which contributes to the formation and progression of cancer.

HER2 gene amplification and protein overexpression occurs in approximately 25% of women with breast cancer, and two different procedures are commonly used to assess these changes in HER2. Fluorescence in situ hybridization, or FISH, testing is a method used to determine the number of HER2 gene copies that are in a tumor cell in order to measure HER2 gene amplification, and can be either positive or negative. The level of HER2 protein expression on tumors can be detected by immunohistochemistry, or IHC, and is scored as 0, 1+, 2+ or 3+, where 3+ indicates the highest expression of the HER2 protein. Breast cancer patients with HER2 gene amplification and protein overexpression have a more aggressive disease, greater likelihood of tumor recurrence, poorer prognosis, and decreased survival compared to patients with HER2-negative breast cancer. Currently, anti-HER2 therapies are only approved for treating those breast cancer patients whose tumors overexpress HER2 at the 3+ level or at the 2+ level when accompanied by HER2 gene amplification. This represents approximately 25% of all breast cancer patients and 60.5% of the 42% of all patients who are HER2 positive, or HER2+, as illustrated by Figure 9 below.

Figure 9: U.S. breast cancer patients by HER2 status.

Other solid tumors, such as gastric, colon, pancreatic and ovarian cancers, also express the HER2 protein and gene, but the correlation between FISH test and IHC status and sensitivity to current agents that target HER2 is less understood in these other cancers.

Breast Cancer Overview

Breast cancer is the most common cancer among women. Multiple lines of therapy are currently utilized for the management of breast cancer based on type, stage, grade and hormone receptor status. Approved treatment options include surgery, radiation therapy and the administration of orally bioavailable and intravenous drugs. Even with the advances that have been made with targeted drug therapies, surgical removal of the primary tumor mass remains the first line of treatment. In order to prevent recurrence of the cancer after surgery, patients are often treated with drugs, which is known as adjuvant therapy. Treatment with radiation or drugs to shrink the tumors prior to surgery is known as neoadjuvant therapy. In the case of metastatic disease, where complete surgical removal of the tumors is not feasible, systemic administration of chemotherapeutic agents that are highly cytotoxic, meaning they function by killing dividing cells, remains a primary option, irrespective of type, hormone receptor and HER2 amplification or expression status. According to the American Cancer Society, there are approximately 230,000 new cases of breast cancer each year in the United States.

As described above, breast cancer that is designated as HER2+ represents approximately 25% of all breast cancer cases and tends to be more aggressive than other types of breast cancer. HER2-targeted therapies such as Herceptin and Kadcyla were initially clinically tested and approved in patients with metastatic cancer. Recent clinical data support the use of HER2-targeted therapies earlier in the treatment paradigm to benefit patients in the adjuvant and neoadjuvant settings. Additionally, approximately 20% of patients with breast cancer have tumors that express HER2 at the 1+ or 2+ level by IHC score but do not have detectable gene amplification under FISH testing, so these patients are not eligible for current HER2-directed antibody therapeutics.

Other HER2+ Solid Tumors Overview

HER2 protein is also expressed and overexpressed in subsets of a variety of solid tumors other than breast cancer, including gastric, colon, pancreatic and ovarian cancers, though the extent to which these other solid tumors are HER2 IHC 3+ or 1+/2+ is less clear. According to the World Cancer Research Fund International, worldwide in 2012 there were approximately 950,000 new cases of gastric cancer, of which 4% to 53% express some level of HER2, such that they are 1+ to 3+ by IHC score; 1.4 million new cases of colon cancer, of which 5% to 30% express some level of HER2; 338,000 new cases of pancreatic cancer, of which 29% to 83% express some level of HER2; and 240,000 new cases of ovarian cancer, of which 9% to 66% express some level of HER2. With the exception of gastric cancer, the current bio-therapeutics that are directed towards HER2 have not been approved for treatment of these solid tumors. Thus, upon diagnosis, the first line of treatment is radical surgery to remove the tumor. Chemotherapeutic agents and radiation therapy are utilized when surgical removal is not possible, when the tumor has metastasized or upon recurrence.

Limitations of Current Therapies

While significant advances have been achieved in the treatment of HER2+ cancers, in many cases the disease still progresses after multiple lines of treatment. For most patients that overexpress HER2 protein and are treated with existing HER2 therapies, the cancer will either fail to respond or become resistant to continued treatment. In addition, existing HER2 therapies, such as Herceptin, Perjeta, and the HER2 ADC Kadcyla, are not indicated for the treatment of tumors in patients that express, but do not overexpress, HER2 (i.e., patients whose HER2 tumor status is FISH negative and only IHC 2+). A more efficacious and potent, but less toxic, HER2 ADC might have significant potential to better treat the disease in these patient populations.

Our Solution: ARX788

We engineered ARX788, an optimized, novel HER2 ADC, utilizing our proprietary site-specific technology so as to precisely incorporate a cytotoxic payload at the appropriate place on an anti-HER2 mAb. This involves conjugating a HER2-specific mAb with AS269, our potent, proprietary cytotoxic payload, to the Ambrx amino acid using a highly stable linker. The AS269 payload is a tubulin inhibitor that is highly potent against tumor cells, and which data from preclinical models suggest may be as effective as the other tubulin inhibitors of the dolastatin class. Our site-specific conjugation technology enables control over the precise site and ratio of payload attachment. In the case of ARX788, we determined empirically the optimal site for AS269 by testing more than a dozen different positional variants for the efficiency of conjugation of the payload to the mAb, potency in vitro and in vivo, and biophysical stability of the resulting ADC. This preliminary work allowed us to move ARX788 forward into preclinical development.

We believe ARX788 has the potential to improve outcomes for those patients that are eligible for current HER2-targeted therapies, including patients with metastatic disease and patients in the earlier stages of adjuvant and neoadjuvent treatment. Furthermore, we believe ARX788, if approved, could benefit a broader spectrum of HER2+ cancer patients than those currently treated with the existing HER2-targeted therapies, including those patients with HER2 IHC 1+/2+ breast cancer and those patients with gastric, colon, ovarian or pancreatic cancers.

ARX788 Development

ARX788 has demonstrated potent activity in several xenograft tumor models of efficacy. Data from preclinical xenograft tumor models, when compared to published data for Kadcyla, suggest that ARX788 could have three- to five-fold increased potency. Based on these data, we believe ARX788 may have the potential to demonstrate increased potency relative to Kadcyla in patients with HER2+ cancers, subject to further clinical evaluation.

The left panel of Figure 10 below compares published data from Kadcyla with our ARX788 data and shows the anti-tumor activity of a dose response to T-DM1, or Kadcyla, and ARX788 in human tumor xenografts of a breast cancer cell line following treatment with various doses of each ADC. All dosages of ARX788 show reduced tumor volume as compared to the same dosages of T-DM1. The right panel of Figure 10 shows the difference in the anti-tumor activity of ARX788 compared to a conventional (random) cysteine conjugated HER2 ADC where the antibody and drug are the same in each conjugate. Each ADC was dosed at 1 mg/kg every five days for a total of four doses.

Figure 10: Activity of site-specific and conventional ADCs in BT474-EEI breast tumor cell xenograft studies.

We have also evaluated the safety of ARX788 in animal models. Figure 11 below shows that ARX788 was well-tolerated in rats at doses up to 90 mg/kg. As compared with a conventional cysteine conjugated HER2 ADC, ARX788 had lower overall toxicity. At the higher doses of ARX788, the safety signals observed were similar to those that have been reported for other ADCs created with payloads that have a mechanism of action based on the inhibition of tubulin. The ADC was also well-tolerated in non-human primates at doses up to 10 mg/kg.

Figure 11: Comparison of safety observations in rats between ARX788 and a conventional cysteine conjugated ADC.

Future Clinical Development Plans

We, in collaboration with ZMC, plan to make the necessary regulatory filings for ARX788 in Australia by the end of 2014 and plan to initiate Phase 1 clinical trials in Australia in the first half of 2015 to evaluate the safety of ARX788 in patients with HER2+ breast cancer (FISH positive and 3+ by IHC score). Furthermore, we and ZMC plan to make the necessary regulatory filings to initiate clinical trials in the People’s Republic of China, or China, in the second half of 2015. We expect that data from the Phase 1 clinical trials in Australia will be available in 2016 and will support the filing of a subsequent IND application in the United States. Given the current standard of care, we anticipate enrolling patients that have failed multiple lines of prior treatment, such as surgery and chemotherapy. Based on its preclinical potency and therapeutic index, we believe that ARX788, if approved, may also benefit patients with tumors that are FISH negative and 2+ by IHC score who are not currently eligible for treatment with the approved HER2-targeted therapies. The anticipated design for these clinical trials is described below, but is subject to input from regulatory authorities and any key opinion leader we might engage. We plan to explore that opportunity in a Phase 1b trial once we have established both the safety and PK properties of the drug in a Phase 1a trial. If the Phase 1b trial is successful, we plan to submit a U.S. IND and continue development into Phase 2.

Phase 1a Clinical Trial

This clinical trial is designed to establish safety and PK parameters for ARX788 and to determine the maximum tolerated dose, or MTD, for the drug. We will conduct the trial using a standard dose escalation design in which patients are enrolled into dose cohorts of three patients each and treated in a staggered timeframe. After the first low dose cohort is dosed and observed, and provided that there are no dose-limiting toxicities, or DLTs, the next higher dose cohort is treated and again observed. This staggered dose escalation is repeated until a DLT is observed. If one patient of the three in a dose cohort has a DLT, an additional three patients are treated at the same dose level. If there are no further DLTs in this second group of three patients, the dose escalation resumes. If a second DLT is observed, that dosage level is considered to be the MTD.

We plan to enroll breast cancer patients with metastatic disease and whose tumors are designated as HER2 IHC 3+ or IHC 2+ with a positive FISH test into the trial. These will be patients who have been treated previously with trastuzumab and a chemotherapeutic agent, either paclitaxel or docetaxel, and failed, or who have already been treated for metastatic breast cancer and failed, or who have developed tumor recurrence within six months of adjuvant therapy. As outlined above, the patients will be dosed with ARX788 every three weeks for a total of five doses in a staggered fashion until an MTD is established. We expect this trial to require four or five dose cohorts, representing about 15 to 18 patients. After establishing the MTD for ARX788, we plan to initiate a Phase 1b clinical trial.

Phase 1b Clinical Trial

The primary purpose of the Phase 1b clinical trial will be to obtain further data on the safety and tolerability of ARX788. In addition, we will look for indications of drug activity in the patient populations using standard Response Evaluation Criteria in Solid Tumors criteria.

We plan to set up three arms for the Phase 1b clinical trial, consisting of:

•	Breast cancer patients with tumors that are HER2 IHC 3+ or IHC 2+ with a positive FISH test;

•	Breast cancer patients with tumors that are HER2 IHC 1+ or 2+ with a negative FISH test; and

•	Patients with other solid tumors, including gastric, ovarian, pancreatic and colon tumors, that are HER2 IHC 1+, 2+ or 3+.

Each arm will consist of up to 20 patients who will be dosed every three weeks with the MTD that has been established in the Phase 1a clinical trial for six months, for a total of nine doses. If responses are not observed in patients, treatment may be extended until the patient progresses.

ARX201 for the Treatment of Growth Hormone Deficiency

ARX201 is an optimized, once-weekly hGH therapy which has successfully completed a Phase 2b clinical trial in young adults with Growth Hormone Deficiency, or GHD. We are preparing for Phase 3 clinical trials in young adults with GHD and Phase 2 clinical trials in pediatrics with GHD. We have worldwide rights to this product and are currently exploring collaboration opportunities with other pharmaceutical companies. We plan to advance ARX201 to pivotal clinical trials upon entering into one or more collaborations. Pivotal trials are designed with input from regulatory authorities such that the results from these clinical trials may form the basis of a regulatory submission that supports a biologics license application, or BLA. As described below, our currently planned pivotal trials for ARX201 will be two randomized, double-blind, placebo-controlled, six-month, multi-center Phase 3 clinical trials of ARX201 in up to 150 young adults with GHD in the United States and other selected countries with a primary objective of evaluating the efficacy of ARX201 in inducing changes in body composition, and a secondary endpoint of restoring levels of IGF-1 to within the normal range (-1 to +1 SDS) and safety versus placebo. We also plan to apply for orphan drug designation for ARX201 in pediatric populations and initiate a Phase 2 clinical trial in children with GHD, followed by a Phase 3 clinical trial to measure growth and growth velocity.

Growth Hormone Deficiency Overview

GHD is a medical condition that occurs when the pituitary gland does not produce enough hGH. GHD affects both adults and children and can have significant health consequences for both populations. Children with GHD typically have pathologic degrees of short stature, a tendency toward obesity, delayed and deficient bone mineralization, impaired growth of skeletal muscle and development of a high-risk lipid profile. GHD in adults manifests as alterations in body composition, such as decreased lean and increased fat mass with bone demineralization, and causes adverse changes in cardiovascular outcome markers. Patients with untreated GHD also face increased mortality. The current standard of care for both children and adults with GHD is daily hGH injections.

It is estimated that approximately 18,000 to 20,000 children in the United States with GHD are currently prescribed daily hGH replacement therapy. The goal of hGH supplementation in these children is to achieve full growth and metabolic normalcy. hGH is also medically indicated for pediatric populations such as those with Turner syndrome, a chromosomal condition that results in short stature and affects approximately 50,000 girls in the United States, and with idiopathic short stature, which is generally classified as extreme short stature with no known cause and affects approximately 400,000 children in the United States. The worldwide incidence of pediatric GHD has been estimated to be at least 1 in 10,000 live births, and some countries have reported an incidence as high as 1 in 4,000 live births. Data show that when long-term hGH treatment is initiated at an early age, the final height attained is close to target height and within the normal range in pediatric patients.

The adult GHD population includes the pediatric hGH-deficient patients as they mature and patients with adult onset GHD, most commonly as a result of pituitary tumor, cancer or vascular insufficiency. Adult onset GHD has an estimated incidence of 1.2 in 100,000 people per year and is defined biochemically by a low peak serum hGH level. The total number of adults in the United States with GHD is estimated to be 50,000. Much of the growth projected in the adult GHD population represents the maturation of pediatric GHD patients, among whom 30% to 70% may continue to have GHD and require therapy after attaining adulthood. In adults, GHD has widespread unfavorable effects on body composition, lipid metabolism, bone mass and quality of life. It is associated with significant morbidity and increased mortality. hGH replacement therapy can improve lipid profiles and decrease cardiovascular complications, improve exercise and cardiac performance, increase lean body mass, improve bone mineralization and remodeling and substantially improve quality of life.

Global sales from currently marketed hGH products, which are used for the treatment of GHD as well as other related indications, were approximately $2.9 billion in 2012. Based on market research, we believe that the market for hGH products is likely to grow to over $4 billion by 2018. We believe that once-weekly ARX201, if approved, could not only take significant market share from current daily hGH products, but could further expand the overall hGH market due to its greater convenience of administration with resulting improvements in compliance.

Limitations of Current Therapies

There is general consensus in the medical community that currently available hGH products provide satisfactory efficacy with an adequate safety profile. However, all of the currently FDA-approved hGH therapies require daily injections for full effect. This requirement for daily injections may cause a significant burden on and interruption of normal daily life to children and their guardians and may result in compliance issues for both children and adults. Studies from different geographic areas have shown that full compliance with daily hGH therapy presents challenges to patients and caregivers and doses are often missed. A recent study reported that of 110 children with GHD, 73% missed two or more doses per week. Furthermore, as shown in Figure 12 below, this resulted in a statistically significant reduction in their change in height velocity standard deviation score, or HVSDS, compared to patients that missed one or fewer doses per week on average.

Figure 12: Effect of compliance on change in HVSDS in children with GHD.

We believe a product with less frequent dosing, comparable efficacy and an adequate safety profile could alleviate some of these compliance issues and provide considerable improvement over currently available hGH replacement therapy regimens.

We believe that previous attempts by others to develop and commercialize a long-acting hGH have not succeeded due to regulatory, safety, efficacy or manufacturing issues, or a combination of those factors. To our knowledge, the first FDA-approved long-acting hGH, Nutropin Depot, was developed by Genentech, Inc. and approved in 1999. Nutropin Depot was dosed semi-monthly or monthly; within 48 hours of administration up to 50% of the hGH was released. The injections were done with a large gauge needle and gave rise to significant injection site reactions and pain. In addition, there was an approximately 12% incidence of lipoatrophy, which is a localized loss of fat tissue that is stimulated by a sustained exposure of subcutaneous tissue to hGH and can cause undesirable skin deformations. Ultimately, the product was withdrawn. Genentech, Inc. and Alkermes plc said in a statement that production was discontinued because of “the significant resources required by both companies to continue manufacturing and commercializing the product.” Additional attempts to develop sustained release formulations have not yet led to marketed products in the United States.

Attempts have also been made by others to PEGylate hGH. Pfizer was one of the first to attempt PEGylation of hGH to achieve a weekly-dosed product. However, the PEGylated hGH was not readily absorbed at the injection site and caused lipoatrophy in some patients with GHD, resulting in a discontinuation of development. An attempt to PEGylate hGH by Novo Nordisk also failed in children with GHD because a weekly profile was not achieved. We believe that both of these attempts failed because, using conventional conjugation technology, it was not possible to site-specifically attach the PEG in order to optimize efficacy, half-life and biophysical properties of the bio-conjugate.

Our Solution: ARX201

We have used our proprietary technology to create, optimize and manufacture ARX201, a novel, stable, long-acting hGH molecule that was shown to be tolerable, without severe adverse events, or SAEs, when administered once weekly in a Phase 2b clinical trial in young adults. The incorporation of an Ambrx amino acid at a specified position in hGH allows the precise placement of PEG to retain hGH activity while prolonging the time of pharmacological activity. ARX201 is non-viscous and can be administered using a fine needle (gauge 31), which we believe is particularly important in the pediatric population.

In developing ARX201, we carried out a systematic evaluation of multiple linkage sites throughout the protein sequence of hGH for the incorporation of the Ambrx amino acid. The top six variants were PEGylated and then evaluated in animal models for PK and PD responses. This has allowed us to choose the optimal site that retains hGH binding activity and the appropriate PK and PD properties.

Figure 13 below shows the PK analysis and pharmacological activity of various site-specific PEG-hGH variants in an animal model. ARX201 was chosen based on its extended PK and its ability to stimulate a pharmacological response.

Figure 13: Analysis of PK and pharmacological activity of site-specific PEGylation variants of hGH.

ARX201 Phase 2b Clinical Trial in Young Adults

We conducted a randomized, open-label, fixed-escalation, 26-week, multi-center Phase 2b clinical trial in 43 young adults with childhood onset GHD in Europe. As planned and carried out, the primary objective of this study was to evaluate the safety, tolerability and PD response of three different ARX201 dosages when administered as repeated doses to young adult patients with childhood onset GHD. The Phase 2b clinical trial was not a pivotal efficacy trial and the data from this clinical trial, by itself, are not sufficient to support the filing of a new drug application, or NDA. However, these data are expected to be used to support dosing, safety and efficacy studies in the subsequent pivotal Phase 3 clinical trials. We expect that we will be required to submit the data from the Phase 2b clinical trial, together with the data from the subsequent Phase 3 clinical trials, to support the submission of an NDA to regulatory authorities.

The trial was designed with two periods and three patient-cohort assignments. The primary measure of efficacy was the temporal profiling of circulating plasma concentrations of insulin-like growth factor-1, or IGF-1, that were assayed and compared to laboratory reference standards. IGF-1 is a well-established PD surrogate endpoint of hGH activity. Furthermore, the results were also expressed as standard deviations, or SDS, from the values for normal, age-matched controls. In addition, there were multiple secondary biochemical and clinical endpoints. Patients were randomly assigned to receive a final dosage of 2.5 mg, 5 mg and 10 mg weekly in cohorts 1, 2 and 3, respectively. Period 1 of the trial was a dose escalation period in which dosages were escalated as follows: in cohort 1, consisting of 15 patients, all subjects were randomized to receive 2.5 mg weekly for 14 weeks; in cohort 2, consisting of 15 patients, all subjects were randomized to receive 2.5 mg for four weeks and 5 mg for 10 weeks; and in cohort 3, consisting of 13 patients, all subjects were randomized to receive 2.5 mg for four weeks, 5 mg for four weeks and 10 mg for six weeks. During period 2 of the trial, which followed the dose escalation period, patients were maintained on their cohort-assigned dosage of 2.5 mg, 5 mg or 10 mg weekly for 12 weeks.

Of the 43 patients who received ARX201 in the trial, a total of 27 patients completed the full 26-week treatment period. Of the 16 patients who did not receive treatment for the full 26 weeks, 11 were female patients that were removed in accordance with a protocol amendment due to concerns in preclinical safety findings that became available after the trial started and indicated an increased risk for female patients. However, approximately five months later, the protocol was further amended, stating that the preclinical findings had been reassessed and did not indicate any increased risk for female patients. Of the other five patients who did not receive treatment for the full 26 weeks, one patient from each cohort withdrew consent and one patient from each of cohorts 2 and 3 was withdrawn due to noncompliance. No patients withdrew due to adverse events, or AEs. The total exposure was 927 weekly doses, corresponding to approximately 18 patient-years of exposure.

Analysis of the primary efficacy endpoint, which was temporal profiles of IGF-1, demonstrated a sustained effect of ARX201 during weekly administration at all dosages. Peak IGF-1 response was observed between 48 and 72 hours after dosing, with levels remaining above baseline after seven days. Higher ARX201 dosages resulted in higher IGF-1 peaks, occurring at the same time following each administration. The changes in the plasma IGF-1 levels over the course of six months, and compared to the values for the normal, age-matched controls, are shown in Figure 14 below. Treatment of the cohorts receiving dosages of 5 mg and 10 mg resulted in IGF-1 levels that are similar to those achieved historically with daily hGH treatment.

Figure 14: Time course for the pharmacological responses and SDS levels from the three dose cohorts of young adults with GHD in the Phase 2b clinical trial of ARX201.

Analyses of secondary efficacy endpoints consisting of total and low-density lipoprotein, cholesterol, triglycerides, body composition and quality of life showed a favorable response in all cohorts. Absolute values of mean IGF-1 SDS were significantly changed with respect to baseline for all cohorts (p-value < 0.0001). Statistically significant differences in IGF-1 were observed in comparisons of cohorts 2 and 3 versus cohort 1 (p-values of 0.0074 and 0.0049, respectively). For insulin-like growth factor binding protein 3, or IGFBP-3, which is used as a biomarker for blood levels of hGH, statistical significance was observed for absolute change for cohort 1 versus cohort 2 (p-value of 0.037), and IGFBP-3 SDS for cohort 1 versus cohort 3 (p-value of 0.0048); however, statistical significance was not reached for other measures. Statistically significant differences in lean body mass were also observed between baseline and 26 weeks for cohorts 1, 2 and 3 (p-values of 0.03, 0.004 and 0.0002, respectively). Changes in lean body mass were significantly different between cohorts 1 and 3 (p-value of 0.035). The smaller the p-value, the stronger the confidence in the statistical result. Researchers usually want to achieve a p-value of less than 0.05, which implies with 95% confidence that an observation is statistically significant. For serum lipid and fat mass parameters, the changes did not reach statistical significance. In summary, the results were consistent with the known effects of hGH therapy in adults with GHD.

A total of 55 treatment emergent AEs were reported by 17 of our 43 patients. No AEs led to treatment discontinuation. Four AEs led to dose-reduction due to edema, one in cohort 2 and three in cohort 3, and an additional two dose reductions, both in cohort 3, due to predefined criteria of increased IGF-1 levels above three SDS for more than 48 hours. Neutralizing antibodies were observed in one patient in cohort 2, but these were transient in nature; low levels (a titer of 1:4) were detected at weeks seven and nine but not during the rest of the trial through week 30 despite continued drug treatment.

The most common AEs were edema and changes in thyroid hormones. Laboratory findings confirmed the effect of growth hormone replacement on the requirement to monitor and potentially modify thyroid and steroid hormone replacement. Glucose metabolism was not adversely affected in the long-term. Edema and requirements for adjustment of hormonal replacement therapy have been previously described as AEs following daily growth hormone replacement therapy. No concerns were identified for local tolerability, vital signs, physical examinations, electrocardiography, echocardiography or fundoscopy. Overall, the results of this trial indicated no significant clinical safety concerns.

ARX201 Phase 1/2 Clinical Trial in Adults

Prior to our Phase 2b clinical trial, a randomized, open-label, dose-ranging, 26-week, multi-center Phase 1/2 clinical trial in 22 adults with GHD was conducted in Europe. Dosages of 2.5 mg, 5 mg and 10 mg of ARX201 were administered once weekly via subcutaneous injection of 0.2 mL, 0.4 mL and 0.8 mL, respectively. The primary objective of the trial was to evaluate the safety, PK and PD properties of ARX201 using three different repeat doses. Administration of ARX201 induced the rapid normalization of IGF-1 levels. One subject was removed from the trial at the investigator’s discretion due to elevated insulin levels, and there was one unrelated accidental death. There were 33 treatment emergent AEs in 16 of the subjects. The most common AE was arthralgia (four patients), followed by hyperthyroidism, increased glycosylated hemoglobin, hyperinsulinemia, headache (two patients each) and tachycardia and peripheral edema (one patient each). No neutralizing antibodies to either ARX201 or native hGH were detected at any time throughout the trial.

Future Clinical Development Plans

We plan to submit an application for an IND to the FDA for ARX201 in the second half of 2014 in order to expand clinical trials of ARX201 into the United States. We plan to work with one or more collaborators to develop ARX201. Assuming we are able to identify and engage one or more collaborators, and subject to the agreement of such collaborator or collaborators, we would plan to initiate a Phase 3 clinical trial of ARX201 for the treatment of GHD in young adults. We believe we would also be required to conduct a second Phase 3 confirmatory clinical trial in young adults with GHD in order to receive regulatory approval. We would also plan to conduct a Phase 2 clinical trial of ARX201 for the treatment of GHD in children in the United States, Europe and other selected countries. We believe the Phase 3 clinical trial in young adults and the Phase 2 clinical trial in children could begin in the first half of 2015, with data from the latter trial expected in 2016. The anticipated design for these clinical trials is described below, but is subject to input from regulatory authorities and any collaborator we might engage. In preparation for these clinical trials, we have generated a new producing cell line and changed the manufacturer for ARX201. This change was made subsequent to the Phase 2b clinical trial in young adults described above. Accordingly, we plan to carry out a bridging study in adults with GHD to confirm safety and PK parameters, prior to initiating additional planned clinical trials.

Bridging Study in Adults

The bridging study would be up to a three-week study to demonstrate the safety and bio-equivalence of PK and PD responses (IGF-1 SDS) to our current drug product, manufactured in compliance with the FDA’s current good manufacturing practices, or cGMPs, to historical data from previous lots used in the completed Phase 2b and Phase 1/2 clinical trials. We expect to be ready to initiate this study in the second half of 2014 in 16 adults with GHD in Europe and the United States. If the bridging study is completed successfully, we would be able to move into the two trials described below.

Phase 2 Clinical Trial in Children

This trial is designed as an open-label, 26-week, multi-center Phase 2 adaptive clinical trial of ARX201 in children with GHD in the United States. We plan to enroll 50 patients who are receiving daily hGH and are considered adequate responders, and who have IGF-1 SDS levels between -1 and +1. Patients will be placed on an initial weekly dose of subcutaneous ARX201 with monitoring for safety and IGF-1 levels for a period of four weeks. Those patients with IGF-1 SDS remaining less than -1 will be moved to a higher dose of ARX201 for another four-week period. This process will continue for a total of four dose levels.

Patients whose IGF-1 levels remain suboptimal after four weeks on the highest dose will enter an eight-week titration period with an increased dose based on their response to the previous doses. Those patients whose IGF-1 SDS levels rise above +1 will also enter an eight-week titration period of dose reduction with the intent being to normalize values between -1 and +1. All patients who have normalized IGF-1 SDS levels between -1 and +1 will remain on that dose for a period of 12 weeks.

The primary goals of the trial are to establish effective doses of ARX201 sufficient to support normal IGF-1 levels and to assess early safety data in this pediatric population. In addition, exploratory parameters will include growth and growth velocity. The effective doses identified in this trial will inform dosing regimens for subsequent pediatric pivotal clinical trials. After completion of this trial, eligible patients will be invited to join a 12-month extension study, with observation of longer-term IGF-1 levels, growth parameters and safety measures. The data from this Phase 2 clinical trial, by itself, will not be sufficient to support the filing of an NDA. However, these data will be used to support dosing, safety and efficacy studies in a subsequent Phase 3 clinical trial. We expect that we will be required to submit the data from the Phase 2 clinical trial and the extension study, together with the data from a subsequent Phase 3 clinical trial, to support the submission of an NDA to regulatory authorities.

Phase 3 Clinical Trials in Young Adults

These trials are designed as randomized, double-blind, placebo-controlled, six-month, multi-center Phase 3 clinical trials of ARX201 in up to 150 young adults with GHD in the United States and other selected countries. Patients will be randomized to receive 5 mg of ARX201 or placebo in a 2:1 ratio weekly for 6 months. The primary objective of the trials will be to evaluate the efficacy of ARX201 in inducing changes in body composition, with a secondary endpoint of restoring levels of IGF-1 to within the normal range (-1 to +1 SDS) and safety versus placebo. An additional six-month extension study is planned to extend safety monitoring.

Other Indications

We believe ARX201 could also be developed for one or more of the additional indications for which daily hGH products are currently approved, including Turner syndrome and idiopathic short stature.

ARX328 for the Maintenance of Weight Loss in Obese Individuals and Treatment of Lipodystrophy

Lipodystrophy Overview

Lipodystrophy refers to a group of conditions that arise due to the defective metabolism of fat, which may be congenital or acquired, and partial or total. In these disorders, the absence or reduction of fat tissue results in a deficit of leptin, a protein produced by fatty tissue that is believed to regulate fat storage and signal the brain to reduce food intake. This deficit of leptin can give rise to serious co-morbidities, such as chronic excessive eating, obesity, infertility and diabetes. Early studies have indicated that leptin-replacement therapy can improve many of these morbidities.

HIV-associated lipodystrophy is a type of acquired lipodystrophy that usually occurs after exposure to antiretroviral therapy for one year or more. It is estimated to be present in many of the approximately 425,000 patients on antiretroviral therapy in the United States, however, it is often not diagnosed by physicians. About 22% to 25% of these patients are actually recognized as having lipodystrophy. The syndrome usually manifests itself as peripheral wasting of fat over various parts of the body. Most lipodystrophy patients have hypertriglyceridemia, or elevated levels of triglycerides in the blood, and can be associated with plaque buildup in the arteries, heart disease, increased risk of pancreatitis and, in the more severe cases, abnormal glucose tolerance and clinical evidence of insulin resistance. The underlying pathogenesis of HIV-associated lipodystrophy is complex, but in many patients there is evidence of reduced levels of leptin and adiponectin, a protein involved in regulating glucose levels and fatty acid breakdown. Often, the levels of leptin are inversely linked to abnormal amounts of lipids in the blood, or dyslipidemia, and insulin resistance. Several clinical trials with drug candidates in development have shown that leptin replacement can improve metabolic parameters and result in significant weight loss, improved insulin sensitivity and improved glucose tolerance.

There are also rare genetic forms of lipodystrophy, such as congenital generalized lipodystrophy and partial congenital lipodystrophy. These conditions are characterized by reduced levels of circulating leptin and the display or development of a lack or asymmetric distribution of fat. Importantly, many patients display a profound metabolic syndrome that is characterized by the development of insulin-resistant diabetes, hypertriglyceridemia, kidney disease and fatty acid liver disease. Current options for treatment have been largely limited to managing metabolic abnormalities with drugs for treatment of hypertension, diabetes and dyslipidemia. However, targeted interventions are emerging, including metreleptin, or Myalept, a recombinant form of leptin, which has been approved for the treatment of congenital lipodystrophy in Japan and for the treatment of generalized congenital lipodystrophy in the United States.

Obesity Overview

Obesity is generally defined as a range of weight that is greater than what is considered healthy for a given height. Obesity-related conditions include heart disease, stroke, type 2 diabetes and certain types of cancer. A 5% to 10% permanent reduction in body weight in overweight and obese individuals has been shown to improve several risk factors for heart disease, including elevated blood glucose, blood pressure and plasma triglyceride concentrations. We estimate that there are more than 20 million patients who would benefit from a weight management therapy that would help them maintain weight loss.

Limitations of Current Therapies

Pharmacological approaches to treat lipodystrophy and obesity have been hampered by limited efficacy or considerable adverse effects. In lipodystrophy, we are aware of only one product, tesamorelin, or Egrifta, that is indicated for acquired HIV-associated lipodystrophy; however, it has limitations due to its effect on glucose tolerance. In congenital lipodystrophy, Myalept, a recombinant form of leptin, has been recently approved in the United States and Japan. Myalept has to be given several times each day, has significant solubility issues at physiological pH and is highly immunogenic, such that 97% of patients receiving treatment developed anti-drug antibodies. The use of Myalept outside genetic lipodystrophies is precluded due to its safety profile. Current pharmacological treatments for obesity are relatively ineffective, showing average reductions in weight of 3% to 5% compared to baseline in the long-term, often have significant side effects, and are indicated only in conjunction with modification of diet and exercise. Clinical trials evaluating the effect of short-acting leptin as a monotherapy in obesity showed insufficient efficacy in reducing food intake and inducing weight loss. The more recent understanding of the pharmacology of leptin suggests that it may be more appropriate for maintaining weight loss, rather than to directly induce weight loss as a single agent. Independently published data indicates that obese patients have lost sensitivity to leptin and that this sensitivity is restored upon weight loss. We believe that exogeneous supplementation of leptin in these leptin-sensitive patients will maintain that weight loss.

There have been previous unsuccessful attempts to generate a long-acting leptin by coupling large molecules of PEG to the protein. One of these, PEG-OB, entered clinical trials in obese patients with weekly dosing as a single agent but did not progress beyond initial clinical trials. We believe this lack of success may have been because the conventional conjugation techniques that were used to generate the PEGylated leptin resulted in the random placement of PEG on the leptin molecule, causing a loss of potency.

Our Solution: ARX328

ARX328 is a novel, optimized, long-acting leptin molecule that we are developing as a leptin-replacement therapy in patients with lipodystrophy and for the maintenance of weight loss in obese individuals. We have used our proprietary technology to generate a stable, long-acting leptin molecule that has been shown to be tolerable and successful in stimulating and maintaining a reduction of body weight in multiple animal models and we believe will be able to be administered once weekly. The incorporation of an Ambrx amino acid at a specified position in leptin allows for the precise placement of PEG so as to retain leptin activity while prolonging the time of pharmacological activity. If approved, we expect that ARX328 would be the first long-acting leptin with once-weekly, subcutaneous dosing. A short acting leptin molecule has shown clinical proof of concept and activity in congenital lipodystrophy, however, its approval has been limited to this narrow indication primarily due to concerns with respect to immunogenicity. Due to its biophysical properties, we believe ARX328 has low potential for immunogenicity in contrast to the currently available treatment.

The high level of immunogenicity (greater than 95%) that was observed in patients administered metreleptin has been attributed to the aggregation and precipitation of the drug at the injection site as it transitions from a low pH formulation and encounters a neutral pH environment. We have replicated this behavior in vitro and shown that a molecule of the same sequence as metreleptin undergoes extensive aggregation and precipitation from solution as the pH is raised from pH 4 to pH 7. In contrast, ARX328 shows no evidence of aggregation and precipitation when subjected to the same conditions, and we therefore believe that it will have a lower level of immunogenicity in humans than is seen with metreleptin.

Figure 15 below illustrates the structure of ARX328. We have encoded an Ambrx amino acid at a specific site in the leptin molecule so that it will not prevent receptor binding (represented by the darker shading) and pharmacological activity. PEG is then specifically conjugated to this site via a highly stable bond to the Ambrx amino acid.

Figure 15: Representation of the structure of ARX328.

ARX328 Development

Using our proprietary technology, we generated a series of leptin variants in which a single molecule of PEG was placed on the protein in selected positions. We assessed these to determine which sites are able to preserve potency and stability while also enhancing PK in several animal models. Using this approach, we generated ARX328, a novel, optimized, long-acting leptin molecule that we believe will be able to be administered once weekly.

Figure 16 below shows the data supporting the selection of ARX328 from PEG variants based on PD responses in animal models using obese mice. Mice were treated subcutaneously with a single injection of various leptin variants, including ARX328 and recombinant human leptin at 0.5 mg/kg. The change in the body weight of the animals was followed over the next eight days. Among the different variants, ARX328 was most effective at stimulating reduction of body weight in these animals.

Figure 16: Loss of body weight in mice following treatment with different leptin variants.

The dose dependence of this weight loss is shown in Figure 17 below, where obese mice (ob/ob mice) were treated subcutaneously with a single injection of various dosages of ARX328, and the resultant change in weight was evaluated.

Figure 17: Dose effect of a single treatment of ARX328 on weight loss in mice.

Data from multiple preclinical animal models suggest that ARX328 could potentially be as or more effective for weight loss than recombinant human leptin. Furthermore, our preclinical studies suggest that ARX328 may potentially improve the performance of other weight loss therapies when used in combination with such therapies and is able to subsequently maintain weight loss when used as a single agent in therapy.

Figure 18 below shows weight loss in diet-induced obese, or DIO, mice following treatment with a vehicle or Exendin-4, or EX4, together with ARX328 for 18 days, followed by a switch in treatment to ARX328 alone or a vehicle alone, and the resulting off-drug rebound when ARX328 is discontinued.

Figure 18: Effect of ARX328 on DIO mice in combination with Exendin-4 or alone in inducing weight loss and subsequent maintenance of the weight loss.

DIO mice were treated with PEG-Leptin and Exendin-4 along with a switch from high fat diet to standard diet at study initiation. After achieving a body weight loss of 30%, mice were treated with PEG-Leptin alone or a vehicle control to follow maintenance of the weight loss.

Similarly, we show in Figure 19 below that in DIO rats, following a change to standard diet at study initiation, the combination of ARX328 and EX4 induced rapid weight loss. At day 18, the animals were either switched to single agent therapy or remained on the combination therapy. As a single agent, EX4 was not as effective as ARX328 in maintaining this weight loss.

Figure 19: Weight loss in DIO rats following combination or single agent therapy.

In non-human primates, ARX328 has shown a terminal half-life of 41 to 50 hours and a time to maximum serum concentration of drug of 40 to 80 hours. Allometric scaling among several species indicates that a weekly dosing schedule is achievable in humans, predicting that a dose of 2.5 mcg/kg/wk should yield systemic circulating PEG-Leptin concentrations of 50 ng/mL. Furthermore, a canine version of ARX328 (with the PEG conjugated to the non-native amino acid at the same position, but comprising the canine leptin amino acid sequence) showed pharmacology that indicated that it was highly efficacious upon weekly dosing. Therefore, we believe that ARX328 will be able to be administered once weekly.

Future Clinical Development Plans

We plan to complete additional preclinical studies with respect to the chemistry, manufacturing and controls process, toxicity and pharmacology of ARX328 and to submit an IND to the FDA for ARX328 in mid-2014. We also plan to initiate Phase 1 clinical trials of ARX328 in the second half of 2014, and expect that data from a Phase 1a clinical trial involving overweight or obesity class 1 subjects will be available in 2015. The anticipated design for these clinical trials is described below but is subject to input from regulatory authorities.

Phase 1a Clinical Trial in Healthy Volunteers and Overweight or Obesity Class 1 Subjects

We expect to initiate a randomized, double-blind, placebo-controlled single- and multiple- ascending dose clinical trial to determine the safety, tolerability, PK and PD of ARX328 in healthy volunteers and overweight or obesity class 1 subjects, which are subjects who have a body mass index of 30.0 to 34.9. The primary objective of this clinical trial is to assess the safety, PK and tolerability of single ascending doses, or SAD, of ARX328 following subcutaneous administration in healthy male or female volunteers, and multiple ascending doses, or MAD, in overweight or obesity class 1 subjects. The secondary objective is to measure circulating leptin in all subjects. The trial will be divided into two parts: SAD cohorts and MAD cohorts. In the SAD cohorts, healthy subjects will be given a single dose of ARX328, starting at a lower dose in cohort 1 and increasing three-fold, cohort by cohort, to cohort 5, with dosing guided by current good laboratory practice, or cGLP, toxicity studies in non-human primates. In the MAD cohorts, overweight or obesity class 1 subjects will be given a total of five doses of ARX328. The first dose will be followed by a two-week safety follow-up period, and the second through fifth doses will be administered one dose per week for the following four weeks. The ARX328 doses for the MAD cohorts will be finalized in response to analyzed safety, tolerability and PK data from the SAD cohorts. Each dose cohort will include eight subjects randomized to receive ARX328 or placebo in a 3:1 ratio, such that six subjects will receive ARX328 and two subjects will receive placebo.

Phase 1b Clinical Trial in Overweight or Obesity Class 1 Subjects

Subsequent to the completion of the Phase 1a clinical trial, we would consider conducting a Phase 1b clinical trial in overweight or obesity class 1 subjects. This trial would be a randomized, double-blind MAD trial in sixteen overweight or obesity class 1 subjects who are currently on stable treatment with a glucagon-like peptide-1, or GLP-1, agonist, and subjects would receive five weekly, subcutaneous injections of ARX328 or placebo. The primary objectives of the trial would be to evaluate the safety, tolerability, and PK for multiple doses of ARX328 in overweight or obesity class 1 subjects who are also being treated with a GLP-1 agonist. The goal of this dual pharmacotherapy would be to induce weight loss and restore leptin sensitivity. Patients achieving this would then be treated for a further three months of weekly dosing with ARX328 as a monotherapy. This would provide data on the safety and effect of ARX328 monotherapy on the maintenance of weight loss.

Phase 1b Clinical Trial in Patients with HIV-Associated Lipodystrophy

Subsequent to the completion of the Phase 1a clinical trial, we would consider conducting a Phase 1b clinical trial in patients with HIV-associated lipodystrophy. This trial would be a randomized, double-blind MAD trial in which subjects with HIV-associated lipodystrophy and with endogenous leptin levels below 10 ng/ml would receive a total of five doses of ARX328. The first dose would be followed by a two-week safety follow-up period, and the second through fifth doses would be administered one dose per week for the following four weeks. The primary objectives of the trial would be to evaluate the safety, tolerability and PK of multiple doses of ARX328 in patients with HIV-associated lipodystrophy. The secondary objective of the trial would be to measure circulating leptin levels, serum lipids and triglycerides in patients. Each dose cohort would include eight subjects randomized to receive ARX328 or placebo in a 3:1 ratio, such that six subjects would receive ARX328 and two subjects would receive placebo.

Additional Preclinical Programs

PSMA ADC

Prostate specific membrane antigen, or PSMA, is a protein that is highly expressed on most of the tumor cells in prostate cancer. It is also expressed on the blood vessels that supply blood to many other tumors. We have developed a site-specific PSMA ADC that uses our proprietary drug payload, and we are currently evaluating its efficacy, overall toxicity and therapeutic index compared to conventional ADCs generated using a conventional random conjugation approach. We are developing the PSMA ADC for the treatment of metastatic castration-resistant prostate cancer, or CRPC, as well as glioblastoma multiforme, or GBM, one of the most common and aggressive primary brain tumors in humans, and expect to obtain proof of activity in the second half of 2014.

Prostate Cancer

It is estimated that over 230,000 cases of prostate cancer are diagnosed each year in the United States. Of these, it is estimated that approximately 24,000 to 47,000 patients have CRPC, with five-year survival rates of approximately 28%. While there are many ADC and non-ADC therapies available to treat metastatic CRPC, we believe that with our proprietary technology, we have developed a PSMA ADC that may show better overall activity compared to other treatment options.

Figure 20 below shows anti-tumor activity of a single dose of 1 mg/kg, 3 mg/kg or 10 mg/kg of our PSMA ADC, a single dose of 10 mg/kg of an unconjugated anti-PSMA and vehicle, in a mouse xenograft model of an LNCaP cell, a common prostate cancer cell line. The data show that all three dosages of our PSMA ADC reduce tumor volume after a single administration by a greater amount than vehicle or an unconjugated anti-PSMA, with substantial anti-tumor activity observed at the 3 mg/kg and 10 mg/kg dosages.

Figure 20: Anti-tumor activity and dose response of an Ambrx site-specific PSMA ADC.

Glioblastoma Multiforme

It is estimated that approximately 11,800 patients in the United States have GBM that expresses PSMA either on or in the environment of the tumor. Current treatments include surgery, radiation therapy and chemotherapy, but these are largely ineffective, with five-year survival rates of approximately 10%. We believe our site-specific PSMA ADC may enable us to achieve a more effective therapy in humans. We are currently evaluating the pharmacological activity of our molecules in animal models of this tumor.

CD70 ADC

CD70 is an antigen that has limited expression on normal cells but is found to be overexpressed in a broad range of hematologic tumors and also on solid tumors such as renal and nasopharyngeal cancers. We have developed site-specific ADCs that use our proprietary drug payloads, which we believe will be able to achieve enhanced potency in human patients when compared to conventional ADCs generated using a random conjugation approach. We are exploring the development of CD70 ADCs with different payloads for the treatment of renal and nasopharyngeal cancers.

Figure 21 below shows the anti-tumor activity of a single dose of 3 mg/kg of three different site-specific CD70 ADCs and vehicle in a mouse xenograft model of a 786-O cell, a common kidney cancer cell line. The data show that all three CD70 ADCs are highly effective at reducing tumor volume after a single administration by a greater amount than vehicle. In addition, two of the ADCs showed substantial anti-tumor activity over 160 days.

Figure 21: Anti-tumor activity and dose response of an Ambrx site-specific CD70 ADC.

Renal Cell Carcinoma

It is estimated that approximately 65,000 patients in the United States are diagnosed with renal cell carcinoma each year. Approximately 11,000 of these patients have advanced renal cell carcinoma with abnormal CD70 expression. Five-year survival rates are approximately 37% for advanced cases. Current therapies have relatively low response rates in renal cell carcinoma. However, we believe one of our CD70 ADCs may be able to be administered at higher dose levels, thereby enabling increased potency without increased toxicity as compared to other anti-CD70 therapies. We have shown in mouse xenograft models of cancer that several variants of site-specific CD70 ADC have potent activity against tumors that express CD70. We are currently optimizing the activity of the CD70 ADC variants.

Nasopharyngeal Cancer

It is estimated that approximately 80,000 patients worldwide are diagnosed annually with nasopharyngeal cancer. A study of 20 patients indicated that expression of CD70 was seen in 80% of these patients. The patient population is focused in China and other parts of Asia, with only about 2,900 new cases per year in the United States. Current treatments include surgery, radiation therapy and chemotherapy, but these are largely ineffective, with five-year survival rates of approximately 40% for advanced cases. We believe one of our CD70 ADCs could be more potent without increasing toxicity. If approved, we believe our CD70 ADC would be the first biologic product indicated to specifically treat nasopharyngeal cancer.

Bi-Specific Anti-CD3 X Folate

Published data has clinically validated the bi-specific approach to redirected T-cell killing of tumor cells, in which bi-specific engagement of an activated T-cell in close proximity to a tumor cell directs the T-cell to destroy the tumor cell. Several bi-specific molecules that are at various stages in the clinic have shown that local activation of T-cells at the site of a tumor can be highly effective at killing the tumor cells. To our knowledge, the most advanced molecule is blinotumomab, or AMG103, a bi-specific molecule being developed by Amgen Inc., that targets the CD19 antigen on tumor cells and the CD3 antigen on T-cells. AMG103 is in pivotal trials and has shown potent anti-tumor activity through the activation of the patient’s own T-cells in a variety of leukemias and lymphomas.

We use site-specific bio-conjugation to create proprietary bi-specific molecules that are designed to locally activate a patient’s own T-cells at the site of tumors. In contrast to other bi-specific approaches, our technology allows us to attach synthetic ligands at specific sites on antibody fragments while retaining the ability to engage both the tumor and the T-cell. Our ability to conjugate and optimize synthetic ligand bi-specifics expands the libraries of molecules that can be employed to redirect T-cells to kill the tumor. Furthermore, this enables us to use ligands that could not be used with prior technologies to target multiple different tumors. Our lead molecule using this approach is anti-CD3 X folate. This bi-specific bio-conjugate is comprised of folate, which targets the folate receptor that is overexpressed on many tumor cells, which is site-specifically conjugated to an antibody fragment that engages and activates T-cells through CD3, an antigen that is expressed on T-cells.

In preclinical studies of human ovarian tumor xenografts, our bi-specific anti-CD3 X folate inhibited tumor growth when administered together with human peripheral blood mononuclear cells, or PBMC, which contain human T-cells. Tumor cells were mixed with human PBMC and implanted in animals. The animals were then treated with unconjugated drug product, conjugated drug product or control once a day for four days. Figure 22 below shows the activity of 0.05 mg/kg, 0.5 mg/kg or 5 mg/kg of our bi-specific anti-CD3 X folate, 5 mg/kg of an unconjugated anti-CD3 and vehicle in a mouse xenograft model of an Ov-90 cell, a common ovarian cancer cell. Dosages of 0.5 mg/kg and 5 mg/kg of our bi-specific conjugate demonstrated reduced tumor volume following a single dose, as compared to unconjugated CD3 and vehicle.

Figure 22: Inhibition of ovarian tumor growth by a site-specific anti-CD3 X folate bi-specific conjugate.

We are currently optimizing our anti-CD3 antibody, and when optimized we plan to move into preclinical development. We expect to obtain proof of activity with at least one lead candidate by the fourth quarter of 2014, which will allow us to assess the molecule as a potential preclinical candidate.

Ovarian Cancer

It is estimated that there are approximately 22,000 patients diagnosed with ovarian cancer each year in the United States. Approximately 75% of these patients overexpress the folate receptor. Five-year survival rates for advanced cases are approximately 27%. While there are many ADC and non-ADC therapies available and in development to treat ovarian cancer, we believe that our bi-specific anti-CD3 X folate may achieve higher response rates with greater safety margins due to its ability to selectively target the overexpressed folate receptors on tumor cells and subsequently locally activate T-cells to kill tumor cells.

Non-Oncology ADCs

Our ability to widen the therapeutic index by precisely attaching a drug at an optimal site on an antibody through a very stable linkage has allowed us to develop ADCs for use in chronic diseases such as inflammation. In our most advanced non-oncology ADC, we have site-specifically attached a potent immunomodulatory drug to an antibody that targets an antigen on activated T-cell subsets. We are evaluating this candidate in animal models of inflammatory diseases. Our initial focus has been to create ADCs that have an FK506 payload. FK506, also known as tacrolimus, is an approved immuno-suppressant that we selected due to its proven efficacy. Despite its approval, FK506 has limitations, particularly renal toxicity, which limits its therapeutic application. By targeting this proven medicine to activated T-cells, we believe we may be able to achieve the desired immunomodulatory activity with lower systemic exposure and therefore less toxicity. We have chosen the CD184 receptor as the target. This receptor is upregulated on activated human lymphocytes and metastatic tumor cells but is only expressed at low levels on normal cells. Figure 23 below shows the change in CD71 expression, a marker of T-cell activation, at day seven in a mixed lymphocyte response, or MLR, assay from a single dose of CD184-FK506 ADC, unconjugated anti-CD184, HER2-FK506 ADC, a control with no ADC and FK506 alone. The data show that anti-CD184-FK506 inhibits T-cell proliferation, whereas a control ADC, HER2-FK506, cannot deliver the FK506 to the cells and therefore has minimal inhibitory activity.

Figure 23: Selective inhibition of T-cell proliferation in an in vitro MLR assay by a site-specific CD184-FK506 ADC.

These data show that a CD184-FK506 ADC inhibits T-cell activation, proliferation and cytokine production in in vitro assays. We plan to evaluate ADCs in in vivo preclinical models of inflammatory disease and to optimize the mAbs to be able to select and progress a candidate into preclinical development. We believe a potent, specific ADC that targets only activated T-cells may have potential in patients who receive an organ transplant and those with autoimmune and inflammatory diseases, such as rheumatoid arthritis, Crohn’s disease, ulcerative colitis, multiple sclerosis and psoriasis. We expect proof of activity in autoimmune and inflammatory diseases for CD184-FK506 ADC in the fourth quarter of 2014. Given these diverse indications, we plan to develop an ADC in a disease setting where we can quickly assess the safety profile and obtain early proof of mechanism.

Collaborations

Establishing and maintaining collaborations with leading pharmaceutical companies and research institutions is a key component of our operations, strategy and finances. We have entered into numerous collaborations that have provided us with over $200 million in non-dilutive funding. In addition to the substantial investment that our collaborators make in the preclinical and clinical development of collaboration products, we are eligible to receive more than $1.5 billion in potential milestone payments under these collaborations as well as royalties on the sale of collaboration products, if approved. We expect to begin receiving royalty payments from sales in Mexico of a commercialized collaboration product, Imrestor, in 2014 from Eli Lilly. In addition to providing significant financial resources and potential future payments, these collaborations increase the number of Ambrx-enabled products in development, help validate and expand our technology platforms, and provide non-dilutive research and development funding.

We employ three broad collaboration frameworks—product-focused, technology-focused and platform expansion—to help advance our overall corporate strategy and capabilities and meet the needs of our partners. Our product-focused collaborations are based on internal product candidates that we have advanced to a point of value inflection before licensing to collaborators in certain geographies. Examples of this type of collaboration include our collaborations with respect to FGF21 and Relaxin, which are global, and ARX788, which is exclusive to China. We plan to selectively partner additional internal product candidates. We are currently evaluating whether to license ARX201 to a single pharmaceutical company on a global basis or to regional companies under a unified global development plan, where we may retain U.S. commercialization rights.

Technology-focused collaborations, such as our ADC collaborations with BMS, Merck and Agensys, an affiliate of Astellas Pharma, Inc., enable our partners to apply our technology to their own products and targets. Unlike product-focused collaborations, technology-focused collaborations are typically formed when our collaborators approach us with a clear vision of the products and targets they wish to optimize and develop using our proprietary technology and know-how. We believe these collaborations validate our proprietary technology, enable us to develop a larger number of diverse products and address more targets than would be possible if we worked independently. We also benefit from the significant expertise and resources invested by our partners when identifying novel targets and developing novel antibodies, therapeutic peptides and payloads that are incorporated into next generation bio-conjugates using our technology.

Platform expansion collaborations have the potential to enhance our platforms, processes and products. We are currently evaluating opportunities such as alternative payloads and multi-specific antibodies for our ADC programs, alternative PK extenders for our long-acting therapeutic protein programs and novel binders for our bi-specific programs. We anticipate securing additional licenses to third-party technologies to advance our platforms and product candidates. In addition, academic collaborations focused on early-stage discovery offer the potential to improve our technology platforms, enable new applications, and deliver future product candidates. For example, under our collaboration with The California Institute for Biomedical Research, or Calibr, we provide funding to direct discovery efforts for which we gain exclusive commercial rights.

BMS Collaborations

Overview

We have entered into three collaboration and license agreements with BMS. The first two collaboration agreements, which are product focused collaborations, were entered into in September 2011. We refer to these as the FGF21 Collaboration, and the Relaxin Collaboration. Pursuant to these collaboration agreements, we granted to BMS exclusive, worldwide licenses to develop and commercialize two product candidates from our own pipeline, ARX618 for the treatment of type 2 diabetes, which is the lead product candidate under the FGF21 Collaboration and ARX720 for the treatment of heart failure, which is the lead product candidate under the Relaxin Collaboration. We had discovered and advanced ARX618 into preclinical development prior to licensing it to BMS, while ARX720 was selected after collaborative work was initiated. The third collaboration agreement is a technology-focused collaboration agreement, which we entered into in May 2013 and refer to as the BMS Oncology ADC Collaboration. Pursuant to this collaboration agreement, we granted to BMS an exclusive, worldwide license to use Ambrx technology to develop and commercialize ADCs incorporating BMS’ antibodies, payloads and targets.

The objectives of the research programs under each of these agreements are as follows:

•	FGF21 Collaboration – to continue and complete IND-enabling preclinical studies for ARX618, conduct a Phase 1 clinical trial for ARX618 and prepare for the initiation of a Phase 2 clinical trial for ARX618. In addition, the research program may include activities directed toward the discovery and preclinical development of one or more other compounds containing human FGF21 molecules, having one or more non-naturally occurring amino acids incorporated using our ReCODE technology, that are backups or alternatives to ARX618. The license covers worldwide rights to patents and technology relating to any human FGF21 molecule having one or more non-naturally occurring amino acids incorporated using our ReCODE technology, including any conjugate thereof, including any PEG conjugate.

•	Relaxin Collaboration – to identify one or more human Relaxin molecules incorporating our ReCODE technology for BMS to advance to human clinical trials and to ultimately commercialize as products. The license covers worldwide rights to patents and technology relating to any human Relaxin molecule having one or more non-naturally occurring amino acids incorporated using our ReCODE technology, including any conjugate thereof, including any PEG conjugate.

•	BMS Oncology ADC Collaboration – to identify one or more ADC compounds incorporating our ReCODE or EuCODE technology suitable for clinical development. BMS may designate certain collaboration targets for this research program. The license covers worldwide rights to patents and technology relating to antibodies raised or engineered to bind primarily to a collaboration target, and which have one or more non-naturally occurring amino acids incorporated using our ReCODE or EuCODE technology, including any conjugate thereof, including any ADC thereof.

The FGF21 Collaboration and Relaxin Collaboration had initial research terms ending in September 2013. Under each agreement, BMS has the option to extend the research term for three additional one-year periods following the initial research term. In June 2013, we and BMS agreed to extend the research terms of the FGF21 Collaboration and the Relaxin Collaboration for an additional year through September 2014. The research program for the BMS Oncology ADC Collaboration has an initial term of four years ending in May 2017.

Under the FGF21 Collaboration, we received an upfront payment of $17.5 million and a milestone payment for the initiation of Phase 1 clinical trials of $10.0 million. We have the potential to receive additional payments totaling up to $255.0 million in the aggregate for ARX618, and up to $198.8 million in the aggregate for any subsequent products covered by our intellectual property, upon achievement by BMS of specified clinical and regulatory milestones. In addition, we have the potential to receive payments totaling up to $150.0 million in the aggregate upon achievement by BMS of specified sales milestones for the covered products. We are also eligible to receive research and development funding. Furthermore, we are entitled to receive tiered royalties on a product-by-product basis ranging from the high single digit to the low double digit percentages of aggregate worldwide net sales of each product. Royalty rates for products containing ARX618 are higher than royalty rates for products not containing ARX618, and all royalty rates are subject to reduction. We are entitled to receive tiered royalties on a country-by-country basis until the later of the expiration of the applicable patent rights or ten years after the first commercial sale of such licensed product in such country.

The development of ARX618 is in progress. The IND was achieved in July 2012 (IND No. 112862) and the first Phase 1 clinical trial of ARX618 in humans has been conducted in healthy, obese, nondiabetic subjects. The treatment phase was completed in July 2013. This clinical trial was a combination of SAD clinical trial and a 14-day MAD clinical trial with subcutaneous dosing. A total of 72 subjects received at least one dose of ARX618. Total ARX618 exhibited generally dose-proportional increases in exposure in both SAD and MAD. In the clinical trial, both single- and multiple-dose administrations of ARX618 were found to be generally safe and well tolerated. No drug-related serious AEs have been reported in subjects treated with ARX618. A Phase 2 clinical trial of ARX618 (ClinicalTrials.gov Identifier No. NCT02097277) is scheduled. The purpose of the Phase 2 clinical trial is to assess the potential of ARX618 for treatment of obese adults with type 2 diabetes. The Phase 2 clinical trial is expected to begin in mid-2014.

Under the Relaxin Collaboration, we received an upfront payment of $5.0 million and have the potential to receive payments totaling up to $112.0 million in the aggregate for the first product, and up to $56.0 million in the aggregate for any subsequent products covered by our intellectual property, upon achievement by BMS of specified clinical and regulatory milestones. In addition, we are eligible to receive research and development funding. We are also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentages of aggregate worldwide net sales of each product. All royalty rates are subject to reduction. We are entitled to receive royalties on a country-by-country basis until the later of the expiration of the applicable patent rights or ten years after the first commercial sale of such licensed product in such country.

Under the BMS Oncology ADC Collaboration, we received an upfront payment of $15.0 million. For each target within the collaboration, we have the potential to receive up to $97.0 million in clinical, regulatory and sales milestone payments, of which $62.0 million would be due upon the achievement of certain clinical and regulatory based milestones and $35.0 million would be due upon the achievement of certain commercial sales thresholds. In addition, we are eligible to receive research and development funding. We are also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentages of aggregate worldwide net sales of each product, subject to reduction. We are entitled to receive royalties on a country-by-country basis until the later of the expiration of the applicable patent rights or ten years after the first commercial sale of such licensed product in such country.

Development and Commercialization Obligations

Under each of these agreements, BMS is responsible for the development and commercialization of compounds and products, including all funding, resourcing and decision-making with respect to regulatory matters. In addition, under the BMS Oncology ADC Collaboration, BMS is responsible for selecting and providing to us the target antibody sequences to be used for compounds to be made and tested in the course of the research program. BMS is obligated under each agreement to use commercially reasonable efforts to develop a compound or product for the purpose of obtaining regulatory approval in each major market, consisting of the United States, France, Germany, Italy, Spain, the United Kingdom and Japan. BMS has the sole right to commercialize the products covered by each agreement at its cost and expense and will be solely responsible for the manufacture of all compounds and products. None of the targets currently being pursued by BMS under the BMS Oncology ADC Collaboration are competitive to any of our current internal programs. In the future, we can prohibit BMS from using our proprietary technology to develop and commercialize ADCs that would compete against our internal programs by placing our internal program targets on an excluded target list. BMS is prohibited from pursuing any new targets under the BMS Oncology ADC Collaboration that are on the excluded target list.

We are obligated to supply a certain number of full time equivalent employees, or FTEs, for which we are reimbursed at a fixed annual rate under the FGF21 Collaboration and the Relaxin Collaboration and at a graduated rate under the BMS Oncology ADC Collaboration, and perform certain other activities in support of each of these collaborations. We are also obligated under each agreement to supply certain raw materials or coordinate with our third-party manufacturers to convey such raw materials upon request by BMS at BMS’ cost. Otherwise, we bear our own costs and expenses under each research program. BMS has the first right to prosecute certain product-specific Ambrx patents licensed under the agreement, though we retain the first right to prosecute other licensed Ambrx patents and the sole right to prosecute certain Ambrx patents we control.

Term and Termination

Each of the FGF21 and Relaxin Collaborations will remain in effect, on a product-by-product and country-by-country basis, until neither we nor BMS has any obligation to the other party in such country and with respect to such product. BMS may terminate either agreement at will as a whole or on a country-by-country and/or product-by-product basis (1) upon three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the United States or the European Union, or (2) upon six months’ written notice following receipt of regulatory approval for a licensed product in either the United States or the European Union. BMS may also terminate either agreement for cause due to safety reasons on a product-by-product or country-by-country basis upon written notice. We or BMS may terminate either agreement for cause on a product-by-product basis worldwide or on a country-by-country basis, for the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. We may also terminate either agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

The term and termination provisions of BMS Oncology ADC Collaboration are substantially similar to those of the FGF21 and Relaxin Collaborations, provided that BMS may terminate the BMS Oncology ADC Collaboration at will as a whole, or on a country-by-country, target-by-target and/or product-by-product basis upon three months’ written notice, regardless of whether regulatory approval for an applicable product has been obtained in the United States or the European Union.

Merck Collaboration

Overview

In June 2012, we entered into a research collaboration, option and exclusive license agreement with Merck. Our collaboration with Merck focuses primarily on the research and development of novel bio-conjugates for both oncology and non-oncology therapeutic targets. Pursuant to the agreement, we granted to Merck an exclusive, worldwide research license to utilize our specified drug technology, patent rights and know-how, including our ReCODE and EuCODE platforms, to discover, identify and optimize polypeptide drug conjugates in a number of collaboration targets selected by Merck. In addition, we granted to Merck the exclusive rights and options, at Merck’s sole discretion, to obtain exclusive licenses to the patent rights and know-how to develop and commercialize conjugates discovered in each of the collaboration targets. Merck may exercise each of its options during a period of approximately three months from the start of each respective research program by paying us an option exercise fee in the mid-single digit millions of dollars. Merck has selected all collaboration targets and commenced research programs on each target. None of the options have been exercised to date.

The first research program is expected to continue until the earlier of June 2015 or upon completion of the activities under the program. The remaining research programs are expected to continue into 2016 or upon completion of the activities under the respective program. Merck has the right to discontinue a given research program or extend any research program term for an additional year at any time on 90 days’ notice.

Under our agreement with Merck, we received an upfront payment of $15.0 million. For each target within the collaboration, if Merck exercises its option for an exclusive license, we have the potential to receive up to an additional $98.0 million in preclinical, clinical, regulatory and sales-based milestones. In addition, we are eligible to receive research and development funding. We will also be entitled to receive tiered royalties in the single digit percentages of aggregate worldwide net sales of each licensed product. We will be entitled to receive these royalties on a country-by-country and licensed product-by-licensed product basis until the later of the expiration of the applicable Ambrx or joint patent rights or ten years after the first commercial sale of such licensed product in such country.

If Merck does not exercise its option with respect to a particular collaboration target, or if development with respect to a particular program is terminated under certain circumstances following the exercise of Merck’s option, the rights to develop or commercialize product candidates under the program will revert to us. In the event we subsequently pursue the development and/or commercialization of an applicable product candidate, we will be required to pay to Merck a percentage of the milestones and royalty payments that would otherwise have been payable by Merck to us if Merck had continued to develop and/or commercialize the product candidate.

Development and Commercialization Obligations

We and Merck are each responsible for using commercially reasonable efforts to develop licensed products under a development plan with respect to each of the programs. We are solely responsible for manufacturing research quantities of licensed compounds and utilizing certain of our drug technology involved in the design, creation, modification and/or generation of licensed compounds until Merck exercises its option in the applicable program. The agreement contains a list of targets for which Merck may not develop product candidates, including targets that may compete with our internal programs in development. Except with respect to FTE support, we and Merck each bear our own costs in connection with performing activities under each research program. We have agreed to provide up to 16 FTEs, the cost of which Merck will reimburse us for at a graduated annual rate, to work toward the development of such licensed products. If Merck exercises any option, Merck will be solely responsible for all further research, development, manufacturing, regulatory and commercialization activities with respect to the licensed products covered by that option and will be obligated to use commercially reasonable efforts to develop and commercialize at least one product containing a compound developed under such research program in at least one major market country, which consist of the United States, Japan, the United

Kingdom, France, Germany, Italy and Spain. Upon the exercise of a given option, we must disclose to Merck all relevant collaboration information and inventions, transfer relevant research materials to Merck and assist Merck in effecting an orderly transition for the development of applicable compounds. We retain the rights to prosecute and maintain the licensed Ambrx patents in consultation with Merck, and Merck has the first right to prosecute and maintain any joint collaboration inventions.

Term and Termination

The agreement will remain in effect, on a country-by-country and product-by-product basis, until Merck’s obligation to pay us royalties ends. We or Merck may terminate the agreement for cause for the other party’s uncured material breach including our failure to conduct a given research program in accordance with the terms of the collaboration agreement, and Merck may terminate the agreement without cause for convenience, in each case upon 90 days’ notice. Additionally, Merck may terminate the agreement with respect to a given product immediately upon written notice to us in the event that Merck has a safety or efficacy concern with respect to the product.

Eli Lilly Collaboration

Overview

In January 2007, we entered into a collaborative research, license and commercialization agreement with Eli Lilly, pursuant to which we work with Eli Lilly’s Elanco Animal Health division to discover, develop and commercialize a broad portfolio of Ambrx-enabled bio-conjugates for animal health. This agreement was most recently amended in February 2011. Under this agreement, as amended to date, we granted Eli Lilly an exclusive, worldwide license to utilize certain of our drug technology, trade secrets, know-how, patent rights and inventions to develop and commercialize certain product candidates in the field of animal health, as well as human and non-human food safety applications.

Under the terms of the agreement, we have received approximately $8.0 million in upfront payments and are eligible to earn up to $1.0 million per product candidate upon achievement of specified preclinical and regulatory milestones. In addition, we are eligible to receive research and development funding and reimbursement of certain intellectual property expenses. We are also eligible to receive tiered royalties, with percentages ranging from the low to mid-single digits, based on cumulative net sales of each product, subject to Eli Lilly’s obligation to pay us minimum annual royalty payments, starting at the low single digit millions of dollars in 2015 and increasing incrementally to the low double digit millions of dollars in 2021 and after.

One product developed under the agreement, Imrestor, has received regulatory approval in Mexico and Uruguay and was commercially launched in Mexico in May 2014. Imrestor is a long-acting sterile injectable formulation of bovine granulocyte colony-stimulating factor, or GCSF. During the peripartum (the period prior to and after delivery), cows present a suppressed immune function. This increases the risk of infection with either gram+ or gram– bacteria and can result in clinical mastitis, that can subsequently result in inflammation of the mammary gland of the cow. Imrestor is used as part of a preventative approach in the herd for general control of mastitis. It is not for human use. We expect to begin receiving royalties in the low single digit percentages of cumulative net sales of the product in 2014. The U.S. patent application relating to this product is pending; if granted, we expect that it will expire in 2029, with a patent term extension potentially available. Eli Lilly has multiple projects directed at metabolic, infectious and inflammatory diseases in livestock and companion animals in early stage development under this collaboration; however, we do not expect any of these other product candidates to launch before 2017.

Development and Commercialization Obligations

We and Eli Lilly are obligated to use reasonable commercial efforts to collaboratively develop the product candidates, subject to Eli Lilly’s ability to cease development activities on a product candidate if it reasonably determines that marketing such product candidate is not commercially viable. However, Eli Lilly is solely responsible for all commercialization activities and the manufacture and supply of commercial quantities of product. All of Eli Lilly’s product development and commercialization activities shall be conducted at its own expense, including the preparation and submission of required regulatory documents.

We are entitled to reimbursement by Eli Lilly for all research and development costs incurred by us and for associated out-of-pocket expenses that are payable by us to third parties. We have agreed to provide up to four FTEs through December 2014, funded by Eli Lilly at a set annual rate, to work toward the development of licensed products. Upon mutual written agreement, we and Eli Lilly may extend the research and development term. We retain the rights to prosecute the licensed Ambrx patents, and Eli Lilly will reimburse us for our costs for doing so, subject to an annual cap. Eli Lilly has the first right to prosecute and maintain any joint product patent rights under the collaboration in each country or region where we and Eli Lilly mutually determine that it is commercially reasonable to do so, and the expenses of prosecuting and maintaining these joint patent rights are shared equally between us and Eli Lilly.

Term and Termination

The agreement will expire on the later of five years after the expiration of the last remaining valid claim of a patent covering a licensed product or, if no such patent exists at the time of the first commercial sale, the five-year anniversary of the first commercial sale of such product. Prior to the first product launch, either party may terminate the agreement without cause upon 90 days’ notice to the other party. We may terminate the agreement for cause if Eli Lilly fails to make any payments required by the agreement, and either we or Eli Lilly may terminate the agreement for cause for the other party’s material breach that remains uncured for 60 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The license related to certain products and/or indications will revert to us in certain circumstances, including for Eli Lilly’s failure to pay us applicable milestone payments, or its failure to spend a minimum annual amount, on a product-by-product basis, on developing such product.

Agensys Collaboration

Overview

In April 2013, we entered into a research collaboration and exclusive license agreement with Agensys, a wholly owned subsidiary of Astellas, that applies our platform technology to specific antibodies that bind to targets within the Agensys pipeline with the objective of creating ADCs based on Ambrx-enabled antibodies and additional Agensys technology. Under this agreement, we granted Agensys an exclusive, worldwide license to utilize certain of our drug technology, patent rights and know-how, including our ReCODE and EuCODE technology, to discover and develop ADCs to certain targets for the treatment of cancer in humans.

Under our agreement with Agensys, we received an upfront payment of $15.0 million. For each target within the collaboration we have the potential to receive $95.0 million in preclinical, clinical, regulatory and sales-based milestones. In addition, we are eligible to receive research and development funding. Additionally, we are entitled to receive tiered royalties for licensed products on a target-by-target basis in the high single digit percentages of aggregate worldwide net sales. We will be entitled to receive these royalties on a country-by-country basis until the later of the expiration of the applicable patent rights or ten years after the first commercial sale of such licensed product in such country.

Development and Commercialization Obligations

We and Agensys are each responsible for using commercially reasonable efforts to develop licensed products under a development plan. We are solely responsible for manufacturing research quantities of licensed compounds and utilizing certain of our technology platforms involved in the design, creation, modification and/or generation of licensed compounds. We are obligated to use commercially reasonable efforts to provide the number of FTEs set forth in the research program, subject to reimbursement by Agensys for any FTEs we provide in excess of four FTEs during the first year of the research term and for each FTE we provide after the first year. Agensys has the sole right to research, develop, manufacture, register and commercialize compounds and products derived under the agreement. Agensys is obligated to use commercially reasonable efforts to develop and commercialize at least one product for the treatment of cancer in each major market country, consisting of the United States, Japan, the United Kingdom, France, Germany, Italy and Spain. Through our representative on the joint project team established under the agreement, we can prevent Agensys from developing product candidates for new targets for which we have an active internal development program.

The research term ends in April 2017, provided that Agensys may discontinue the research program at any time after April 2014 upon 90 days’ notice. We retain the first right to prosecute the licensed Ambrx patents following notice to and consultation with Agensys.

Term and Termination

The agreement will remain in effect, on a product-by-product and country-by-country basis, until Agensys’ obligation to pay us royalties ends with respect to such product in such country. Agensys may terminate the agreement without cause, in its entirety or on a target-by-target and/or country-by-country basis, upon 90 days’ notice. We or Agensys may terminate the agreement for cause in its entirety, or on a product-by-product and country-by-country basis, for the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. We may terminate the agreement for cause in the event that Agensys or any of its affiliates challenges the validity, scope or enforceability of the licensed patent rights, while Agensys may terminate the agreement upon our change of control, as further set forth in the agreement.

ZMC Collaboration

Overview

In June 2013, we entered into a co-development and license agreement with ZMC for ARX788 and other HER2 ADC products covered by our intellectual property rights, pursuant to which we granted to ZMC an exclusive license to use certain of our patents and know-how to develop, manufacture and sell these licensed products in China. Ambrx has retained the rights to develop and commercialize licensed products outside of China. However, we have granted to ZMC a non-exclusive license for conducting activities in certain other mutually approved jurisdictions, including Australia, to support regulatory approval in China.

Under our agreement with ZMC, we are entitled to receive low double digit tiered royalties percentages based on aggregate net sales of licensed products in China. We will be entitled to receive these royalties until the later of the expiration of the applicable patent rights or 20 years after the first commercial sale of the product in China. In addition, we are obligated to pay ZMC a mid-single digit or low double digit percentage of any sublicensing profit that we may receive outside of China, depending on what phase of clinical development has been completed at the time of transfer, or a low single digit royalty on any net sales that we or our successors may receive from selling licensed products outside of China, if the market authorization of such product is based on Phase 1 clinical data obtained during our collaboration with ZMC.

Development and Commercialization Obligations

ZMC is responsible, at its sole expense, to use commercially reasonable efforts to develop and commercialize the licensed products in China and fund the development of the product outside of China through Phase 1 clinical trials. This includes the development, preclinical and clinical activities undertaken to develop a HER2 ADC product from candidates controlled by us and provided to ZMC for further evaluation and development. ZMC is required to pursue these trial evaluations under the China Food and Drug Administration, or CFDA, and, similarly, to use commercially reasonable efforts to pursue preclinical and clinical trials for licensed products under a regulatory authority in Australia, or such other country as the parties may mutually agree. We are required to use commercially reasonable efforts to provide technical and consulting assistance or other services requested by ZMC, at ZMC’s expense. This includes assisting ZMC to secure arrangements with third-party contract research organizations and/or consultants. In consideration of technical assistance provided by us, ZMC will provide us with R&D funding during the first three year period following June 2013. ZMC has the first right to prosecute the licensed Ambrx patents in China, and we may prosecute such patents in the event that ZMC elects not to do so.

Term and Termination

The agreement will remain in effect until the later of the expiration of the applicable patent rights or 20 years after the first commercial sale of the product in China. ZMC may terminate the agreement without cause upon six months’ notice. We or ZMC may terminate the agreement for cause if the other party materially defaults with respect to any of its material obligations, and such default is not cured within 60 days after receipt of notice thereof, or in the case of certain voluntary or involuntary insolvency proceedings.

Hisun Collaboration

Overview

In April 2014, we entered into a co-development and license agreement with Zhejiang Hisun Pharmaceutical Co., Ltd., or Hisun, for the research, development and commercialization of certain bi-specific product candidates and products for the treatment of cancer. Pursuant to the agreement, we granted Hisun an exclusive license to use certain of our patents and know-how to develop, use, manufacture and sell certain licensed products in China. The agreement contemplates two collaboration programs with designated targets, which may be replaced at any time during the research term by a unanimous decision of the joint steering committee.

As consideration for technical assistance we provide to Hisun under the agreement, we are entitled to receive a payment of $1.0 million each year during the initial three-year research term. We are also entitled to receive tiered royalties in the mid to high single digit percentages of net sales of licensed products in China until the later of the expiration of the applicable patent rights or 12 years after the first commercial sale of the product in China. In addition, during such period, we are obligated to pay Hisun certain low single digit percentages of any sublicensing or net sales profit that we may receive outside of China, depending on what phase of clinical development has been completed at the time of transfer or whether the product has been commercialized.

Development and Commercialization Obligations

We and Hisun are each responsible for using commercially reasonable efforts to develop licensed products during the research term. Hisun is responsible, at its sole expense, to use commercially reasonable efforts to develop, commercialize and manufacture licensed products in China. This includes preclinical and clinical activities undertaken to develop bi-specific product candidates under the CFDA. Any manufacturing facility that Hisun establishes for the manufacture of a bi-specific product must meet CFDA and cGMP regulatory requirements. We are obligated to use commercially reasonable efforts to provide technical and consulting assistance or other services as requested by Hisun in the course of developing and manufacturing licensed products. This includes assisting Hisun to secure arrangements with third-party contract research organizations and/or consultants and communicate with the FDA. For as long as Hisun makes the annual payments to us in the low single digit millions of dollars as described above, our assistance is provided at no additional cost, provided that we are not asked to provide more than three FTEs per year. Once Hisun no longer makes such annual payments to us, our assistance will be provided to Hisun on an at-cost basis.

The research term ends in April 2017, provided that we and Hisun may agree to continue the research collaboration beyond the initial three-year period. Hisun has the first right to prosecute the licensed Ambrx patents in China, and we may prosecute such patents in the event that Hisun elects not to do so.

Term and Termination

The agreement will remain in effect until the later of the expiration of the last-to-expire applicable patent rights for any licensed product or 12 years after the first commercial sale of such licensed product in China. Hisun may terminate the agreement without cause upon six months’ notice. We or Hisun may terminate the agreement for cause if the other party materially defaults with respect to any of its material obligations, and such default is not cured within 60 days after receipt of notice thereof, or in the case of certain voluntary or involuntary insolvency proceedings.

Calibr Collaboration

Overview

In August 2013, we entered into a collaborative license agreement with Calibr, pursuant to which we granted Calibr a non-exclusive research license to certain of our patents, know-how and materials, and Calibr granted us a perpetual, irrevocable, worldwide, non-exclusive license, for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee. In addition, Calibr granted us an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain potential inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies. Our license grant to Calibr lasts through February 2015, subject to extension or earlier termination.

The agreement was amended in April 2014. Under the agreement, as amended to date, we made an upfront payment to Calibr of approximately $0.3 million and are obligated to make quarterly payments of $0.6 million during the term of the license grant. We are also obligated to pay Calibr a percentage in the mid-single digits of any net sublicense revenue resulting from sublicenses we may execute, and Calibr is obligated to pay us a percentage in the low double digits of any net sublicense revenue resulting from sublicenses it may execute, with adjustments depending on receipt of funding by certain third parties for certain research projects. If we commercialize a licensed product without a sublicensee, we are obligated to pay Calibr royalties in the low single digit percentages of net sales, on a licensed product-by-licensed product and country-by-country basis, until the later of 10 years after the first commercial sale of such product in such country and the expiration of the applicable patent rights in such country.

Development and Commercialization Obligations

We and Calibr are each responsible for developing licensed products under a research plan outlining details, including the target disease and compound profile, which of our technologies are to be used in the project, and how many FTEs will be allocated by Calibr. Following exercise of the option with respect to a particular invention, we have exclusive control over the research, development and/or commercialization activities associated with such patent, either by ourselves or pursuant to a sublicensee, though our license to the information associated with such patent will remain non-exclusive. We are obligated to consider and/or validate no more than three invention data packages from Calibr in each calendar year. Calibr retains the rights to maintain and prosecute Calibr patents licensed to us at its own cost unless and until we exercise our option, after which we shall bear such costs. We also have certain rights to information and consultation regarding patent prosecution and maintenance by Calibr.

Term and Termination

The agreement terminates upon the expiration of the last payment obligations under the agreement. We or Calibr may terminate the agreement for cause for the other party’s uncured event of default, while Calibr may terminate the agreement upon our change of control, as further set forth in the agreement. Upon the expiration or termination of the agreement, any licenses in effect as a result of the exercise of options will remain in full force and effect, and our right to license any inventions and related information continues in perpetuity.

Other License Agreements

The Scripps Research Institute

Overview

In August 2003, we entered into a license agreement with The Scripps Research Institute, or TSRI, pursuant to which TSRI granted us a sole, exclusive, worldwide right and license for the use, sale, and importation of certain products, processes, services, biological materials and technology arising out of designated patent rights related to the in vivo incorporation of amino acids, protein arrays and glycoprotein synthesis, among others. Under the agreement, which was amended in December 2005, we have the right to grant sublicenses to any party that agrees to be bound by the terms of the license agreement. We are required to provide TSRI with written annual reports on our product development progress or efforts to commercialize in the human therapeutic, human diagnostic, human imaging reagent and research tool fields of use, as well as any other fields of use.

Pursuant to our agreement with TSRI, as amended to date, we issued to TSRI shares of common stock representing a low single digit percentage of our ownership on a fully-diluted basis upon raising a specified amount of equity funding in the low double digit millions of dollars. In addition, we have agreed to pay TSRI earned royalties on net sales of licensed products, processes and services on a country-by-country basis. These royalties are in the low single digits as a percentage of annual net sales for use in the therapeutic, diagnostic and imaging reagent fields. For other uses, such as applications relating to industrial enzymes, agricultural uses or environmental uses, we determine the royalty payments in good faith negotiations. We are also obligated to pay to TSRI earned royalties on sublicensing revenues, on a country-by-country basis, in the mid-single digit percentages. All royalty obligations are subject to adjustment for combination products.

Development and Commercialization Obligations

We are subject to reasonable commercialization obligations and, together with TSRI, have established benchmarks to measure progress. In certain circumstances, TSRI can reduce the scope of the fields of use or render the license non-exclusive upon written notice. TSRI retains the rights to prosecute the patents we have licensed, though we have a right to be timely informed and consulted with regarding patent prosecution and maintenance, and we are obligated to pay for all expenses incurred in connection with such patent prosecution and maintenance. In December 2010, we notified TSRI of our intent to discontinue payment for the filing, prosecution and maintenance of certain licensed patent rights under the agreement.

Term and Termination

The agreement terminates upon the expiration of our royalty obligations to TSRI. Our royalty obligations terminate on a country-by-country basis for licensed products, processes and services upon the expiration of the last to expire of a valid claim within the applicable patent rights that covers such product, process, or service, or, if no such patent rights exist but such product, process, or service utilizes or incorporates a licensed biological material, then our royalty obligations terminate 15 years after the date of the first commercial sale of such licensed product, process or service. Our royalty obligations for licensed biological materials terminate 15 years after the date of the first commercial sale. We and TSRI may terminate the agreement without cause upon mutual written consent, and we may terminate the agreement unilaterally without cause upon 90 days’ written notice. TSRI may terminate the agreement for cause for our uncured breach of certain enumerated obligations.

Intellectual Property

Overview

We strive to protect our technology platforms and our product candidates through a variety of approaches, including seeking and maintaining patents intended to cover our technology platforms, our product candidates, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We have entered into an exclusive license agreement with TSRI to obtain certain rights that permit us to develop and commercialize our product candidates. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We seek to obtain domestic and international patent protection and endeavor to promptly file patent applications for new commercially valuable inventions to expand our intellectual property portfolio.

We believe that we have a significant global intellectual property position and substantial know-how relating to the incorporation of non-natively encoded amino acids into proteins. Our intellectual property portfolio currently contains over 50 issued U.S. patents and over 40 pending U.S. patent applications that we own. In addition, we have exclusively licensed certain patent rights from TSRI, including over 20 issued U.S. patents and two pending U.S. patent applications. Collectively, these patent rights relate to various aspects of our technology platforms, our proprietary reagents and linkage chemistries, our product candidates and our collaborators’ product candidates.

We continually assess and refine our intellectual property strategy as we develop new platform technologies and product candidates. To that end, we are prepared to file additional patent applications if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop.

In addition to filing and prosecuting patent applications in the United States, we often file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. Please see “Risk Factors—Risks Related to Our Intellectual Property” for additional information on the risks associated with our intellectual property strategy and portfolio.

Intellectual Property Relating to Our ReCODE and EuCODE Platforms

We own 12 families of U.S. and foreign patents and patent applications relating to our ReCODE and EuCODE platforms. These families include over 20 issued U.S. patents relating to key components of our ReCODE and EuCODE platforms and methods of producing the polypeptides that contain a non-naturally occurring amino acid. Our patents and patent applications contain claims covering orthogonal tRNA synthetases, or RSs; orthogonal tRNAs; cells that contain the orthogonal RS and tRNA; and methods of producing polypeptides comprising a non-naturally occurring amino acid. The issued U.S. patents and any U.S. patents issuing from our pending U.S. patent applications will expire between 2024 and 2033.

We also have an exclusive license to a patent portfolio containing four families of U.S. and foreign patents and patent applications owned by TSRI or co-owned by TSRI and The Regents of the University of California. Through this exclusive license, we currently have exclusive rights to over 20 issued U.S. patents, over 50 foreign patents and over 20 pending patent applications in the United States and worldwide relating to methods and reagents for making proteins containing a non-naturally occurring amino acid. Any patents within this portfolio that have issued or may issue in the future will expire between 2022 and 2026.

Intellectual Property Relating to Our ARX788 Product Candidate

With regard to our ARX788 product candidate, we own one pending U.S. patent application and have over 30 patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the ARX788 composition of matter and methods for making ARX788. Any patents issued from these applications will expire in 2032; however, a patent term extension may be available for one of the issued U.S. patents.

Intellectual Property Relating to Our ARX201 Product Candidate

With regard to our ARX201 product candidate, we own nine issued U.S. patents, one pending U.S. patent application and over 45 granted and pending patent applications in various countries and regions including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These patent rights relate to the ARX201 composition of matter, formulations containing ARX201, methods of expressing, conjugating and purifying ARX201, and methods of administering ARX201. The issued U.S. patents will expire between 2025 and 2026. However, a patent term extension may be available for one of the issued U.S. patents.

Intellectual Property Relating to Our ARX328 Product Candidate

With regard to our ARX328 product candidate, we own one pending U.S. patent application, five patents granted in Australia, China, Mexico, New Zealand and Singapore, and over ten pending patent applications in various countries and regions including Australia, Canada, China, Europe, India, Israel, Japan and Mexico. These patent rights relate to the ARX328 composition of matter, pharmaceutical compositions containing ARX328, and methods of treating disorders using ARX328. If issued, the U.S. patent would expire in 2029; however, a patent term extension may be available for one of the issued U.S. patents.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The period of patent term restoration is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of a BLA, plus the time between the submission date of the BLA and the approval of that application, provided the sponsor acted with diligence. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office, or U.S. PTO, in consultation with the FDA.

A patent term extension is only available when the FDA approves a biological product for the first time. We believe that ARX788, ARX201 and ARX328 have not been previously approved by the FDA and each may be eligible for a patent term extension. However, we cannot be certain that the U.S. PTO and the FDA will agree with our analysis or the U.S. PTO will grant a patent term extension for any of our product candidates.

A biological product may also be eligible to obtain certain marketing exclusivities granted by the FDA. See “Government Regulation” below.

Manufacturing

We utilize both bacterial (ReCODE) and mammalian (EuCODE) expression platforms employing standard manufacturing equipment and facilities. We have analytical and process development capabilities and can manufacture 40 liter (bacterial fermentation) and 200 liter (mammalian culture) non-cGMP batches in our own facility. We generally perform cell line, analytical and process development for our product candidates internally and manufacture the drugs necessary to conduct the non-GLP preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. With a collaborator, we have successfully scaled bacterial fermentation of the most advanced product candidate from our ReCODE platform to the commercial scale of 50,000 liters. In 2014 we expect to scale our EuCODE production of antibodies to multi-hundreds of liters. We also contract with additional third parties for the filling, labeling, packaging, testing, storage and distribution of our investigational drug products. We employ personnel with the significant scientific, technical, production, quality and project management experience required to oversee our network of third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.

Our contract suppliers manufacture drug substance and product for clinical trial use in compliance with cGMP and applicable local regulations. cGMP regulations include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements before any product is approved. We ensure cGMP compliance of our suppliers through regular quality inspections performed by our Quality Assurance group. Our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of our products. In addition, contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Competition

The biotechnology and pharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our technology platforms, product candidates, know-how, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products. The level of generic competition and the availability of reimbursement from government and other third-party payers will also significantly impact the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Potential Competing Products

In the United States, Herceptin, Kadcyla and Perjeta (all Genentech, Inc.) are approved biologic therapies for HER2+ breast cancer. In addition, there are multiple biologics and small molecules in development for use against HER2 expressing tumors, both in breast cancer and other solid tumors. Without the results from pivotal clinical trials, it is difficult to assess whether these product candidates will have the appropriate therapeutic index to provide a meaningful therapy for these various cancers.

In the United States, there are a variety of currently marketed hGH therapies administered by daily subcutaneous injection and used for the treatment of GHD, including Norditropin (Novo Nordisk), Humatrope (Eli Lilly), Nutropin-AQ (Genentech, Inc.), Genotropin (Pfizer Inc.), Saizen (Merck Serono), Tev-tropin (Teva Pharmaceuticals Industries Ltd.) and Omnitrope (Sandoz GmbH). These drugs are well-established therapies and are widely accepted by physicians, patients, caregivers and third-party payors as the standard of care for the treatment of GHD. In addition, we are aware of several companies, including Versartis, Inc., OPKO Health, Inc. and Ascendis Pharma GmbH, that have long-acting versions of hGH in various stages of clinical development.

To our knowledge, in the United States and Japan there is one approved leptin treatment, Myalept (AstraZeneca), that is administered daily. The use of this drug is restricted to forms of lipodystrophy that are not HIV-associated. Egrifta (Merck Serono), a growth hormone releasing factor, is approved in the United States for HIV-associated lipodystrophy patients. The drug is taken once daily as a subcutaneous injection with a fine needle. To our knowledge, there are no long-acting leptin analogs in clinical development in the United States.

Site-Specific Modification of Proteins

There are three major approaches to address site-specific modification of proteins. The first is to include a natural amino acid, usually a cysteine or lysine, at a position that enhances its reactivity relative to other amino acids. Multiple companies, including Seattle Genetics, Inc., Genentech, Inc. and Sorrento Therapeutics, Inc., have taken this approach. A related approach is to use an enzyme, transglutaminase, to modify the amino acids glutamine or lysine when they are contained in a defined sequence of about six amino acids. Companies using this approach include Pfizer Inc. and Innate Pharma S.A.

A second approach is to modify the sugar residues that are attached to certain amino acids in proteins. We are aware of several companies that are attempting to conjugate drugs to proteins through these sugar residues. However, we believe that the ability to do this precisely is not well determined and the value of this approach is not clear.

The third approach is to encode a non-natural amino acid at a predetermined position within the proteins, which is the approach we use. We are aware of two other companies, Sutro Biopharma, Inc. and Allozyne, Inc., that use a similar approach. Allozyne uses a cell-based process, which can be either bacterial or mammalian, to encode a non-specific amino acid to replace either a methionine codon in bacteria or a stop codon in mammalian cells. The ability to scale these processes for clinical and commercial production is not clear. Sutro Biopharma’s technology is built around a cell-free bacterial system that allows the incorporation of a non-natural amino acid into the protein. The process is limited to proteins that do not require glycosylation for activity, and the ability to scale these processes for clinical and commercial production is not clear.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, marketing and distribution of biological products, or biologics. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, marketing, sale, advertising and promotion, and import and export of our product candidates. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

In the United States, the FDA regulates biologics pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a BLA and approval by the FDA before they may be marketed in the United States. The process required by the FDA before our biologic product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA’s GLP regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials in the United States may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the BLA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing the clinical trials to commence or not allowing the clinical trials to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during drug development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin. An independent institutional review board, or IRB, for each medical institution proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the clinical trial until it is completed.

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be used. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP requirements, including the requirement for obtaining informed consent from subjects.

For purposes of BLA submission and approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

•	Phase 1 clinical trials are initially conducted in a limited population of subjects to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients with severe problems or life-threatening diseases to gain an early indication of its effectiveness.

•	Phase 2 clinical trials are generally conducted in a limited patient population to evaluate preliminarily the efficacy of the product candidate for specific targeted indications in patients with the disease or condition under study; evaluate dosage tolerance and appropriate dosage; and identify possible adverse effects and safety risks.

•	Phase 3 clinical trials are commonly definitive efficacy studies of the experimental medication. Phase 3 clinical trials are typically conducted when Phase 2 clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. Phase 3 clinical trials are generally undertaken with large numbers of patients, such as groups of several hundred to several thousand, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple, geographically-dispersed clinical trial sites.

In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval. Such post-approval clinical trials are typically referred to as Phase 4 clinical trials.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the biologic in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Biologics License Applications

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the biologic, are submitted to the FDA in the form of a BLA seeking approval to market the biologic for one or more specified indications. The FDA reviews a BLA to determine, among other things, whether a biologic is safe and effective for its intended use.

Once a BLA has been accepted for filing, the FDA’s goal is to review BLAs within ten months of the filing date for standard review or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening disease or condition and the product, if approved, would provide a significant improvement in safety or effectiveness. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an application, the FDA will inspect the facility or the facilities at which the biologic product is manufactured, and will not approve the product unless the facility is cGMP compliant. The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance, and will not approve the biologic unless compliance with GCP requirements are met. BLAs must contain data (or a proposal for post-marketing activity) to assess the safety and effectiveness of an investigational new drug product for the claimed indications in all relevant pediatric populations in order to support dosing and administration for each pediatric subpopulation for which the biologic is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers if certain criteria are met. The requirements for pediatric data do not apply to any biologic for an indication for which orphan designation has been granted.

After the FDA reviews the BLA and conducts inspections of the manufacturing facilities where the product is manufactured, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter will be issued if the applicable statutory and regulatory criteria are not satisfied, or if FDA requires additional clinical data, such as additional Phase 3 clinical trials, and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional data or information are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data.

Even if the FDA approves a BLA, the FDA may require testing, including Phase 4 clinical trials and surveillance programs to monitor the effect of approved biologics which have been commercialized. The FDA has the authority to prevent or limit further marketing of a biologic based on the results of these post-marketing programs. The FDA could also approve the BLA with a Risk Evaluation and Mitigation Strategy to ensure that the benefits of the biologic outweigh its risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct surveillance programs.

Biologics may be marketed only for the FDA-approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the biologic, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Other Regulatory Requirements

Any biologics manufactured or distributed by us or our collaborators pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the product. Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic announced and unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution or withdraw approval of the BLA for that product.

The FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe approved biologics for uses that are not described in the product’s labeling, which is referred to as “off-label” use. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use. Thus, although physicians may prescribe approved products for uses outside of their approved labeling, manufacturers are prohibited from promoting their approved products for such uses.

Expedited Review and Accelerated Approval Programs

A sponsor may also seek approval of its product candidates under programs designed to accelerate FDA review and approval of BLAs. For instance, a sponsor may seek FDA designation of a product candidate as a “fast track product.” Fast track products are those products intended for the treatment of a serious or life-threatening disease or condition and which demonstrates the potential to address unmet medical needs for such disease or condition. If fast track designation is obtained, the FDA may initiate review of sections of a BLA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a fast track product may also be eligible for other types of FDA programs intended to expedite development and review, such as accelerated approval, if it can provide meaningful therapeutic benefit over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Accelerated approval typically includes requirements for appropriate post-approval Phase 4 clinical trials to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint.

Biosimilars, Interchangeable Biologics and Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the PPACA, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the product be “highly similar” to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. In addition, the first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with, not just biosimilar to, the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (1) one year after the first commercial marketing, (2) 18 months after approval if there is no legal challenge, (3) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (4) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

In addition, product candidates may be eligible for “priority review,” or review within a six month timeframe from the date a complete BLA is accepted for filing, if a sponsor shows that its product candidate provides a significant improvement compared to marketed products. Lastly, the Food and Drug Administration Safety and Innovation Act, which was enacted and signed into law in 2012, established a new breakthrough therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The benefits of breakthrough therapy designation includes the same benefits as fast track designation, plus intensive guidance from FDA to ensure an efficient drug development program.

Orphan Designation and Exclusivity

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

Pediatric Exclusivity

A product may be eligible for pediatric exclusivity, which, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

International Regulation

To obtain a marketing authorization of a biologic in the European Union, we may submit marketing authorization applications either under the so-called centralized or national authorization procedures.

Centralized procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all European Union member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by certain specified biotechnological processes (such as recombinant DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells, and hybridoma and mAb methods), products designated as orphan medicinal products, products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and advanced therapy medicinal products. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health.

National authorization procedures

There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

•	Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure.

•	Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a marketing authorization in the EU during a period of eight years from the data on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Fraud and Abuse and Data Privacy and Security Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state fraud and abuse laws restrict business practices in the biopharmaceutical industry. These laws include anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. To qualify for a safe harbor, the activity must fit squarely within the safe harbor. The failure to meet a safe harbor does not render the activity illegal; however, the activity may be subject to increased scrutiny by the government and will be assessed on a case-by-case based on its specific facts and circumstances. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-covered, uses. In addition, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created new federal criminal statutes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. The PPACA broadened the reach of both the Anti-Kickback Statute and the criminal health care fraud statute by amending the intent requirement such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other health care providers. PPACA created new federal requirements for reporting, by applicable manufacturers of covered drugs, payments and other transfers of value to physicians and teaching hospitals. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other health care professionals and entities.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. By way of example, in the United States, the PPACA contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to managed care plans, addressed new methodologies by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and for drugs that are line extension products, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

Research and Development

We have invested $16.3 million, $27.5 million, $3.7 million and $8.5 million in research and development for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

Employees

As of March 31, 2014, we employed 74 full-time employees, 30 of whom hold Ph.D., M.D. or D.V.M. (or equivalent) degrees. Of the full-time employees, 61 were engaged in research and development and 13 were engaged in general and administrative activities (including business and corporate development). We plan to continue to expand our product development programs. To support this growth, we will need to expand managerial, operations, development, regulatory, sales, marketing, finance and other functions. None of our employees are subject to a collective bargaining agreement, and we consider our employee relations to be good.

Facilities

We occupy approximately 36,172 square feet of office and laboratory space in La Jolla, California under a lease which expires in November 2017.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of May 1, 2014:

Name	Age	Position
Executive Officers
Lawson Macartney, Ph.D., B.V.M.S.	56	President, Chief Executive Officer and Director
Peter Kiener, D.Phil.	62	Chief Science Officer
Simon Allen	46	Chief Business Officer
Crispina Calsada	44	Vice President of Finance
Key Employee
John W. Wallen III, Ph.D., J.D.	56	Vice President, Intellectual Property
Non-Employee Directors
John D. Diekman, Ph.D. (1)(2)	71	Chairman of the Board of Directors
Eric H. Bjerkholt (3)	54	Director
Christopher Fuglesang, Ph.D., J.D. (1)	45	Director
Barry Greene (2)(3)	50	Director
Sheila Gujrathi, M.D. (1)	43	Director
Allan Marchington, Ph.D. (2)(3)	47	Director
David B. Singer (3)(4)	51	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.
(4)	Mr. Singer will resign from our board of directors contingent on and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Lawson Macartney, Ph.D., B.V.M.S. has served as our President and Chief Executive Officer and as a member of our board of directors since February 2013. Prior to joining us, Dr. Macartney served at Shire AG, a specialty biopharmaceutical company, as Senior Vice President of the Emerging Business Unit from 2011 to 2013, where he was responsible for discovery initiatives through Phase 3 development of Shire’s Specialty Pharmaceutical portfolio. Prior to joining Shire AG, he served at GlaxoSmithKline, or GSK, a pharmaceutical company, from 1999 to 2011, serving as Senior Vice President of Global Product Strategy and Project/Portfolio Management from 2007 to 2011, as Senior Vice President, Cardiovascular and Metabolic Medicine Development Center from 2004 to 2007, and as Vice President, Global Head of Cardiovascular, Metabolic and Urology Therapeutic Areas from 1999 to 2004. Prior to joining GSK, Dr. Macartney was employed at Astra Pharmaceuticals from 1998 to 1999 in leadership roles in operations, marketing and sales, and served as Executive Director, Commercial Operations at AstraMerck, Inc., a pharmaceutical company, from 1996 to 1998. Dr. Macartney also currently serves as a member of the board of directors of Viking Therapeutics, Inc. Dr. Macartney received his Ph.D. from Glasgow University in Scotland in 1982, where he was a Royal Society Research Fellow, and his B.V.M.S. (equivalent to a D.V.M.) in 1979 from Glasgow University Veterinary School. He is also trained in diagnostic pathology and is a Fellow of the Royal College of Pathologists. We believe that Dr. Macartney’s extensive experience in leadership positions at numerous pharmaceutical companies qualifies him to serve on our board of directors.

Peter Kiener, D.Phil. has served as our Chief Science Officer since August 2013. From May 2013 to August 2013, Dr. Kiener was an Entrepreneur In Residence at New Enterprise Associates. Prior to New Enterprise Associates, Dr. Kiener was President, Chief Executive Officer and Co-Founder of Zyngenia, Inc., a company focused on developing the next generation of multi-specific, mAb-based biologics, where he worked from 2009 to 2013. Prior to Zyngenia, Dr. Kiener was Executive Vice President and Global Head of Biologics R&D at AstraZeneca PLC/MedImmune from 2001 to 2009, where he helped build industry-leading protein and antibody engineering capabilities and oversaw the submission of multiple INDs and new drug applications. Before leading R&D at MedImmune, he worked in various positions as a scientist and then as a manager at Bristol-Myers Squibb from 1983 to 2001, ten years of which were spent working on biological therapeutics. Dr. Kiener received his B.A. in Chemistry from the University of Lancaster, UK, and his D. Phil. in Biochemistry from Oxford University, UK. Dr. Kiener has published more than 120 papers in peer-reviewed journals and is an inventor on more than 30 patents and patent applications.

Simon Allen has served as our Chief Business Officer since March 2011. Prior to joining us in his current role, Mr. Allen was an advisor and consultant to us from September 2010 to February 2011 and to Somaxon Pharmaceuticals, Inc. from June 2010 to September 2010. From April 2008 to June 2010, he served in a variety of senior positions at Kalypsys, Inc., culminating in his role as Chief Executive Officer. Mr. Allen previously served as the Chief Commercial Officer of CovX from 2006 to 2008 and as the Vice President, Business and Corporate Development of Nuvelo Inc. from 2004 to 2006. He previously held business development and analyst roles at SkyePharma PLC, Corixa Corporation (formerly Coulter Pharmaceuticals) and Burdett, Buckeridge and Young. Mr. Allen graduated from the University of Sydney with a B.S. in Biochemistry, Microbiology and Genetics and earned his M.B.A. from the Australian Graduate School of Management.

Crispina Calsada has served as our Vice President of Finance since December 2006, and joined us as Director of Finance in April 2004. From 1999 to 2004, Ms. Calsada served as Executive Director of Finance at Sony Online Entertainment. Prior to that, she worked for six years in public accounting and private industry. Ms. Calsada is a certified public accountant and holds an M.B.A. from the University of Southern California Marshall School of Business and a B.S. in Business Administration with an emphasis in Accounting from San Diego State University.

Key Employee

John W. Wallen III, Ph.D., J.D. has served as our Vice President, Intellectual Property since February 2004. From March 2003 to February 2004, Dr. Wallen served as a Partner in the Technology/Intellectual Property, Life Sciences, and Patent Litigation groups of the law firm Preston Gates & Ellis LLP in San Diego. From September 1995 to May 2002, Dr. Wallen served as a patent attorney in the law department of Johnson & Johnson. From December 1985 to September 1995, he worked for Merck & Co., Inc., serving as a scientist in the Cancer Research Department from December 1985 to August 1989, then serving as a Patent Agent while attending law school from August 1989 to July 1993, and then serving as a patent attorney in the Patent Department from July 1993 to September 1995. Dr. Wallen is a patent attorney registered with the U.S. PTO and holds a Ph.D. from The University of Pennsylvania in Molecular Biology, a J.D. from Seton Hall Law School, an M.S. in Clinical Microbiology from Long Island University (Brooklyn) and a B.S. in Biology from SUNY Oswego.

Non-Employee Directors

John D. Diekman, Ph.D. has served as Chairman of our board of directors since August 2003. Dr. Diekman is a founder and Managing Partner of 5AM Ventures, where he has served since 2002. Dr. Diekman has also been a Director of Aravis Ventures, an international early-stage life science fund, since 2001. Prior to founding 5AM Ventures, from 1997 to 2002, Dr. Diekman founded and served as Managing Director of Bay City Capital, a life sciences investment firm. From 1995 to 2002, Dr. Diekman served as Chairman of Affymetrix, Inc., for which he also served as Chief Executive Officer from 1995 to 1997. Dr. Diekman currently also serves on the board of directors of each of Cellular Research, Inc., Calibrium Biotech, Igenica, Inc., PhaseRx Pharmaceuticals, Inc. and Wildcat Discovery Technologies, Inc. He previously served on the board of directors of each of Aravis Ventures, Affymetrix, Inc., BioOne Capital Pte Ltd., Envoy Therapeutics, Inc., InGenuity Systems, Inc. and Kalypsys, Inc. He is a Trustee of Princeton University, a former Director of The California Institute of Technology, and a

former Chairman of the Board of The Scripps Research Institute. Dr. Diekman holds an A.B. in Organic Chemistry from Princeton University and a Ph.D. in Chemistry from Stanford University. We believe that Dr. Diekman’s experience as a venture capital investor in the life sciences industry, as well as his experience as a director for numerous biotechnology companies, qualifies him to serve on our board of directors.

Eric H. Bjerkholt has been a member of our board of directors since May 2014. Mr. Bjerkholt has served as the Executive Vice President, Corporate Development and Finance and Chief Financial Officer of Sunesis Pharmaceuticals, Inc., or Sunesis, a public biopharmaceutical company, since January 2012. Mr. Bjerkholt has served as Senior Vice President and Chief Financial Officer of Sunesis since January 2004, and served as Senior Vice President, Corporate Development and Finance and Chief Financial Officer of Sunesis from February 2007 through January 2012. From January 2002 to January 2004, Mr. Bjerkholt served as Senior Vice President and Chief Financial Officer at IntraBiotics Pharmaceuticals, Inc., a pharmaceutical company focused on the development of antibacterial and antifungal drugs for the treatment of serious infectious diseases. Earlier, he was a co-founder of LifeSpring Nutrition, Inc., a privately held nutraceutical company, and from May 1999 to March 2002 served at various times as its Chief Executive Officer, President and Chief Financial Officer. Mr. Bjerkholt serves as a member of the board of directors of StemCells, Inc., a biotechnology company. Mr. Bjerkholt was an investment banker at J.P. Morgan & Co. from 1990 to 1997 and holds a Cand. Oecon degree in Economics from the University of Oslo and an M.B.A. from Harvard Business School. We believe that Mr. Bjerkholt’s experience as a member of the board of directors and senior management of public biotechnology companies, along with his experience in the biopharmaceutical industry, qualifies him to serve on our board of directors.

Christopher Fuglesang, Ph.D., J.D. has served as a member of our board of directors since March 2012. Dr. Fuglesang has worked at Tavistock Life Sciences since 2005, where he co-manages venture capital and private equity investments in life sciences companies. Dr. Fuglesang is also the co-founder of Boxer Capital LLC, the primary vehicle in which Tavistock Group invests in public healthcare companies. Earlier in his career with Tavistock Life Sciences, Dr. Fuglesang handled and supervised a variety of transactions, including mergers and acquisitions, joint ventures and other strategic collaborations in the healthcare space. He also has experience in intellectual property management, licensing and corporate development. Dr. Fuglesang is currently also a member of the board of directors of Eidogen-Sertany. Dr. Fuglesang holds a Ph.D. in chemical physics from the University of California, Los Angeles, a J.D. from the Boston University School of Law and a B.S. in each of chemistry and physics from the University of California, Los Angeles. We believe that Dr. Fuglesang’s experience developing life science companies and managing venture capital and private equity investments in life sciences companies qualifies him to serve on our board of directors.

Barry Greene has served as a member of our board of directors since January 2014. Mr. Greene has served as the President and Chief Operating Officer of Alnylam Pharmaceuticals, Inc., or Alnylam, a public biopharmaceutical company, since December 2007. Mr. Greene has served as Chief Operating Officer of Alnylam since October 2003, and served as Treasurer from February 2004 through December 2005. From February 2001 to September 2003, Mr. Greene served as General Manager of Oncology at Millennium Pharmaceuticals, Inc., or Millennium, a biopharmaceutical company. He focused on global strategy and execution for Millennium’s oncology business to guide near- and long-term research, development and commercialization and was involved in the successful approval and launch of VELCADE (bortezomib). Earlier, he was Vice President of Strategic Integration with responsibility for the AstraZeneca North America post-merger integration and Vice President of Marketing and Customer Services for AstraZeneca. Prior to his work with AstraZeneca, he was a partner with Andersen Consulting, where he was responsible for the pharmaceutical and biotechnology marketing and sales practice. Mr. Greene serves as a member of the board of directors of each of Acorda Therapeutics, Inc., a public biotechnology company, and Karyopharm Therapeutics, Inc., a private pharmaceutical company. He previously served on the board of directors of each of Regulus Therapeutics, Inc. and Intercept Pharmaceuticals, Inc. Mr. Greene holds a B.S. in Industrial Engineering from the University of Pittsburgh. We believe that Mr. Greene’s more than 20 years of experience in the healthcare, pharmaceutical and biotechnology industries, including as an executive and as a director, qualifies him to serve on our board of directors.

Sheila Gujrathi, M.D. has been a member of our board of directors since February 2014. She is currently the Chief Medical Officer of Receptos, Inc., a position she has held since June 2011. She joined Receptos from Bristol-Myers Squibb, where she was Vice President of the Global Clinical Research Group in Immunology from 2008 to 2011. Prior to joining Bristol-Myers Squibb, Dr. Gujrathi worked at Genentech, where she held roles of increasing responsibility in the Immunology, Tissue Growth and Repair clinical development group from 2002 to 2008. From 1999 to 2002, Dr. Gujrathi was a management consultant at McKinsey & Company in the healthcare practice, where she provided strategic advice on a variety of projects in the healthcare and pharmaceutical industry. Dr. Gujrathi received her B.S. with highest distinction in Biomedical Engineering and M.D. from Northwestern University in their accelerated honors program in Medical Education. She completed her internal medicine internship and residency at Brigham and Women’s Hospital, Harvard Medical School and is board certified in internal medicine. She received additional training at the University of California, San Francisco and Stanford University in their Allergy and Immunology Fellowship Program. We believe that Dr. Gujrathi’s experience in the biopharmaceutical industry, as well as her medical background and training, qualifies her to serve on our board of directors.

Allan Marchington, Ph.D. has served as a member of our board of directors since June 2006. Dr. Marchington has served as a Partner of Apposite Capital LLP since 2006. He also currently sits on the board of directors of each of Ambit Biosciences Corp., RuiYi Inc., Convergence Pharmaceutical Holdings Ltd., Calchan Holdings Ltd., The BioIndustry Association, Apposite CP1 LP and Central Garage (1958) Ltd.. He previously served on the board of directors of each of Millennium Pharmaceuticals (Europe) Ltd., Cambridge Combinatorial Ltd., Cambridge Discovery Chemistry Ltd. and Oxford Molecular PLC. From 2000 to 2003, Dr. Marchington served as Senior Vice President, Productivity of Millennium Pharmaceuticals, where he was responsible for Millennium’s European activities and a majority of the company’s technology investments. From 1997 to 2000, Dr. Marchington served as the founder and Chief Executive Officer of Cambridge Discovery Chemistry. From 1990 to 1996, Dr. Marchington was a medicinal chemist at Pfizer Central Research in Sandwich, UK. Dr. Marchington holds a Ph.D. in Organic Synthetic Chemistry and B.Sc. in Chemistry from the University of Liverpool. We believe that Dr. Marchington’s experience in medicinal chemistry, company operations and strategic planning, as well as his experience as a venture capital investor in the biopharmaceutical industry, qualifies him to serve on our board of directors.

David B. Singer has served as a member of our board of directors since March 2005. Since 2004, Mr. Singer has been an employee or Limited Partner at Maverick Capital, Ltd., a private investment firm, or an affiliate thereof. Mr. Singer is responsible for the firm’s private investments globally. Previously, Mr. Singer served as the founding President and Chief Executive Officer of three healthcare companies. He served on the board of directors of each of Pacific Biosciences of California, Inc. from December 2006 to May 2013, Affymetrix, Inc. from 1993 to 2008, Corcept Therapeutics Inc. from 1998 to 2008 and Oscient Pharmaceuticals Corporation from 2004 to 2006. Mr. Singer has also served as the Senior Financial Officer of two publicly traded companies. Mr. Singer received an M.B.A. from Stanford University and a B.A. in History from Yale University. We believe that Mr. Singer’s experience as a venture capital investor in the biopharmaceutical industry, along with his experience as a director of several biopharmaceutical companies, qualifies him to serve on our board of directors. Mr. Singer will resign from our board of directors contingent on and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Dr. Macartney, are independent directors in accordance with the listing requirements of The NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Drs. Marchington, Fuglesang and Diekman, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Messrs. Bjerkholt and Greene, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Drs. Macartney and Gujrathi, and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least 66-2/3% of our outstanding voting stock then entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently led by its chairman, John D. Diekman, Ph.D. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of Chief Executive Officer and chairman of the board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the chairman of the board of directors provides guidance to the Chief Executive Officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors.

Our board of directors has determined that all of the members of each of the board’s three standing committees are independent as defined under the rules of The NASDAQ Global Market. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related person transactions and reviewing and monitoring compliance with our code of business conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Messrs. Bjerkholt and Greene and Dr. Marchington will serve as members of our audit committee after the completion of this offering. Mr. Bjerkholt will serve as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market. Our board of directors has determined that Mr. Bjerkholt is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our board of directors has determined that each of Messrs. Bjerkholt and Greene and Dr. Marchington is independent under the applicable rules of the SEC and The NASDAQ Global Market. Upon the listing of our common stock on The NASDAQ Global Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee

The compensation committee reviews and approves policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves the issuance of stock options and other awards under our equity incentive plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

Drs. Gujrathi, Fuglesang and Diekman will serve as members of our compensation committee after the completion of this offering. Dr. Gujrathi will serve as the chairperson of the committee. Our board has determined that each of Drs. Gujrathi, Fuglesang and Diekman is independent under the applicable rules and regulations of The NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. Upon the listing of our common stock on The NASDAQ Global Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters.

Mr. Greene and Drs. Diekman and Marchington will serve as members of our nominating and corporate governance committee after the completion of this offering. Mr. Greene will serve as the chairman of the committee. Our board has determined that each of Mr. Greene and Drs. Diekman and Marchington is independent under the applicable rules and regulations of The NASDAQ Global Market relating to nominating and corporate governance committee independence. Upon the listing of our common stock on The NASDAQ Global Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Investor Relations—Corporate Governance section of our website at www.ambrx.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2013 Summary Compensation Table” below. In 2013, our principal executive officer and our two other most highly paid executive officers, or our “named executive officers,” and their positions were as follows:

•	Lawson Macartney, Ph.D., B.V.M.S., President and Chief Executive Officer;

•	Peter Kiener, D.Phil., Chief Science Officer; and

•	Simon Allen, Chief Business Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2013 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2013.

Name and Principal Position	Salary ($)(1)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Lawson Macartney	411,923	1,228,091	(4)	166,500	138,729	1,945,243
President and Chief Executive Officer
Peter Kiener	143,635	759,849		42,500	70,000	1,015,984
Chief Science Officer
Simon Allen	311,192	—		91,800	—	402,992
Chief Business Officer

(1)	Drs. Macartney’s and Kiener’s initial base salaries were $450,000 and $385,000, respectively. The amounts shown are prorated from their start dates.
(2)	Amounts reflect the full grant date fair value of stock options granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 6 to the financial statements included elsewhere in this prospectus.
(3)	The amount set forth in the “All Other Compensation” column with respect to Dr. Macartney is comprised of $22,115 that was paid to him in lieu of his receiving health benefits, $5,979 that was reimbursed to him for relocation expenses and $110,635 for a commuting allowance; and, with respect to Dr. Kiener, such amount represents $50,000 for a commuting allowance and $20,000 for a temporary living allowance. All such amounts are payable pursuant to the terms of Dr. Macartney’s and Dr. Kiener’s respective employment agreements, as discussed in the section entitled “Employment Agreements” below.
(4)	For the options that vest based on performance conditions, no amount is included in the grant date fair value shown since achievement of the performance conditions was not probable on the date of grant, and therefore we recognized no compensation expense in 2013 for such grant. If, however, we assumed the maximum achievement of the performance conditions, the grant date fair value would be $459,291.

Narrative Disclosure to Compensation Tables

Employment Agreements

Employment Agreement with Dr. Macartney

On January 6, 2013, we entered into an executive employment agreement with Dr. Macartney setting forth the terms of his employment. Pursuant to the agreement, Dr. Macartney is an “at-will” employee; accordingly, his agreement may be terminated at any time, with or without cause or advance notice, by us or Dr. Macartney. He is entitled to an initial base salary of $450,000, less required deductions, and is eligible to receive an annual bonus, as determined by the board of directors in its sole discretion. Dr. Macartney’s target annual bonus is 40% of his base salary and is payable under our annual bonus plan based on performance criteria approved by the board of directors.

In addition, for each of the first three 12-month periods following the commencement of Dr. Macartney’s employment, we have agreed to provide him with $100,000 in cash, paid in quarterly installments, as a commuting and temporary living allowance, provided that Dr. Macartney remains employed with us through each installment payment date. In addition, in exchange for Dr. Macartney’s waiver of participation in our group health insurance plan, he is entitled to receive additional compensation in the amount of $25,000 per year, payable in accordance with our regular payroll practices and subject to any tax withholding and payroll deductions.

If Dr. Macartney’s employment is terminated (1) by us without cause or (2) by Dr. Macartney due to, without his consent, (x) a material diminution of his authority or responsibilities or (y) a material change in the geographic location at which he must perform his duties, in each case Dr. Macartney is entitled to receive his earned but unpaid base salary through the date of his termination, all other amounts to which he is entitled under any compensation plan or practice at the time of termination and a severance benefit equal to 12 months base salary. Such severance amounts will be paid in 12 equal installments, subject to Dr. Macartney’s signing of a general release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement. Subject to the terms of the employment agreement, our severance obligations will cease in the event Dr. Macartney accepts employment with an employer other than us during the period commencing 90 days after his termination and during the remainder of the 12-month severance period. Dr. Macartney is subject to a one year post-termination non-interference and non-solicitation covenant. If his employment is terminated for any other reason he is entitled to only receive his earned but unpaid base salary through the date of his termination and all other amounts to which he is entitled under any compensation plan or practice at the time of termination.

Employment Agreement with Dr. Kiener

On July 30, 2013, we entered into an executive employment agreement with Dr. Kiener setting forth the terms of his employment. Pursuant to the agreement, Dr. Kiener is an “at-will” employee; accordingly, his agreement may be terminated at any time, with or without cause or advance notice, by us or Dr. Kiener. He is entitled to an initial base salary of $385,000, less required deductions, and is eligible to receive an annual bonus, as determined by the board of directors in its sole discretion. Dr. Kiener’s target annual bonus is 30% of his base salary, subject to the terms and conditions of our bonus plan.

We have agreed to pay Dr. Kiener a lump sum cash payment in an amount up to $20,000 to assist in defraying any relocation costs that he incurred. In addition, for each of the first two 12-month periods following the commencement of Dr. Kiener’s employment, we have agreed to provide him with $100,000 in cash, paid in quarterly installments, as a commuting allowance, provided that Dr. Kiener remains employed with us through each installment payment date. In the event that Dr. Kiener’s employment is terminated for cause or by Dr. Kiener for any reason other than death, disability or for “good reason” (as each is defined in the employment agreement) before the first anniversary of the commencement of his employment, he must repay us 60% of the total amounts paid to him in connection with his relocation costs and commuting allowance.

If Dr. Kiener’s employment is terminated (1) by us without cause or (2) by Dr. Kiener for good reason, in either case Dr. Kiener is entitled to receive his earned but unpaid base salary through the date of his termination, all other amounts to which he is entitled under any compensation plan or practice at the time of termination, a severance benefit equal to nine months base salary and nine months of continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, at the same cost he would have paid had he been an active employee. Such severance amounts will be paid in nine equal installments, subject to Dr. Kiener’s signing of a general release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement. Dr. Kiener is subject to a one year post-termination non-interference and non-solicitation covenant. If his employment is terminated for any other reason he is entitled to only receive his earned but unpaid base salary through the date of his termination and all other amounts to which he is entitled under any compensation plan or practice at the time of termination.

Employment Agreement with Mr. Allen

On March 14, 2011, we entered into an executive employment agreement with Mr. Allen setting forth the terms of his employment. Pursuant to the agreement, Mr. Allen is an “at-will” employee; accordingly, his agreement may be terminated at any time, with or without cause or advance notice, by us or Mr. Allen. He is entitled to an initial base salary of $310,000, less required deductions, and is eligible to receive an annual bonus, as determined by the board of directors in its sole discretion. Mr. Allen’s target annual bonus is 30% of his base salary and is payable based on performance criteria approved by the board of directors.

If Mr. Allen’s employment is terminated (1) by us without cause or (2) by Mr. Allen for “good reason” (as defined in the employment agreement), in each case Mr. Allen is entitled to receive his earned but unpaid base salary through the date of his termination and all other amounts to which he is entitled under any compensation plan or practice at the time of termination, earned but unpaid bonus amounts, a severance benefit equal to six months base salary and a prorated bonus, as determined by the board of directors based on Mr. Allen’s achievement of specified performance goals as of his termination date. Such severance amounts will be paid in six equal installments, subject to Mr. Allen’s signing of a general release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement. Mr. Allen is subject to a one year post-termination non-interference and non-solicitation covenant. If his employment is terminated for any other reason he is entitled to only receive his earned but unpaid base salary through the date of his termination and all other amounts to which he is entitled under any compensation plan or practice at the time of termination.

2013 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The board of directors, or its designee, reviews each named executive officer’s performance annually and any adjustments to such individual’s compensation will be made by the board of directors, or its designee, in its sole discretion.

2013 Annual Incentive Plan

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement toward these goals.

The annual performance-based bonus each named executive officer is eligible to receive is based on the individual’s target bonus, as a percentage of base salary, and the attainment of corporate and individual goals. The actual performance-based bonus, if any, is calculated by multiplying the executive’s annual base salary, target bonus percentage, and attainment of corporate and individual goals, as applicable.

At the end of each year, our compensation committee and Chief Executive Officer review the goals and recommend the bonus for each of the named executive officers to the board of directors. The board of directors determines bonuses. Material considerations in determining bonuses include the compensation committee and Chief Executive Officer’s review and recommendation; achievement of an executive’s corporate objectives for the year; the executive’s handling of unplanned events and opportunities; and the Chief Executive Officer’s input with respect to the performance of the company, our executives and our financial performance relative to our plan.

The corporate and individual goals are communicated to named executive officers shortly following the beginning of the year to which they relate. The corporate goals are composed of several goals that relate to our annual corporate objectives and various business accomplishments; these vary from time to time depending on our overall strategic objectives but generally relate to financial, business development and research development objectives. The individual goals are composed of factors that relate to each named executive officer’s ability to drive his own performance or his direct employee reports toward achieving the corporate goals. The proportional emphasis based on each goal may vary from time to time depending on our overall strategic objectives and the compensation committee’s subjective determination of which goals have more impact on our performance.

For 2013, Dr. Macartney and Mr. Allen had general performance goals established at the beginning of the year. Since Dr. Kiener joined us in August 2013, he did not have any established performance goals for that year. In all cases, none of the goals had any specific weighting, and the amount of each individual’s bonus was determined based on the compensation committee’s overall determination of performance. The following describes in general the bases on which Drs. Macartney and Kiener and Mr. Allen’s bonuses were determined for 2013.

In 2013, we achieved our corporate goals of assessing and reviewing the portfolio and providing strategic recommendations for product development; conducting business discussions with potential partners in established and emerging markets; finalizing the development plan and technology transfer for ARX328; achieving existing alliance milestones and maintaining positive collaboration relationships with key partners; completing two ADC partnering deals and an Asia-based deal for HER2; and ending 2013 with more than $50 million in cash. We delayed two objectives to 2014: completing an IND submission for ARX201 and completing an Asia-based deal for bi-specifics. The board of directors did not view these as material to executive bonuses given the overall performance.

The individual goals for 2013 related to our corporate goals and varied by individual. Dr. Macartney’s individual goals related most closely to the corporate goals and to (1) finalizing an agreement supporting platform and early discovery initiatives, (2) research and development progress on internal pipelines, (3) business development achievements, (4) hiring the Chief Science Officer and (5) ensuring that 80% of our 2013 tactical goals were completed. Dr. Kiener’s individual contributions related to (1) strategic hiring, including the Vice President of Chemistry Manufacturing and Controls and Vice President of Discovery and Preclinical Research, (2) completing and implementing analyses for prioritization of internal and external programs in conjunction with resource utilization and allocation, (3) driving timelines of internal programs and effective partnering and (4) business development interactions. Mr. Allen’s individual goals related to (1) creating business relationships that would enable us to evaluate enhancing technologies through material transfer agreements and by securing options for commercial rights with strategic partners, (2) supporting commercial assessment of our internal pipeline, (3) licensing efforts relating to internal products, (4) establishing and finalizing collaboration agreements for antibody drug conjugates in Asia and (5) supporting alliance management and continuing to assess potential means to expand relationships.

In December 2013, the board of directors considered the overall corporate goals, and upon the recommendation of the compensation committee, determined that we had achieved 100% of the 2013 corporate goals. Based on the compensation committee’s deliberations with respect to each named executive officer’s individual performance against his individual goals, the board of directors approved performance-based bonus amounts as identified in the 2013 Summary Compensation Table, above.

Executive Incentive Plan

Our board of directors adopted the Executive Incentive Plan, or the EIP, effective as of January 1, 2014. The purpose of the EIP is to (1) attract and retain highly qualified individuals, (2) obtain from each eligible EIP participant the best possible performance, (3) establish one or more performance goals based on objective criteria, (4) further underscore the importance of achieving business objectives for the short and long term, and (5) include in each eligible EIP participant’s compensation package an annual incentive component which is tied directly to the achievement of those objectives.

A summary of the EIP appears below. This summary is qualified in its entirety by the text of the EIP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The EIP is administered by the compensation committee or any subcommittee thereof, or the Committee, which is composed of at least two “outside directors,” as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Committee has the full power to construe and interpret the EIP, establish and amend rules and regulations for its administration, and perform all other acts relating to the EIP. Any decisions made or actions taken by the Committee shall be final, conclusive and binding.

Eligibility and Participation. Eligibility to participate in the EIP is limited to executives of the company, or the EIP Participants.

Business Criteria. The EIP allows the Committee to pay bonuses based upon the attainment of performance objectives which are established by the Committee and relate to one or more of the following business criteria with respect to the company, any of its subsidiaries, divisions, business units, segments or regions or any individual, or the Performance Goals: (1) earnings (either net or gross and either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation and (d) amortization), (2) economic value-added (as determined by the Committee), (3) sales or revenue, (4) net income (either before or after taxes), (5) cash flow (including, but not limited to, operating cash flow and free cash flow), (6) return on capital, (7) return on invested capital, (8) return on stockholders’ equity, (9) return on assets, (10) stockholder return, (11) return on sales, (12) gross or net profit margin, (13) productivity, (14) expense, (15) operating margin, (16) operating efficiency, (17) customer satisfaction, (18) working capital, (19) earnings per share, (20) price per share of common stock, (21) market share, (22) costs, (23) expenses, (24) profits, (25) gross operating profit, (26) capital deployment, (27) implementation or completion of critical projects, (28) funds from operations, (29) branding, (30) organizational or succession planning, (31) licensing or fee growth, (32) disposition or acquisition of assets, (33) cost savings, (34) regulatory body approval for commercialization of new products, (35) settlement of disputes, (36) plant closings or start-ups, or (37) sales penetration or new business awards.

Any of the foregoing Performance Goals may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

The Committee may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (1) items related to a change in accounting principle, (2) items relating to financing activities, (3) expenses for restructuring or productivity initiatives, (4) other non-operating items, (5) items related to acquisitions, (6) items attributable to the business operations of any entity acquired by the Company during the performance period, (7) items related to the disposal of a business or segment of a business, (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting principles, (9) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period, (10) any other items of significant income or expense which are determined to be appropriate adjustments, (11) items relating to unusual or extraordinary corporate transactions, events or developments, (12) items related to amortization of acquired intangible assets, (13) items that are outside the scope of the Company’s core, on-going business activities, (14) items related to acquired in-process research and development, (15) items relating to changes in tax laws, (16) items relating to major licensing or partnership arrangements, (17) items relating to asset impairment charges, (18) items relating to gains or losses for litigation, arbitration and contractual settlements, or (19) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Performance Periods. The EIP allows the Committee to select the bonus formulas and Performance Goals applicable for each performance period. Performance periods may be concurrent or consecutive.

Award Determinations. Any bonuses paid to EIP Participants under the EIP shall be based upon such bonus formula as the Committee shall determine that tie such bonuses to one or more performance objectives relating to the Performance Goals. The Committee may reduce or increase a bonus payable pursuant to the applicable bonus formula. Once a bonus formula is established based on one or more of the Performance Goals, the Committee may with the consent of the EIP Participant establish (and once established, rescind, waive or amend) additional conditions and terms of payment of awards (including but not limited to the achievement of other financial, strategic or individual goals, which may be objective or subjective) as it deems desirable in carrying out the purposes of the EIP and may take into account such other factors as it deems appropriate in administering any aspect of the EIP.

An EIP Participant does not need to be employed on the first day of a performance period. An EIP Participant must be employed on the last day of the performance period in order to be eligible for an award; provided, however, that we may provide exceptions to this requirement in the event of the EIP Participant’s death or disability, and pro rata earned bonuses may be paid to EIP Participants whose employment is terminated during a performance period.

All awards will be determined by the Committee and will be paid (1) in cash or (2) with the consent of the EIP Participant and the Committee, the equivalent value of common stock based on the fair market value of the common stock on the date the bonus is awarded, as determined by the Committee. The Committee may impose vesting or other similar conditions upon any award payments made in common stock. Awards made in common stock will be paid under the 2013 Equity Incentive Plan, or the 2013 Plan, as it may be amended from time to time, or any successor equity incentive plan thereto. Awards will be paid as soon as practicable following the end of each performance period, but in no event shall payment be made later than two and one half months following the end of the performance period.

Forfeiture and Claw-Backs. Awards paid under the EIP may be subject to the provisions of any claw-back policy implemented by our company.

Other Compensation. The EIP is not exclusive. Nothing contained in the EIP prohibits our company from granting awards or authorizing other compensation to any person under any other plan or limit the authority of our company to establish other special awards or incentive compensation plans providing for the payment of incentive compensation to employees (including those employees who are eligible to participate in the EIP).

Amendment and Termination. The Committee has the authority to amend or terminate the EIP at any time; provided, however, that except in the event of a change in control (as defined in the EIP), the Committee may not terminate the EIP during any performance period without payment of a pro rata portion of any bonus based on the period of time elapsed during the performance period and a determination of the Committee as to the satisfaction of pro rata Performance Goals for such period.

Equity Compensation

In 2013, Drs. Macartney and Kiener were granted stock options as set forth below. The stock options generally vest consistent with all other option grants: 25% on the first anniversary of the vesting commencement date with the remainder vesting in 36 equal monthly installments. Dr. Macartney’s performance-based option becomes vested and exercisable as to 50% of the option if, upon a sale or other change in control, our shareholders receive consideration between $210 million and $420 million, and as to 100% of the option if the consideration is at least $420 million.

Grants of Plan Based Awards

The following table sets forth certain information with respect to the stock options granted to our named executive officers in the 2013 fiscal year.

Named Executive Officer	Estimated Future Payouts Under Equity Incentive Plan Awards		2013 Options Granted
	Threshold	Maximum
Lawson Macartney	622,345	1,244,690	3,319,165
Peter Kiener	—	—	1,489,900
Simon Allen	—	—	—

We have adopted the 2013 Plan in order to facilitate the grant of equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2013 Plan, see “Employee Equity Incentive Plans” below.

Other Elements of Compensation

Retirement. We currently provide a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Under such plan, eligible employees may defer a portion of their compensation, within prescribed limits, on a pre-tax basis. We did not make matching contributions with respect to the contributions made by participants since inception through the end of 2013. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2013.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Lawson Macartney	2/5/2013 (1)	—	—	1,244,690	0.53	2/4/2023
	2/5/2013	—	3,319,165	—	0.53	2/4/2023
Peter Kiener	8/19/2013	—	1,489,900	—	0.72	8/18/2023
Simon Allen	3/14/2011 (1)	—	—	802,292	0.53	3/13/2021
	3/14/2011	551,575	250,717	—	0.53	3/13/2021

(1)	Dr. Macartney’s option vests as described above in “Equity Compensation.” Mr. Allen’s option vests upon a change in control, sale of strategic assets or IPO with respect to 50% of the shares underlying the option if the consideration received or the value of the shares in the IPO is between $400 million and $800 million, and with respect to 100% of the shares underlying the option if the consideration received or value of the shares in the IPO is over $800 million.

Except for the performance-based options which are footnoted above, all options vest over four years, with 25% vesting on the first anniversary of the vesting commencement date and the remainder vesting in 36 equal monthly installments.

Director Compensation

The following table sets forth information for the year ended December 31, 2013 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2013. In particular, Dr. DiMarchi received compensation for his services in transitioning duties to our new Chief Executive Officer, Dr. Macartney. Employees of our company who also serve as directors do not receive additional compensation for their performance of services as directors. Additionally, directors who serve as representatives of investors generally have not received cash compensation for their services.

Name	Total Fees Earned or Paid in Cash ($)
John D. Diekman, Ph.D.	—
Richard D. DiMarchi, Ph.D. (1)	92,000
Christopher Fuglesang, Ph.D., J.D.	—
Allan Marchington, Ph.D.	—
Peter G. Schultz, Ph.D. (2)	—
David B. Singer	—

(1)	Dr. DiMarchi resigned from our board of directors on December 31, 2013.
(2)	Dr. Schultz resigned from our board of directors on December 12, 2013.

The table below shows the aggregate number of option awards (exercisable and unexercisable) held as of December 31, 2013 by each non-employee director who was serving as of December 31, 2013.

Name	Options Outstanding at Fiscal Year End
John D. Diekman, Ph.D.	105,000
Richard D. DiMarchi, Ph.D. (1)	153,000
Christopher Fuglesang, Ph.D., J.D.	—
Allan Marchington, Ph.D.	—
Peter G. Schultz, Ph.D. (2)	1,377,292
David B. Singer	—

(1)	Dr. DiMarchi resigned from our board of directors on December 31, 2013.
(2)	Dr. Schultz resigned from our board of directors on December 12, 2013.

Historically we provided option grants to independent board members consisting of (1) an annual grant of 10,000 stock options for a non-committee chairperson and 15,000 stock options for a committee chairperson and (2) an initial grant of 33,000 stock options. In 2013, the independent board members waived their rights to the option grants.

In connection with the appointments of Mr. Greene and Dr. Gujrathi to our board in 2014, they were each granted a $20,000 yearly cash retainer (payable in quarterly installments) and an initial stock option grant of 150,000 stock options.

Following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $35,000 for each non-employee director. We will also pay an additional annual retainer of $25,000 to the chairperson of our board of directors, $15,000 to the chairperson of our audit committee, $7,500 to other non-employee directors who serve on our audit committee, $10,000 to the chairperson of our compensation committee, $5,000 to other non-employee directors who serve on our compensation committee, $7,000 to the chairperson of our nominating and corporate governance committee and $3,500 to other non-employee directors who serve on our nominating and corporate governance committee. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Following the completion of this offering, any non-employee director who is initially elected or appointed to our board of directors will be automatically granted an option to purchase 150,000 shares of our common stock on the date of his or her initial election or appointment to our board of directors, or the Initial Awards. In addition, on the date of each annual meeting of our stockholders following the completion of this offering, each non-employee director who is serving as a non-employee director on the date of such annual meeting and who will continue to serve as a non-employee director immediately following such annual meeting will be automatically granted an option to purchase 90,000 shares of our common stock on the date of such annual meeting, or the Subsequent Awards. The Initial Awards and the Subsequent Awards will have an exercise price per share equal to the fair market value of our common stock on the date of grant.

The Initial Awards granted to non-employee directors described above will vest and become exercisable in three equal annual installments on each of the first three anniversaries of the date of grant, subject to the non-employee director continuing in service on our board of directors through each such vesting date. The Subsequent Awards granted to non-employee directors described above will vest and become exercisable on the first anniversary of the date of grant, subject to the non-employee director continuing in service on our board of directors through such vesting date. All of the Initial Awards and Subsequent Awards will vest in full upon the occurrence of a Change in Control (as defined in the 2013 Plan). The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under “—Employee Equity Incentive Plans—2013 Equity Incentive Plan.”

Employee Equity Incentive Plans

2013 Equity Incentive Plan

On February 5, 2013, our board of directors adopted the 2013 Plan, which was approved by our stockholders on March 14, 2013. On May 23, 2014, our board of directors approved an amendment to the 2013 Plan, which we expect our stockholders to approve prior to the completion of this offering. A summary of the 2013 Plan appears below. This summary is qualified in its entirety by the text of the 2013 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Shares. The aggregate number of shares of our common stock which may be issued or transferred pursuant to awards under the 2013 Plan is the sum of (1) 15,447,357 shares of our common stock, (2) 7,023,401 shares of our common stock which as of March 31, 2014 were subject to outstanding options under our 2003 Stock Option Plan, or the 2003 Plan, which may become available for issuance under the 2013 Plan pursuant to its terms, and (3) an annual increase on the first day of each calendar year beginning with January 1, 2015 and ending with the last January 1 during the initial ten-year term of the 2013 Plan, equal to (a) four percent (4%) of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year or (b) such lesser number of shares of our common stock as determined by our board of directors. The 2013 Plan will also provide for an aggregate limit of 35,000,000 shares of our common stock that may be issued under the 2013 Plan pursuant to the exercise of incentive stock options over the course of its ten-year term.

If any award under the 2013 Plan or an outstanding unexercised stock option under the 2003 Plan expires or lapses or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of our common stock subject to such award being repurchased by us at or below the original issuance price), in a manner that results in any shares of our common stock covered by such award not being issued or being so reacquired by us, the unused common stock underlying such award will become available for the grant of awards under the 2013 Plan.

Shares issued pursuant to awards under the 2013 Plan that are used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant under the 2013 Plan. Shares issued under the 2013 Plan may consist in whole or in part of authorized but unissued shares, shares purchased on the open market or treasury shares.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our parent or subsidiaries, if any, are eligible to receive awards under the 2013 Plan. The 2013 Plan is administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to determine which individuals will receive awards, to grant awards and to set all terms and conditions of awards (including, but not limited to, vesting, exercise and forfeiture provisions). In addition, the plan administrator has the authority to take all actions and make all determinations contemplated by the 2013 Plan and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2013 Plan as it deems advisable. The plan administrator may correct any defect or ambiguity, supply any omission or reconcile any inconsistency in the 2013 Plan or any award in the manner and to the extent it deems necessary or appropriate to carry the 2013 Plan and any awards into effect.

Awards. The 2013 Plan provides that our plan administrator may grant or issue stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, restricted stock units, or RSUs, or other stock-based awards. Each award will be set forth in a separate award agreement with the person receiving the award and such award agreement will indicate the type, terms and conditions of the award.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than ten (10) years (or five (5) years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator and included in the applicable award agreement may apply to stock options and may include continued service, performance and/or other conditions.

•	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable and subject to repurchase unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award agreement or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine as provided in the applicable award agreement. To the extent provided by the plan administrator, a restricted stock unit grant may provide a participant with the right to receive dividend equivalents. Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the RSUs held by the participant.

•	Other Stock-Based Awards. Other stock-based awards may be granted to participants, including, without limitation, awards entitling participants to receive shares of our common stock to be delivered in the future. Such other stock-based awards will also be available as a form of payment in the settlement of other awards granted under the 2013 Plan, as stand-alone payments and/or as payment in lieu of compensation to which a participant is otherwise entitled. Stock-based awards may be paid in shares of our common stock, cash or other property, as determined by the plan administrator.

Transferability of Awards. Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards, except by will or the laws of descent and distribution, and, during the lifetime of a participant, awards may only be exercised by such participant.

Restrictions on Shares and Clawback Provisions. Shares of our common stock acquired in respect of awards are subject to such terms and conditions as the plan administrator may determine, including, without limitation, restrictions on the transferability of such shares, our right to repurchase such shares, and our right to require that such shares be transferred in the event of certain transactions, tag-along rights, bring-along rights, redemption and co-sale rights and voting requirements. Such terms and conditions may be additional to those contained in the 2013 Plan and may, as determined by the plan administrator, be contained in the applicable award agreement or in an exercise notice, stockholders’ agreement or in such other agreement as the plan administrator shall determine. All awards are subject to the provisions of any claw-back policy implemented us, including, without limitation, any clawback policy adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable award agreement.

Adjustments. In the event that the plan administrator determines that any dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or sale, transfer, exchange or other disposition of common stock or other securities, issuance of warrants or other rights to purchase our common stock or other securities, or other similar corporate transaction or event, as determined by the plan administrator, affects our common stock such that an adjustment is determined to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the 2013 Plan or with respect to any award, then the plan administrator may, in such manner as it may deem equitable, adjust any or all of:

•	the number and kind of shares, or other securities or property, with respect to which awards may be granted or awarded (including, but not limited to, adjustments of the limitations on the maximum number and kind of shares which may be issued);

•	the number and kind of shares, or other securities or property, subject to outstanding awards;

•	the grant or exercise price with respect to any award; and

•	the terms and conditions of any awards (including, without limitation, any applicable financial or other performance “targets” specified in an award agreement).

If there is any equity restructuring, the plan administrator will equitably adjust each outstanding award, which adjustments may include adjustments to the number and type of securities subject to each outstanding award and/or the exercise price or grant price thereof, if applicable, the grant of new awards to participants, and/or the making of a cash payment to participants, as may be appropriate to reflect such equity restructuring. Adjustments in the event of an equity restructuring will not be discretionary.

Corporate Transactions. In the event of any of the above mentioned transactions (including a change in control) or any unusual or nonrecurring transaction or event that affects us or our financial statements, or any change in any applicable law or accounting principle, the plan administrator, on such terms and conditions as it deems appropriate, either by the terms of an award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the participant’s request, is authorized to take any one or more of the following actions:

•	provide for the cancellation of any award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of such award or realization of the participant’s rights had such award been currently exercisable, payable and fully vested, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of such award or realization of the participant’s rights, in any case, is equal to or less than zero, then such award may be terminated without payment;

•	provide that an award will vest and, to the extent applicable, be exercisable as to all shares covered by such award;

•	provide that an award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price;

•	make adjustments in the number and type of shares, or other securities or property, subject to outstanding awards, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding awards that may be granted in the future;

•	replace an award with other rights or property selected by the plan administrator; and/or

•	provide that an award will terminate and cannot vest, be exercised or become payable after the applicable event.

Amendment, Termination. Our plan administrator has the authority to amend, suspend or terminate the 2013 Plan or any portion thereof at any time, provided that no amendment materially and adversely affects any award outstanding at the time of such amendment without the consent of the affected participant. Awards outstanding under the 2013 Plan at the time of any suspension or termination of the 2013 Plan will continue to be governed in accordance with the terms of the 2013 Plan and the applicable award agreement, as in effect prior to such suspension or termination. The board of directors must obtain stockholder approval of any amendment to the extent necessary to comply with applicable laws. If not terminated earlier by our board of directors, the 2013 Plan will terminate in February 2023.

Securities Laws and Federal Income Taxes. The 2013 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws. The 2013 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2013 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 2013 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2013 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

•	Stock Options. A 2013 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO as defined in Section 422 of the Code. The 2013 Plan permits the grant of options that are intended to qualify as ISOs as well as options that are not intended to so qualify; however, ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any. Upon exercising an option that does not qualify as an ISO when the fair market value of our stock is higher than the exercise price of the option, a 2013 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2013 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

•	Restricted Stock and RSUs. A 2013 Plan participant generally will not recognize taxable income at ordinary income tax rates, and we generally will not be entitled to a tax deduction upon the grant of RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2013 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

•	Dividend Equivalents and Stock-Based Awards. A 2013 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of dividend equivalents or stock-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

•	Section 409A of the Code. Certain types of awards under the 2013 Plan may constitute, or provide for, a deferral of compensation under Section 409A. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal income tax (and, potentially, certain interest penalties). To the extent applicable, the 2013 Plan and awards granted under the 2013 Plan will be structured and interpreted to comply with Section 409A, the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Section 409A.

2003 Stock Option Plan

On May 1, 2003, our board of directors approved the 2003 Plan. The 2003 Plan was approved by our stockholders on June 26, 2003.

As of March 31, 2014, there were 7,023,401 options outstanding under the 2003 Plan. No additional awards have been granted under the 2003 Plan after the effective date of the 2013 Plan; however, any awards that were outstanding under the 2003 Plan as of that date will continue to be subject to the terms and conditions of the 2003 Plan.

Prior to the expiration of the 2003 Plan, if an outstanding option granted under the 2003 Plan for any reason expired, terminated or was canceled or if shares of our common stock were acquired upon the exercise of an option subject to our repurchase option and were repurchased by us at the optionee’s exercise price, the shares allocable to the unexercised portion of such option or such repurchased shares became available for issuance under the 2003 Plan. See the description of the 2013 Plan above for the current treatment of such options under the 2013 Plan. Except as adjusted pursuant to the terms of the 2003 Plan, no more than 4,325,000 shares of our common stock were available for issuance pursuant to the exercise of ISOs.

Administration. The 2003 Plan is administered by the board of directors; and all questions of interpretation of the 2003 Plan or of any option granted thereunder will be determined by the board, and such determinations are final and binding upon all persons having an interest in the 2003 Plan or such option.

Eligibility and Awards. Options were granted only to employees, consultants, and directors. For purposes of the foregoing sentence, “employees,” “consultants” and “directors” included prospective employees, consultants and directors to whom options were granted in connection with written offers of an employment or other service relationship with us or our parent or subsidiaries. Eligibility under the 2003 Plan did not entitle any person to be granted an option, or, having been granted an option, to be granted an additional option.

Options are evidenced by an option agreement that specifies the number of underlying shares in such form as the board of directors may establish from time to time. The exercise price per share for an ISO cannot be less than the fair market value of a share of our common stock on the option grant date, the exercise price per share for a NSO granted to a California resident cannot be less than eighty-five percent (85%) of the fair market value of a share of our common stock on the grant date, and no option granted to a “ten percent owner optionee” (as defined in the 2003 Plan) can have an exercise price per share less than one hundred ten percent (110%) of the fair market value of a share of our common stock on the option grant date. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). In addition, no option granted to a prospective employee, consultant or director may become exercisable prior to the date on which such person commences employment or service with us or our parent or subsidiary; and, with the exception of an option granted to an officer, director or consultant, no option granted to a California resident may become exercisable at a rate less than twenty percent (20%) per year over a period of five (5) years from the effective grant date of such option, subject to the optionee’s continued employment or service.

Adjustments. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure, appropriate adjustments will be made in the number and class of shares subject to the 2003 Plan and to any outstanding options, in the number of ISOs allowed to be granted under the 2003 Plan, and in the exercise price per share of any outstanding options. If a majority of the shares that are of the same class as the shares that are subject to outstanding options are exchanged for, converted into, or otherwise become (whether or not pursuant to an ownership change event) shares of another corporation, the board of directors may unilaterally amend the outstanding options to provide that such options are exercisable for such new shares in such other corporation. In the event of any such amendment, the number of shares subject to, and the exercise price per share of, the outstanding options will be adjusted in a fair and equitable manner as determined by the board, in its discretion. Notwithstanding the foregoing, in no event may the exercise price of any option be decreased to an amount less than the par value, if any, of the stock subject to the option.

Change in Control. In the event of a change in control (as defined in the 2003 Plan), the acquiring corporation or other business entity or parent thereof, as the case may be, may, without the consent of any optionee, either assume our rights and obligations under outstanding options or substitute for outstanding options substantially equivalent options for the acquiring corporation’s stock. In the event the acquiring corporation does not assume or substitute outstanding options in connection with a change in control, the exercisability and vesting of each such outstanding option and any shares acquired upon the exercise thereof held by optionees whose employment or service has not terminated prior to such date shall be accelerated, effective as of the date ten (10) days prior to the date of the change in control, as may be set forth in the applicable option agreement. Any options that are not assumed or substituted for by the acquiring corporation nor exercised as of the date of the change in control will terminate effective as of the date of the change in control.

Transferability. During the lifetime of the optionee, an option may only be exercisable by the optionee or the optionee’s guardian or legal representative. No option can be assigned or transferred by the optionee, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the board, in its discretion, and set forth in the applicable option agreement evidencing such option, a NSO is assignable or transferable subject to the applicable limitations, if any, described in Section 260.140.41 of Title 10 of the California Code of Regulations, Rule 701 under the Securities Act, and the General Instructions to Form S-8 Registration Statement under the Securities Act.

Amendment and Termination of the 2003 Plan. The Board may terminate or amend the 2003 Plan at any time. However, subject to changes in applicable law, regulations or rules that would permit otherwise, without the approval of our stockholders, there can be (a) no increase in the maximum aggregate number of shares that may be issued under the 2003 Plan, (b) no change in the class of persons eligible to receive ISOs, and (c) no other amendment of the 2003 Plan that would require approval of our stockholders under any applicable law, regulation or rule. No termination or amendment of the 2003 Plan may affect any then outstanding option unless expressly provided by the Board. In any event, no termination or amendment of the 2003 Plan may adversely affect any then outstanding option without the consent of the optionee, unless such termination or amendment is required to enable an option designated as an ISO to qualify as an ISO or is necessary to comply with any applicable law, regulation or rule.

2014 Employee Stock Purchase Plan

On May 23, 2014, our board of directors adopted the ESPP, which we expect our stockholders to approve prior to the completion of this offering. A summary of the ESPP appears below. This summary is qualified in its entirety by the text of the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The ESPP will be administered by the compensation committee of our board of directors. The compensation committee will have the discretionary authority to administer and interpret the ESPP, including the authority to set and change the offering periods and exercise dates under the ESPP. The compensation committee may delegate administrative tasks to employees.

Shares Available Under ESPP. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is 1,590,000, plus an annual increase on the first day of each year beginning after the effective date of the ESPP and ending in 2024, equal to: (a) one percent (1%) of the shares outstanding on the last day of the immediately preceding fiscal year, or (b) such lesser number as our board of directors may determine. The maximum number of shares of our common stock which will be available for issuance under the ESPP is 10,500,000. The common stock made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligible Employees. Employees eligible to participate in the ESPP generally include employees (a) who are customarily scheduled to work at least 20 hours per week, (b) whose customary employment is more than five months in a calendar year, (c) who are not highly compensated employees (within the meaning of Section 414(q) of the Code), as determined by the plan administrator, and (d) after being granted options, would not own (or would not be deemed to own through attribution) 5% or more of the combined voting power or value of all classes of our common stock. As of March 31, 2014, the approximate number of employees who would have been eligible to participate in the ESPP was 72.

Participation. Employees will enroll in the ESPP by completing a payroll deduction authorization form permitting the deduction of such minimum amount as the plan administrator may establish, but not more than

15% from their compensation. However, in no case may a participant subscribe for more than $25,000 of the fair market value of our common stock during any calendar year. If the aggregate subscriptions exceed the number of authorized shares of our common stock available for purchase under the ESPP, they will be reduced on a pro rata basis.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount on the exercise date for each offering period. Offering periods under the ESPP are such consecutive periods as the compensation committee may establish, provided that any offering period shall not exceed six months in length.

The option purchase price will be 85% of the closing price of our common stock on the exercise date or the offering date, whichever is lower, as reported on The NASDAQ Global Market, but no less than par value.

Unless a participant has previously canceled his or her participation in the ESPP, the participant will be deemed to have exercised his or her option in full as of each exercise date. Upon exercise, the participant will purchase the number of whole shares of our common stock that his or her accumulated payroll deductions will buy at the option purchase price. No fractional shares will be purchased. Accordingly, the balance of a participant’s contributions will be carried forward to the next offering period unless the participant elects to withdraw from the ESPP. A participant may cease his or her payroll deduction authorization at any time prior to the end of the offering period.

Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale. The number of shares of our common stock available for purchase under the ESPP, as well as the option purchase price and the number of shares covered by each option under the ESPP that has not yet been exercised, shall be proportionately adjusted for adjustments made in the number of outstanding shares of our common stock or an exchange of the shares of our common stock resulting from a stock split, stock dividend, or any other subdivision.

If there is a proposal to (a) merge or consolidate us with or into another corporation, (b) sell all or substantially all of our assets, or (c) dissolve or liquidate us, then the current offering period will end on the business day immediately preceding the effective date of such event, unless each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation in accordance with Section 424 of the Code.

Amendment and Termination. Our board of directors, in its sole discretion, may amend, suspend or terminate the ESPP at any time. However, our board of directors may not amend the ESPP to either increase the maximum number of shares that may be purchased under the ESPP or to change the designation or class of employees eligible to participate in the ESPP without obtaining stockholder approval within 12 months before or after such action. Unless terminated earlier by the board of directors, the ESPP will terminate automatically in June, 2024. The ESPP will automatically terminate once all shares of our common stock available for purchase thereunder have been purchased unless stockholders approve an amendment authorizing new shares under the ESPP.

The compensation committee may, without approval of our stockholders or board of directors, set or change offering periods, limit the amount and frequency of amounts contributed to the ESPP, or alter the exercise price, but only to avoid negative financial accounting consequences.

Federal Income Tax Consequences. Generally, no federal income tax consequences will arise at the time an employee purchases common stock under the ESPP. If an employee disposes of common stock purchased under the ESPP less than one year after the common stock is purchased or within two years of the offering date, the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in the amount of the difference between the fair market value of the common stock at the time of purchase and the amount paid by the employee for the common stock. The amount of such ordinary income recognized by the employee will be added to the employee’s basis in the common stock for purposes of determining capital gain or loss upon the disposition of the common stock by the employee.

If an employee does not dispose of the common stock purchased under the ESPP until at least one year after the common stock is purchased and at least two years after the offering date, the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in an amount equal to the lesser of (a) the excess of the fair market value of the common stock on the date of disposition over the purchase price paid by the employee, or (b) the excess of the fair market value of the common stock on the offering date over the purchase price paid by the employee. The amount of such ordinary income recognized by the employee will be added to the employee’s basis in the common stock for purposes of determining capital gain or loss upon the disposition of the common stock by the employee. If an employee dies before disposing of the common stock purchased under the ESPP, he or she will be deemed to have received compensation taxable as ordinary income in the taxable year closing with the employee’s death in an amount equal to the lesser of clauses (a) or (b) as set forth in the first sentence of this paragraph. The employee will not realize any capital gain or loss at death.

We generally will not be entitled to a deduction with respect to the common stock purchased by an employee under the ESPP, unless the employee disposes of the common stock less than one year after the common stock is transferred to the employee or less than two years after the offering date.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, will limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is incorporated by reference as an exhibit to the registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2014, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 70,628,895 shares of common stock outstanding on March 31, 2014, which gives effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of March 31, 2014 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Entities affiliated with certain of our existing stockholders, directors and collaborators have indicated an interest in purchasing up to an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The information set forth below does not reflect any potential purchases by these potential investors.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Ambrx, Inc., 10975 North Torrey Pines Road, La Jolla, California 92037. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering	Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner		Prior to Offering	After Offering
5% or Greater Stockholders:
Tavistock BIO XXV, Inc.(1)	13,655,703	19.3%
303 Shirley Street, N492
Nassau, The Bahamas
Funds affiliated with Maverick Capital Ltd.(2)	12,259,751	17.4%
300 Crescent Court, 18th Floor Dallas, TX 75201
Apposite Healthcare Fund, L.P.(3)	6,742,857	9.5%
c/o Ogier Fiduciary Services (Cayman) Ltd 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007 Cayman Islands

Funds affiliated Versant Ventures(4)	5,271,692	7.5%
3000 Sand Hill Road Building 4, Suite 230 Menlo Park, CA 94025
Funds affiliated with 5AM Ventures(5)	4,885,371	6.9%
2200 Sand Hill Road, Suite 110 Menlo Park, CA 94025
Roche Finance Ltd(6)	4,378,482	6.2%
122 Grenzacherstrasse Basel, CH-4070 Switzerland
Merck BV	3,649,635	5.2%
Tupolevlaan 41-61 1119 NW Schiphol-Rijk Netherlands
Directors and Named Executive Officers:
Lawson Macartney, Ph.D., B.V.M.S.(7)	1,037,240	1.4%
Peter Kiener, D.Phil.	—	*
Simon Allen(8)	635,148	*
John D. Diekman, Ph.D.(9)	4,885,371	6.9%
Eric H. Bjerkholt	—	*
Christopher Fuglesang, Ph.D.	—	*
Barry Greene	—	*
Sheila Gujrathi, M.D.	—	*
Allan Marchington, Ph.D.(10)	6,742,857	9.5%
David B. Singer(11)	—	*
All executive officers and directors as a group (11 persons)(12)	13,693,325	18.9%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Joseph C. Lewis is a director and the sole indirect owner of, and controls, Tavistock Bio XXV, Inc.
(2)	Represents 5,463,523 shares of common stock held by Maverick Fund Private Investments, Ltd., 4,325,099 shares of common stock held by Maverick II Private Investments, Ltd. and 2,471,129 shares of common stock held by Maverick USA Private Investments, LLC. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares held by Maverick Fund Private Investments, Ltd., Maverick Fund II., Ltd. and Maverick USA Private Investments, LLC through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC who possesses sole investment discretion, including the ability to vote and dispose of the shares, pursuant to Maverick Capital Management, LLC’s regulations.
(3)	Apposite Healthcare (GP) Limited, the general partner of Apposite Healthcare Fund, L.P., has appointed Apposite Capital LLP as the manager of Apposite Healthcare Fund, L.P. Allan P. Marchington, Ph.D. is a designated member of Apposite Capital LLP and, together with F. David Porter and Stephen Adkin, the other designated members of Apposite Capital LLP, shares voting and investment power with respect to the shares held by Apposite Healthcare Fund, L.P. Each of such persons disclaims beneficial ownership of the shares held by Apposite Healthcare Fund, L.P., except to the extent of his pecuniary interest therein.
(4)

Represents 5,128,531 shares of common stock held by Versant Venture Capital II, L.P., 97,325 shares of common stock held by Versant Affiliates Fund II-A, L.P. and 45,836 shares of common stock held by Versant Side Fund II, L.P. Versant Ventures II, LLC serves as the sole general partner of Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P. Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Ph.D., Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Charles M. Warden and Barbara N. Lubash are directors and/or members of Versant Ventures II,

LLC and share voting and investment power with respect to the shares held by Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P. Each of such persons disclaims beneficial ownership of the shares held by Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P., except to the extent of his or her pecuniary interest therein.
(5)	Represents 4,278,962 shares of common stock held by 5AM Ventures LLC and 606,409 shares of common stock held by 5AM Co-Investors LLC. John D. Diekman, Ph.D. and Andrew J. Schwab are the Managing Partners of 5AM Ventures LLC and 5AM Co-Investors LLC and may be deemed to have voting and investment power with respect to the shares held by 5AM Ventures LLC and 5AM Co-Investors LLC. Each of Dr. Diekman and Mr. Schwab disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(6)	Roche Finance Ltd is a wholly owned subsidiary of Roche Holding Ltd.
(7)	Represents 1,037,240 shares of common stock that Dr. Macartney has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(8)	Represents 635,148 shares of common stock that Mr. Allen has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(9)	Represents 4,885,371 shares of common stock held by funds affiliated with 5AM Ventures. Dr. Diekman is a Managing Partner at 5AM Ventures and shares voting and investment power with respect to the shares held by 5AM Ventures. Dr. Diekman disclaims beneficial ownership of the shares held by 5AM Ventures, except to the extent of his pecuniary interest therein.
(10)	Represents 6,742,857 shares of common stock held by Apposite Healthcare Fund, L.P. Apposite Healthcare (GP) Limited, the general partner of Apposite Healthcare Fund, L.P., has appointed Apposite Capital LLP as the manager of Apposite Healthcare Fund, L.P. Dr. Marchington is a designated member of Apposite Capital LLP and, together with F. David Porter and Stephen Adkin, the other designated members of Apposite Capital LLP, shares voting and investment power with respect to the shares held by Apposite Healthcare Fund, L.P. Each of such persons disclaims beneficial ownership of the shares held by Apposite Healthcare Fund, L.P., except to the extent of his pecuniary interest therein.
(11)	Mr. Singer is a Managing Director at MCL California, Inc., an affiliate of Maverick Capital Ltd., which is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares held by Maverick Fund Private Investments, Ltd., Maverick Fund II., Ltd. and Maverick USA Private Investments, LLC through the investment discretion it exercises over these accounts. While Maverick Capital Ltd. may be deemed to have investment discretion over the shares held by Maverick Fund Private Investments, Ltd., Maverick Fund II., Ltd. and Maverick USA Private Investments, LLC, in each case as reflected in note 2 above, Mr. Singer does not have voting and investment power with respect to these shares.
(12)	Includes 1,989,264 shares that all executive officers and directors as a group have the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, key employees or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Investor Rights

We have entered into purchase agreements, a registration rights agreement and a right of first refusal and co-sale agreement with purchasers of our preferred stock. These agreements provide for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock, a right of first refusal to purchase future securities sold by us and certain additional covenants made by us. Except for the registration rights, all rights under these agreements will terminate upon completion of this offering. The registration rights will continue following this offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold in a 90-day period in compliance with Rule 144 of the Securities Act, or, in the case of our merger, reverse merger, consolidation, reorganization, liquidation, dissolution, or winding up. All holders of our preferred stock are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

Pursuant to a voting agreement originally entered into in August 2003 and most recently amended in March 2009 by and among us and certain of our stockholders, the following directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Drs. Diekman, Fuglesang and Marchington and Mr. Singer.

The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Executive and Director Compensation—Board Composition and Election of Directors.”

Employment Agreements

Employment Agreement with John W. Wallen III, Ph.D., J.D.

On February 1, 2004, we entered into an executive employment agreement with John W. Wallen III, Ph.D., J.D., our Vice President, Intellectual Property, setting forth the terms of his employment. The agreement was amended on December 22, 2008 and February 1, 2014. Pursuant to the agreement, as amended, Dr. Wallen is an “at-will” employee; accordingly, his agreement may be terminated at any time, with or without cause or advance notice, by us or Dr. Wallen. Dr. Wallen is entitled to a base salary of $264,080, less required deductions, and is eligible to receive a retention bonus of $65,000 on June 30, 2015, provided that his employment is not terminated prior to that date. As of February 1, 2014, Dr. Wallen is expected to dedicate 80% of his regular work time to us, and his bonus and vacation accrual are prorated at 80% of the regular award or accrual. Dr. Wallen is permitted to engage in outside business activities, subject to certain limitations and disclosure obligations to us.

If Dr. Wallen’s employment is terminated (1) by us without “cause” (as defined in the agreement) or (2) by Dr. Wallen for “good reason” (as defined in the agreement), in either case Dr. Wallen shall be entitled to receive a severance benefit in an amount equal to 12 months base salary, acceleration of vesting with respect to 25% of his unvested options and restricted shares then outstanding and the amount he would be required to pay for COBRA continuation coverage, at the same cost he would have paid had he been an active employee. Such severance amounts will be paid in 12 equal installments, at a rate equal to his monthly base salary immediately prior to the separation from service, and subject to Dr. Wallen’s signing of a standard mutual release of claims. If Dr. Wallen’s employment is terminated following a “change of control” involving a “major company” (each as defined in the agreement) (1) by us without cause or (2) by Dr. Wallen for good reason, in either case the severance benefits described above shall be payable to Dr. Wallen in a lump sum, with acceleration of vesting with respect to 100% of his unvested options and restricted stock then outstanding. Dr. Wallen is subject to a one year post-termination non-solicitation covenant.

Employment Agreements with Executive Officers

We have entered into employment agreements with Lawson Macartney, Ph.D., B.V.M.S., our President and Chief Executive Officer, Peter Kiener, D.Phil., our Chief Science Officer, and Simon Allen, our Chief Business Officer. For descriptions of such agreements, see “Executive and Director Compensation—Narrative Disclosure to Compensation Tables—Employment Agreements.”

Severance and Change of Control Agreements

Severance and Change in Control Agreement with Crispina Calsada

On July 3, 2007, we entered into a severance and change in control agreement with Crispina Calsada, our Vice President of Finance, which was amended on December 22, 2008. Ms. Calsada’s employment is “at-will;” accordingly, her agreement, as amended, may be terminated at any time, with or without advance notice, by us or Ms. Calsada. Pursuant to the agreement, Ms. Calsada is entitled to receive benefits upon her separation from service.

If Ms. Calsada’s employment is terminated (1) by us without “cause” (as defined in the agreement) or (2) by Ms. Calsada for “good reason” (as defined in the agreement), in either case Ms. Calsada shall be entitled to receive her earned but unpaid base salary through the date of her termination and all other amounts to which she is entitled under any compensation plan or practice at the time of termination and a severance benefit equal to 12 months base salary payable in a lump sum, acceleration of vesting with respect to 25% of her unvested options and restricted shares then outstanding and 12 months of COBRA continuation coverage payable in a lump sum at the same cost she would have paid had she been an active employee. Such severance amounts shall be subject to Ms. Calsada’s signing of a general release of claims. If Ms. Calsada’s employment is terminated within three months prior to a “change in control” (as defined in the agreement), or 12 months following a change in control, the severance benefits described above shall be payable to her, along with an additional lump sum cash payment of $10,000 for executive-level outplacement services, and acceleration of vesting with respect to 100% of her unvested options and restricted stock then outstanding. If Ms. Calsada’s employment is terminated for any reason other than as described above, she is entitled to only receive her earned but unpaid base salary through the date of her termination and all other amounts to which she is entitled under any compensation plan or practice at the time of termination, including any continuation of benefits required by COBRA. Ms. Calsada is subject to a one year post-termination non-interference and non-solicitation covenant.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the completion of this offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Management—Limitations of Liability and Indemnification Matters.”

Consulting Agreements

Consulting Agreement with Richard DiMarchi, Ph.D.

During 2011, 2012 and 2013, we had a scientific consulting agreement with Richard DiMarchi, Ph.D., pursuant to which he was paid $65,000 in 2011, $192,000 in 2012 and $92,000 in 2013. Dr. DiMarchi was a member of our board of directors until December 2013.

Participation in This Offering

Entities affiliated with certain of our existing stockholders, directors and collaborators have indicated an interest in purchasing up to an aggregate of approximately $        million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors. For further information, see “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

General

Following the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, the registration rights agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which the prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

As of March 31, 2014, there were 70,628,895 shares of our common stock outstanding and held of record by 150 stockholders, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 61,428,152 shares of common stock, which we expect to occur automatically immediately prior to the completion of this offering. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon completion of this offering, all of our previously outstanding shares of convertible preferred will have been converted into common stock, there will be no authorized shares of our previously convertible preferred stock and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2014, options to purchase 14,563,256 shares of our common stock were outstanding under the 2003 Plan and 2013 Plan, of which 5,837,917 were vested and exercisable as of that date.

Registration Rights

As of March 31, 2014, holders of 61,428,152 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to a registration rights agreement by and among us and certain of our stockholders, subject to the 180-day lock-up agreements described in the “Shares Eligible for Future Sale—Lock-Up Agreements” section of this prospectus. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If the holders of at least 50% of the registrable securities request in writing that we effect a registration with respect to shares in an offering with an anticipated aggregate offering price of at least $5.0 million, we may be required to register their shares. We are obligated to effect at most two registrations for the holders of registrable securities in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become eligible under the Securities Act to register our shares on Form S-3, a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3 and the reasonably anticipated price to the public of the offering is $1.5 million or more, we will be required to effect such registration, subject to specified exceptions, conditions and limitations.

Expenses

Ordinarily, other than stock transfer taxes and all discounts, commissions or other amounts payable to underwriters or brokers, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all qualification fees, printers’ and accounting fees, fees and disbursements of our counsel and the reasonable fees and disbursements of a counsel for the selling holders of registrable securities.

Termination of Registration Rights

The registration rights terminate upon the earlier of five years after the effective date of the registration statement of which this prospectus is a part, or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in a 90-day period in compliance with Rule 144 of the Securities Act, or, in the case of our merger, reverse merger, consolidation, reorganization, liquidation, dissolution, or winding up.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “AMBX.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2014 and assuming (1) the issuance of              shares in this offering, (2) the conversion of all outstanding shares of our convertible preferred stock into 61,428,152 shares of our common stock, which will automatically occur immediately prior to the completion of the offering, (3) no exercise of the underwriters’ option to purchase additional shares of common stock, and (4) no exercise of outstanding options, we will have outstanding an aggregate of approximately              shares of common stock.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

In addition, of the 14,563,256 shares of our common stock that were subject to stock options outstanding as of March 31, 2014, options to purchase 5,837,917 of such shares of common stock were vested as of such date and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock have agreed that we and they will not, subject to limited exceptions that are described in more detail in the section in this prospectus entitled “Underwriting,” during the period ending 180 days after the date of this prospectus:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act with respect to any shares of our common stock or other securities convertible into, or exchangeable or exercisable for, shares of our common stock;

•	otherwise dispose of any shares of our common stock or options to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock, currently or hereafter owned either of record or beneficially; or

•	publicly announce an intention to do any of the foregoing.

Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and The NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Based on the number of shares of our convertible preferred stock outstanding as of March 31, 2014 and assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 61,428,152 shares of our common stock immediately prior to the completion of the offering, the holders of 61,428,152 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s tax basis in its common stock, but not below zero. Any excess will be treated as capital gain from a sale or other taxable disposition as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the applicable withholding agent with the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the Non-U.S. Holder is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC
Canaccord Genuity Inc.
Needham & Company, LLC
Roth Capital Partners, LLC
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Entities affiliated with certain of our existing stockholders, directors and collaborators have indicated an interest in purchasing up to an aggregate of approximately $        million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2014.

Option to Purchase Additional Shares

We have granted a 30-day option to the underwriters to purchase up to a total of          additional shares of our common stock from us, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the option to purchase additional shares.

Lock-Up Agreements

We and the holders (including all of our directors and executive officers) of substantially all of the shares of our common stock outstanding prior to this offering have agreed that, without the prior written consent of each of Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, we and they will not directly or indirectly:

•	offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

•	enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus. However, in the case of our officers, directors and stockholders, these lock-up restrictions will not apply to:

•	bona fide gifts made by the holder;

•	the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards;

•	transfers of shares of common stock or any security convertible into or exercisable for common stock to an immediate family member, an immediate family member of a spouse or domestic partner or a trust for the benefit of the undersigned, a spouse or domestic partner or an immediate family member;

•	transfers of shares of common stock or any security convertible into or exercisable for common stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the holder, a spouse or domestic partner and/or one or more family members of the holder or the holder’s spouse or domestic partner in a transaction not involving a disposition for value;

•	transfers of shares of common stock or any security convertible into or exercisable for common stock upon death by will or intestate succession;

•	the exercise of any option, warrant or other right to acquire shares of common stock, the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units, or the conversion of any convertible security into our securities;

•	securities transferred to one or more affiliates of the holder and distributions of securities to current or former partners, members or equityholders of the holder in a transaction not in exchange for new consideration;

•	transfers of shares of common stock or any security convertible into or exercisable for common stock to any business entity that is managed and governed by the same management company as the holder or any business entity that is controlled, managed or advised by the same manager or advisor in a transaction not in exchange for new consideration;

•	transactions relating to securities acquired in open market transactions after the date of this prospectus;

•	the entry into a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of shares of common stock during the 180-day restricted period and the entry into such plan is not publicly announced or disclosed, including in any filing under the Exchange Act;

•	transfers of shares of common stock or any security convertible into or exercisable for common stock solely by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; or

•	any shares purchased by the holder in this offering.

Except for transfers related to securities acquired on the open market or in this offering or to the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards or pursuant to a trading plan, as described above, any transferee under the excepted transfers above must agree in writing, prior to the transfer, to be bound by the lock-up agreements.

Additionally, in our case, the lock-up restrictions will not apply to:

•	shares sold in this offering;

•	equity based awards granted pursuant to our equity incentive plans referred to in this prospectus, including any amendments to those plans, and shares of common stock issued upon the exercise of any equity based awards;

•	shares of common stock issued upon the conversion of outstanding securities described in this prospectus;

•	shares of common stock, or any securities convertible into common stock, in connection with future collaborations, strategic partnerships or joint ventures, as long as (x) the aggregate number of shares of common stock issued or issuable does not exceed 5% of the number of shares outstanding immediately following this offering and (y) each recipient agrees to be bound by the terms of the lock-up agreements referred to above for the remainder of the lock-up term;

•	the filing of a registration statement on Form S-8 relating to the registration of shares issuable pursuant to our equity incentive plans; or

•	shares of common stock issued in satisfaction of the accumulated dividend on our outstanding convertible preferred stock.

Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, as representatives of the several underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects, including our past and present financial performance and our prospects for future earnings;

•	the history and prospects of companies in our industry;

•	prior offerings of those companies;

•	our capital structure;

•	an assessment of our management and their experience;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as we deem relevant.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $          per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $         per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters.

Our common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $         million. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $            , incurred in connection with this offering as set forth in the underwriting agreement.

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “AMBX.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. Naked short sales are any short sales in excess of such option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the “act”) of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of the Netherlands

The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively “qualified investors” (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the

Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person, which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Notice to Residents of the People’s Republic of China

This prospectus may not be circulated or distributed in China and the common stock may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Residents of Taiwan

The common stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the common stock in Taiwan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Goodwin Procter LLP, New York, New York, has acted as counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.ambrx.com, at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Ambrx, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Ambrx, Inc.

We have audited the accompanying balance sheets of Ambrx, Inc. as of December 31, 2012 and 2013, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ambrx, Inc. at December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California
March 28, 2014

Ambrx, Inc.

Balance Sheets

(in thousands, except share and per share data)

	December 31,		March 31, 2014	Pro Forma March 31, 2014
	2012	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,125	$71,843	$61,555
Accounts receivable	157	532	609
Prepaid expenses and other current assets	215	1,338	1,490

Total current assets	68,497	73,713	63,654
Property and equipment, net	2,713	3,422	4,308
Deposits	319	319	319
Other non-current assets	—	129	1,737

Total assets	$71,529	$77,583	$70,018

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$413	$1,447	$3,101
Accrued expenses	1,251	3,777	3,584
Current portion of deferred revenue	7,870	16,813	15,719
Current portion of deferred rent	189	214	224

Total current liabilities	9,723	22,251	22,628
Deferred revenue, net of current portion	12,698	22,843	19,971
Deferred rent, net of current portion	950	858	796
Commitments and contingencies
Convertible preferred stock, $0.001 par value; 63,923,189 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited); 61,428,152 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); liquidation preference of $105,953 at December 31, 2012 and 2013 and March 31, 2014 (unaudited); no shares issued and outstanding, pro forma (unaudited)	102,503	102,503	102,503	$—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 85,000,000 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited); 9,242,610 shares, 9,283,239 shares and 9,500,743 shares issued at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; 8,942,610 shares, and 8,983,239 shares and 9,200,743 shares outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; 70,928,895 shares issued and 70,628,895 shares outstanding, pro forma (unaudited)	9	9	10	71
Additional paid-in capital	3,506	4,023	4,395	106,837
Accumulated deficit	(57,644)	(74,688)	(80,069)	(80,069)
Less cost of treasury stock; 300,000 shares at December 31, 2012 and 2013 and March 31, 2014 (unaudited)	(216)	(216)	(216)	(216)

Total stockholders’ equity (deficit)	(54,345)	(70,872)	(75,880)	$26,623

Total liabilities and stockholders’ equity (deficit)	$71,529	$77,583	$70,018

See accompanying notes.

Ambrx, Inc.

Statements of Operations

(in thousands, except share and per share data)

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)

Collaboration revenues	$44,461	$17,034	$2,432	$5,032

Operating expenses:
Research and development	16,262	27,540	3,661	8,509
General and administrative	5,735	6,853	1,509	1,944

Total operating expenses	21,997	34,393	5,170	10,453

Income (loss) from operations	22,464	(17,359)	(2,738)	(5,421)
Other income (expense):
Investment income	191	273	64	62
Gain on investments	136	155	155	—
Other	16	(60)	3	(22)

Total other income (expense)	343	368	222	40

Income (loss) before income taxes	22,807	(16,991)	(2,516)	(5,381)
Provision for income taxes	242	53	—	—

Net income (loss)	$22,565	$(17,044)	$(2,516)	$(5,381)

Net income (loss) per share attributable to common stockholders:
Basic	$0.20	$(1.90)	$(0.28)	$(0.60)

Diluted	$0.19	$(1.90)	$(0.28)	$(0.60)

Shares used to compute net income (loss) per share attributable to common stockholders:
Basic	8,870,946	8,970,927	8,959,804	9,017,233

Diluted	9,587,848	8,970,927	8,959,804	9,017,233

Pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)		$(0.24)		$(0.08)

Shares used to compute pro forma net income (loss) per share attributable to common stockholders, basic and diluted (unaudited)		70,399,079		70,445,385

See accompanying notes.

Ambrx, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock		Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount			Shares	Amount

Balance as of December 31, 2011	61,428,152	$102,503	9,117,224	$9	$3,206	$(80,209)	(300,000)	$(216)	$(77,210)
Issuance of common stock – options exercised	—	—	125,386	—	42	—	—	—	42
Stock-based compensation	—	—	—	—	258	—	—	—	258
Net income	—	—	—	—	—	22,565	—	—	22,565

Balance as of December 31, 2012	61,428,152	102,503	9,242,610	9	3,506	(57,644)	(300,000)	(216)	(54,345)
Issuance of common stock – options exercised	—	—	40,629	—	9	—	—	—	9
Stock-based compensation	—	—	—	—	508	—	—	—	508
Net loss	—	—	—	—	—	(17,044)	—	—	(17,044)

Balance as of December 31, 2013	61,428,152	102,503	9,283,239	9	4,023	(74,688)	(300,000)	(216)	(70,872)
Issuance of common stock – options exercised (unaudited)	—	—	217,504	1	119	—	—	—	120
Stock-based compensation (unaudited)	—	—	—	—	253	—	—	—	253
Net loss (unaudited)	—	—	—	—	—	(5,381)	—	—	(5,381)

Balance as of March 31, 2014 (unaudited)	61,428,152	$102,503	9,500,743	$10	$4,395	$(80,069)	(300,000)	$(216)	$(75,880)

See accompanying notes.

Ambrx, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Operating activities
Net income (loss)	$22,565	$(17,044)	$(2,516)	$(5,381)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	984	928	133	279
Gain on disposal of assets	(16)	(5)	(9)	(4)
Stock-based compensation expense	258	508	93	253
Gain on investments	(136)	(155)	(155)	—
Deferred revenue	(14,573)	19,088	(1,157)	(3,966)
Deferred rent	(218)	(67)	66	(52)
Changes in operating assets and liabilities:
Accounts receivable	823	(375)	(732)	(77)
Prepaid expenses and other assets	62	(1,123)	(263)	(152)
Accounts payable	(17)	762	207	909
Accrued expenses	(1,804)	2,491	204	(983)

Net cash provided by (used in) operating activities	7,928	5,008	(4,129)	(9,174)
Investing activities
Purchases of property and equipment	(974)	(1,364)	(196)	(450)
Purchases of investments	—	(498)	(498)	—
Sales of investments	136	653	653	—
Proceeds from sales of property and equipment	36	20	20	—

Net cash used in investing activities	(802)	(1,189)	(21)	(450)
Financing activities
Proceeds from exercise of stock options	42	9	3	120
Costs paid in connection with initial public offering	—	(110)	—	(784)

Net cash provided by (used in) financing activities	42	(101)	3	(664)

Increase (decrease) in cash and cash equivalents	7,168	3,718	(4,147)	(10,288)
Cash and cash equivalents, beginning of period	60,957	68,125	68,125	71,843

Cash and cash equivalents, end of period	$68,125	$71,843	$63,978	$61,555

Supplemental disclosures of cash flow information
Cash paid for income taxes	$376	$95	$95	$75

Supplemental disclosure of noncash investing and financing activities
Property and equipment additions included in accounts payable and accrued expenses	$32	$270	$244	$981

See accompanying notes.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Ambrx, Inc. (the Company) was incorporated in the State of Delaware in January 2003 and has its principal operations in La Jolla, California. The Company is a clinical stage biotechnology company focused on discovering and developing first-in-class and best-in-class optimized protein therapeutics known as bio-conjugates. The Company’s proprietary technology platforms enable it to attach pharmaceutically active molecules to specific sites within proteins, a process known as site-specific conjugation, and to design biologics with precision that is similar to that used to design modern small molecule drugs, which the Company refers to as protein medicinal chemistry.

Use of Estimates

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of the Company’s financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to revenue recognition and the fair value of stock-based compensation. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2014, the statements of operations and cash flows for the three months ended March 31, 2013 and 2014, the statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2014 and its results of operations and its cash flows for the three months ended March 31, 2013 and 2014. The results for the three months ended March 31, 2014 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of March 31, 2014 assumes the conversion of all outstanding shares of convertible preferred stock into 61,428,152 shares of the Company’s common stock, resulting in the reclassification of the carrying value of the preferred stock to stockholders’ equity upon the completion of the initial public offering (IPO) contemplated by this prospectus. Shares of common stock issued in such IPO and any related net proceeds are excluded from the pro forma information.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

Cash and Cash Equivalents

Cash and cash equivalents include cash readily available in checking, savings and money market accounts. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash, cash equivalents and accounts receivable. The Company has established guidelines regarding diversification of investments and their maturities, which are designed to maintain principal and maximize liquidity.

The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Accounts receivable are typically unsecured and are concentrated in the pharmaceutical industry. Accordingly, the Company may be exposed to credit risk generally associated with pharmaceutical companies or specific to the Company’s collaboration agreements. To date, the Company has not experienced any losses related to its receivables. As of December 31, 2012, 97% of receivables were due from Eli Lilly and Company (Eli Lilly) and as of December 31, 2013, 92% of receivables were due from Bristol-Myers Squibb Company (BMS). As of March 31, 2014, 72% and 23%, respectively, of receivables were due from Eli Lilly and Agensys, Inc. (Agensys).

The Company’s revenues are derived from its various collaboration and license agreements. Customers representing greater than 10% of total revenues are as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014

Merck Sharp & Dohme Corp.	*	32%	51%	35%
Eli Lilly and Company	*	27%	39%	19%
BMS	73%	22%	10%	24%
Agensys, Inc.	—	16%	—	19%
Merck Serono International S.A.	11%	—	—	—

*	Represents less than 10% of the revenues for the respective period.

Accounts Receivable

Accounts receivable are recorded net of allowances for doubtful accounts. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns and individual customer circumstances. The allowance for doubtful accounts was $0 as of December 31, 2012 and 2013 and March 31, 2014. Additionally, no charges were recorded for bad debt for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the related asset. Repairs and maintenance costs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value for the Company’s long-lived assets is determined using the expected cash flows discounted at a rate commensurate with the risk involved. The Company has not recognized any impairment losses through March 31, 2014.

Other Non-Current Assets

Other assets consist of the Company’s deferred IPO costs. These costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through a public sale of its common stock. Future costs will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO or delays such plan for more than 90 days, any costs deferred will be expensed immediately.

Deferred Rent and Lease Incentives

Rent expense is recognized using the straight-line method over the lease term, which includes the period of time from when the Company takes possession of the leased space until leasehold improvements are completed and the space is occupied. The difference between rent expense and amounts paid under the lease agreement is deferred in the accompanying balance sheets. Tenant improvement allowances and other lease incentives are recorded as liabilities and are amortized on the straight-line basis over the lease term as reductions to rent expense.

Revenue Recognition

The Company’s revenues are derived from its collaboration and license agreements. The Company recognizes revenues when all four of the following criteria are met: (1) there is persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured.

The Company’s collaboration and license agreements contain multiple deliverables, including technology licenses or options to obtain technology licenses, manufacturing licenses and research and development services. The Company’s collaborations may provide for various types of payments including upfront payments, funding

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

of research and development, milestone payments, and royalties on net product sales. The Company evaluates the deliverables in its collaboration agreements to determine whether they meet the criteria to be accounted for as separate units of accounting or whether they should be combined with other deliverables and accounted for as a single unit of accounting. When the delivered items in an arrangement have “stand-alone value” to the customer, the Company accounts for the deliverables as separate units of accounting and the Company allocates the consideration to each unit of accounting based on the relative selling price of each deliverable. Delivered items have stand-alone value if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis. The Company uses the following hierarchy of values to estimate the selling price of each deliverable: (1) vendor-specific objective evidence of fair value; (2) third-party evidence of selling price; and (3) best estimate of selling price, or BESP. The BESP reflects the Company’s best estimate of what the selling price would be if the Company regularly sold the deliverable on a stand-alone basis. The Company recognizes the revenue allocated to each unit of accounting as it delivers the related goods or services. If the Company determines that it should treat certain deliverables as a single unit of accounting, then it recognizes the revenue over its estimated period of performance.

From time to time, the Company may enter into separate agreements at or near the same time with the same customer. The Company evaluates such agreements to determine whether they should be accounted for individually as distinct arrangements or whether the separate agreements are, in substance, a single multiple element arrangement. The Company evaluates whether the negotiations are conducted jointly as part of a single negotiation, whether the deliverables are interrelated or interdependent, whether fees in one arrangement are tied to performance in another arrangement, and whether elements in one arrangement are essential to another arrangement. The Company’s evaluation involves significant judgment to determine whether a group of agreements might be so closely related that they are, in effect, part of a single arrangement. For example, the Company entered into three collaboration agreements with BMS, of which two were entered into in September 2011 and the third in May 2013. The Company has evaluated all three of the BMS agreements to determine whether it should account for them as separate agreements. Although negotiated at the same time, the Company determined that each of the deliverables under the 2011 agreements had stand-alone value (see Note 7). Each agreement focuses on different targets, there are no interrelated or interdependent deliverables, there are no provisions in any of these agreements that are essential to the other agreement, and the payment terms and fees under each agreement are independent of each other. The research and development services provided by the Company started and are expected to conclude at the same time. In addition, the Company determined that the 2013 agreement should be accounted for separately from the 2011 agreements because negotiations were conducted independently of one another, each agreement focuses on different targets, there are no interrelated or interdependent deliverables, there are no provisions in any of these agreements that are essential to the other agreement, and the payment terms and fees under each agreement are independent of each other.

Milestones

The Company uses the milestone method of accounting and revenue is recognized when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved and the payment is non-refundable, provided that the milestone event is substantive. A milestone event is defined as an event (1) that can only be achieved based in whole or in part on either the Company’s performance or on the occurrence of a specific outcome resulting from the Company’s performance; (2) for which there is substantive uncertainty at the inception of the arrangement that the event will be achieved; and (3) that would result in additional payments being due to the Company. Events for which the occurrence is either contingent solely upon the passage of time or the result of a counterparty’s performance are not considered

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

to be milestone events. A milestone event is substantive if all of the following conditions are met: (1) the consideration is commensurate with either the Company’s performance to achieve the milestone, or the enhancement of the value to the delivered item(s) as a result of a specific outcome resulting from the Company’s performance to achieve the milestone; (2) the consideration relates solely to past performance; and (3) the consideration is reasonable relative to all the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

The Company assesses whether a milestone is substantive at the inception of each arrangement. If a milestone is deemed non-substantive, the Company will account for that milestone payment in accordance with the multiple element arrangements guidance and recognize it consistent with the related units of accounting for the arrangement over the related performance period.

Research and Development Expenses

The Company’s research and development costs consist primarily of salaries, payroll taxes, employee benefits, and stock-based compensation charges for those individuals involved in ongoing research and development efforts; as well as fees paid to consultants, license fees paid to third parties for use of their intellectual property, laboratory supplies, costs to third parties to perform research and development, costs to perform animal studies, costs to conduct clinical trials and develop drug materials, associated overhead expenses, and facilities and depreciation costs. Research and development costs, including third-party costs reimbursed by collaborators as part of the Company’s collaboration agreements, are charged to expense as incurred. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. For stock option grants with performance-based milestones, the expense is recorded over the remaining service period after the point when the achievement of the milestone is probable or the performance condition has been achieved. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model.

The Company accounts for stock options granted to non-employees using the fair value approach. These option grants are subject to periodic revaluation over their vesting terms.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

In July 2013, the Financial Accounting Standards Board (FASB) issued guidance that requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, unless an exception applies. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. The Company early adopted this guidance for the year ended December 31, 2013, which is reflected in the financial statements as of and for the year ended December 31, 2013. There was no material impact on the financial statements upon adoption.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. There have been no items qualifying as other comprehensive income (loss) and, therefore, for all periods presented, the Company’s comprehensive income (loss) was the same as its reported net income (loss).

Net Income (Loss) Per Share Attributable to Common Stockholders

The Company follows the authoritative guidance which establishes standards regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of a company. The guidance requires earnings available to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. The Company has a participating security since, after satisfaction of any annual noncumulative preferred stock dividend, the Company’s preferred stockholders would participate in any common stock dividends on as-if-converted to common stock basis. Basic net income (loss) per share is then calculated by

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

dividing income allocable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of shares of common stock outstanding during the period. The guidance does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the following net income (loss) per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income (loss) per share under the as-if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income (loss) per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income (loss) per share under the two-class method.

The following table summarizes the net income (loss) per share (in thousands, except share and per share data):

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Numerator
Net income (loss)	$22,565	$(17,044)	$(2,516)	$(5,381)
Net income allocable to preferred stockholders	(20,787)	—	—	—

Net income (loss) attributable to common stockholders	$1,778	$(17,044)	$(2,516)	$(5,381)

Denominator
Weighted-average common shares outstanding, basic	8,870,946	8,970,927	8,959,804	9,017,233
Common equivalent shares from options to purchase common stock	716,902	—	—	—

Weighted-average shares outstanding, diluted	9,587,848	8,970,927	8,959,804	9,017,233

Net income (loss) per share attributable to common stockholders:
Basic	$0.20	$(1.90)	$(0.28)	$(0.60)

Diluted	$0.19	$(1.90)	$(0.28)	$(0.60)

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows (in weighted-average common stock equivalent shares):

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014

Convertible preferred stock	61,428,152	61,428,152	61,428,152	61,428,152
Common stock options	4,165,859	12,335,630	10,332,251	14,201,506

	65,594,011	73,763,782	71,760,403	75,629,658

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the unaudited pro forma net loss per share (in thousands, except share and per share data):

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Numerator
Net loss attributable to common stockholders	$(17,044)	$(5,381)

Denominator
Weighted-average common shares outstanding, basic and diluted	8,970,927	9,017,233
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	61,428,152	61,428,152

Pro forma weighted-average shares outstanding, basic and diluted	70,399,079	70,445,385

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.24)	$(0.08)

2. Fair Value Measurements

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments generally approximates fair value due to their short-term nature.

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2012 and 2013 and March 31, 2014, cash and cash equivalents consisted primarily of bank deposits with third-party financial institutions and highly liquid money market securities with original maturities at date of purchase of 90 days or less and are stated at cost which approximate fair value and are classified within the Level 1 designation discussed above.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

As of December 31, 2012 and 2013 and March 31, 2014, the Company had no assets or liabilities that were measured at fair value on a recurring basis.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013

Leasehold improvements	$6,634	$6,903	$6,906
Laboratory and office equipment	7,353	8,644	9,791
Furniture and fixtures	587	618	618
Computer equipment	784	845	849
Construction in process	72	—	—

	15,430	17,010	18,164
Accumulated depreciation and amortization	(12,717)	(13,588)	(13,856)

	$2,713	$3,422	$4,308

Depreciation and amortization expenses were $1.0 million, $0.9 million, $0.1 million and $0.3 million, respectively, for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014.

4. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013
Accrued compensation	$625	$2,276	$1,070
Accrued research and development costs	75	617	660
Accrued income taxes	100	58	—
Accrued other liabilities	451	826	1,854

	$1,251	$3,777	$3,584

5. Commitments and Contingencies

Operating Leases

The Company leases its office and laboratory space under a noncancelable operating lease that expires on November 30, 2017. Rent expense totaled $1.2 million, $1.1 million, $0.3 million and $0.3 million, respectively, for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

The future minimum annual commitments under the noncancelable operating lease agreement are as follows (in thousands):

Operating Lease
Years ending December 31:
2014	$1,345
2015	1,385
2016	1,426
2017	1,344

$5,500

6. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The authorized, issued and outstanding shares of convertible preferred stock by series as of December 31, 2012 and 2013 and March 31, 2014 are as follows (in thousands, except share amounts):

	Shares Authorized	Shares Outstanding	Liquidation Preference	Carrying Value

Series A	23,970,265	23,970,265	$35,955	$35,844
Series B	2,380,952	2,380,952	5,000	4,960
Series C	31,428,571	31,427,300	54,998	55,046
Series D-1	3,649,635	3,649,635	10,000	6,653
Series D-2	2,493,766	—	—	—

	63,923,189	61,428,152	$105,953	$102,503

Liquidation

In the event of (1) any merger, reverse merger, consolidation or reorganization resulting in the stockholders not owning at least 50% of the voting power of the surviving entity; (2) any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary; (3) a transfer of more than 50% of the voting power of the Company (other than issuances, the primary purpose of which is to raise capital); or (4) a sale, conveyance, lease, transfer or other disposition of or grant of an exclusive license to all or substantially all of the Company’s assets, before any distribution or payment shall be made to the holders of Series A preferred stock, Series B preferred stock, Series D-1 preferred stock or common stock, each holder of Series C preferred stock shall be paid out of the assets of the Company legally available for distribution to stockholders, or the consideration received in such transaction, an amount per share of Series C preferred stock equal to the original Series C issue price of $1.75 plus all accrued or declared but unpaid dividends, if any, as adjusted for any recapitalization event with respect to such shares after the date such shares of Series C preferred stock are first issued, for each share of Series C preferred stock held by such holder (the Initial Series C Preference). In the event of liquidation, if insufficient consideration is available to make payment in full of the Initial Series C Preference to all holders of Series C preferred stock, then such consideration shall be paid to the holders of Series C preferred stockholders ratably in proportion to the full amount which they would otherwise be respectively entitled.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

After the holders of Series C preferred stock have received the Initial Series C Preference in full, as applicable, each holder of Series A preferred stock, Series B preferred stock, and Series D-1 preferred stock shall be paid out of the remaining assets of the Company legally available for distribution to stockholders, or the consideration received in such transaction, an amount per share of (1) Series A preferred stock equal to the original Series A issue price per share of $1.50 plus all accrued or declared and unpaid dividends, if any, as adjusted for any recapitalization event with respect to such shares after the date that shares of Series A preferred stock are first issued, for each share of Series A preferred stock held by such holder (the Initial Series A Preference), (2) Series B preferred stock equal to the original Series B issue price per share of $2.10 plus accrued or declared but unpaid dividends, if any, as adjusted for any recapitalization event with respect to such shares after the date that shares of Series B preferred stock are first issued, for each share of Series B preferred stock held by such holder (the Initial Series B Preference), and (3) Series D-1 preferred stock equal to the original Series D-1 issue price per share of $2.74 plus accrued or declared but unpaid dividends, if any, as adjusted for any recapitalization event with respect to such shares after the date that shares of Series D-1 preferred stock are first issued, for each share of Series D-1 preferred stock held by such holder (the Initial Series D-1 Preference).

In the event of liquidation, if insufficient consideration is available to make payment in full of the Initial Series A Preference, the Initial Series B Preference and the Initial Series D-1 Preference to all holders of Series A preferred stock, Series B preferred stock and Series D-1 preferred stock, then such consideration shall be paid to such holders ratably in proportion to the full amount which they would otherwise be respectively entitled.

After the holders of preferred stock have received the Initial Series A Preference, the Initial Series B Preference, the Initial Series C Preference, and the Initial Series D-1 Preference in full, the remaining assets of the Company legally available for distribution to its stockholders, if any, shall be paid to the holders of the Series A preferred stock, Series C preferred stock and common stock ratably in proportion to the number of shares of common stock then held, or issuable upon conversion of the shares of Series A preferred stock or Series C preferred stock then held, respectively, by such holder until: (1) the holders of Series A preferred stock have received, in addition to the Initial Series A Preference, such ratable distributions equal to the original Series A issue price, as adjusted for any recapitalization event, and (2) the holders of Series C preferred stock have received, in addition to the Initial Series C Preference, such ratable distributions equal to the original Series C issue price, as adjusted for any recapitalization event.

Conversion

Each share of preferred stock is convertible at any time at the option of the holder into one share of common stock subject to adjustments under certain conditions. All outstanding shares of preferred stock will be automatically converted upon the earlier of (i) immediately prior to the Company’s closing of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock at an offering price per share of at least $2.96 per share (representing a fully diluted valuation of at least $210.0 million), which results in aggregate gross proceeds to the Company of at least $40.0 million (before deduction of underwriting discounts and expenses of sale) and such shares being listed on a nationally recognized exchange or (ii) the written consent of the holders of at least 70% of the preferred stock then outstanding, voting as a single class.

Voting Rights

The holders of preferred stock are entitled to vote together with the holders of common stock on all matters submitted to stockholders for a vote. Each holder of preferred stock is entitled to the number of votes equal to the

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

number of shares of common stock into which such shares of preferred stock could be converted at the record date for determination of the stockholders entitled to vote.

In addition, the holders of preferred stock have supermajority voting rights with respect to certain corporate events.

Dividends

The holders of preferred stock are entitled to receive, when and if declared by the board of directors, dividends at an annual rate of 8% of the original series issue price, as applicable, as adjusted for any recapitalization event. Such dividends are not cumulative and are payable in preference to any dividends to common stockholders declared by the board of directors. After satisfaction of the annual noncumulative preferred stock dividend, the preferred stockholders would participate in any common stock dividends on as-if-converted to common stock basis. As of March 31, 2014, no dividends had been declared.

Stock Options

During 2003, the Company adopted its 2003 Stock Option Plan (the 2003 Plan) and during February 2013, the Company adopted its 2013 Equity Incentive Plan (the 2013 Plan, and, together with the 2003 Plan, the Plans). The 2003 Plan has no remaining shares available for future grant. As of March 31, 2014, the 2013 Plan provides for the grant of up to 8,547,357 incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards to eligible recipients. Options granted under the Plans generally expire no more than ten years from the date of grant and generally vest and become exercisable over a period not to exceed four years, as determined by the board of directors. Recipients of stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant.

A summary of the Company’s stock option activity under the Plans is a follows (in thousands, except share and per share data):

	Number of Outstanding Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Balance at December 31, 2012	7,413,141	$0.51	6.62	$346
Granted	6,948,555	0.59
Exercised	(40,629)	0.23
Canceled	(462,307)	0.50

Balance at December 31, 2013	13,858,760	0.55	7.40	$6,229
Granted	944,500	1.00
Exercised	(217,504)	0.55
Canceled	(22,500)	0.15

Balance at March 31, 2014	14,563,256	0.58	7.37	$11,354

Exercisable at March 31, 2014	5,837,917	0.51	5.44	$4,943

Vested and expected to vest at March 31, 2014	11,098,758	0.59	7.17	$8,566

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

The total intrinsic value of stock options exercised was $24,000, $16,000, $8,000 and $98,000 during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. The Company received cash from the exercise of stock options of $42,000, $9,000, $3,000 and $120,000 during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. The Company did not record any tax benefits related to the exercise of employee stock options.

Stock-Based Compensation Expense

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014

Risk-free interest rate	0.82% – 1.11%	1.12% – 1.96%	1.12% – 1.14%	1.88% – 1.90%
Expected volatility	82%	82%	82%	82%
Expected term (in years)	6.1	6.1	6.1	6.1
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

Risk-free interest rate. The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected volatility. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

The allocation of stock-based compensation for all equity awards is as follows (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014

Research and development	$138	$175	$26	$110
General and administrative	120	333	67	143

	$258	$508	$93	$253

The weighted-average grant date fair value of employee option grants during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 was $0.38 per share, $0.41 per share, $0.37 per share and $0.71 per share, respectively.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

As of December 31, 2012 and 2013 and March 31, 2014, the outstanding options included 1,604,584, 2,849,274 and 2,849,274, respectively, of performance-based options for which the achievement of the performance-based vesting provisions was not determined to be probable. The aggregate grant date fair value of these unvested options at December 31, 2012 and 2013 and March 31, 2014 was $0.6 million, $1.0 million and $1.0 million, respectively.

As of December 31, 2013 and March 31, 2014, the unrecognized compensation cost related to outstanding employee options (excluding those with performance-based conditions deemed as not probable) was $2.1 million and $2.5 million, respectively, and is expected to be recognized as expense over approximately 1.6 years and 1.6 years, respectively.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance is as follows:

	December 31, 2013	March 31, 2014

Convertible preferred stock	61,428,152	61,428,152
Options granted and outstanding under the Plans	13,858,760	14,563,256
Options available for grant under the 2013 Plan	568,839	1,007,502

	75,855,751	76,998,910

7. Collaboration Agreements

BMS FGF21 Collaboration

In September 2011, the Company entered into a collaboration and license agreement with BMS focused on the development and commercialization of one or more compounds containing human FGF21 molecules having one or more non-naturally occurring amino acids incorporated using the Company’s ReCODE technology. Under the terms of the agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for the Company’s human FGF21 product candidate, ARX618, and backups or alternatives to ARX618. The Company received an initial upfront payment of $17.5 million and will receive research and development (R&D) funding. The Company is also eligible to receive clinical, regulatory, and sales milestone payments based on the successful development and commercialization of products, as well as tiered royalties on the net sales of licensed products.

The Company has evaluated the three material noncontingent deliverables under the agreement and determined that each meets the criteria for separation, and therefore will be treated as separate units of accounting. They are as follows:

•	License and the technology know-how of ARX618 (ARX618 License) to research, develop, manufacture, and commercialize in the BMS licensed territory.

•	License to backup compounds (Backup FGF21 Compound License) to research, develop, manufacture, and commercialize in the BMS licensed territory.

•	R&D Services which will be conducted by the Company through an expected date of September 2014.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

The Company determined that these noncontingent deliverables have stand-alone value and represent separate units of accounting because the rights conveyed permit BMS to research, develop, make, have made, use, sell, offer for sale, export and import a product candidate, ARX618, and backup compounds. In addition, BMS has the appropriate development, regulatory and commercial expertise with products similar to the product licensed under the agreement and has the ability to engage third parties to manufacture the product allowing BMS to realize the value of the license without receiving any of the remaining deliverables. BMS can also sublicense its license rights to third parties.

At contract inception, it was determined that approximately $15.9 million and $2.0 million of the allocable arrangement consideration were allocable to the ARX618 License and the Backup FGF21 Compound License, respectively. Although there was no general right of return, delivery of the ARX618 License did not occur until the technology know-how was transferred, which was completed in 2012. The $15.9 million of the upfront payment was therefore recognized upon delivery of the technology know-how to BMS in 2012. The $2.0 million of the allocable arrangement consideration allocated to the Backup FGF21 Compound License will be recognized as revenue upon the earlier of the transfer of the technology know-how or at the end of the research term.

The Company allocated the estimated arrangement consideration based on the percentage of the relative selling price of each unit of accounting. The Company estimated the selling price of the ARX618 License and the Backup FGF21 Compound License using the relief-from-royalty method income approach. The assumptions were based on the estimated after-tax income related to ARX618 and the backup compound. The significant inputs used to determine the selling price of both licenses were estimates of product sales in the licensed territory, the royalties to be received by the Company from these sales, contractual milestone payments to be received by the Company, the Company’s income tax rate in future years, probabilities of success and the discount rate used to discount the cash flows to their present values. If the allocated amount to the licenses had been less than the upfront payment, then that difference would not be recorded immediately but would be deferred until the future periods over which the R&D Services were performed. Assuming a constant selling price for the R&D Services and the Backup FGF21 Compound License, if there was an assumed 10% decrease in the estimated selling price of the ARX618 License, or $2.4 million, the Company determined that this change in the estimated selling price would have reduced the allocation of the initial arrangement consideration allocated to the ARX618 License by $0.3 million. Assuming a constant selling price for the R&D Services and the ARX618 License, if there was an assumed 10% decrease in the estimated selling price of the Backup FGF21 Compound License, or $0.3 million, the Company determined that this change in the estimated selling price would have reduced the allocation of the initial arrangement consideration allocated to the Backup FGF21 Compound License by $0.2 million, which would be reallocated to the ARX618 License, and $9,000 would be allocated to the R&D Services.

The Company estimated the selling price of the R&D Services using the estimated development costs with significant assumptions and inputs including the estimated timeframes to complete activities under the R&D plan, the number of internal hours to be spent performing these services, and the type of activities and the required technical skills to complete the activities. If the selling price of the R&D Services were to increase, then more of the allocable arrangement consideration would be allocated to the R&D Services, and an equal amount would be deducted from the licenses. Assuming a constant estimated selling price for the licenses and a 10% increase in the estimated selling price of the R&D Services, the additional allocation of the initial arrangement consideration to the R&D Services, which would have been recorded over the period of performance of such services, would not be material. The R&D Services were initially expected to be performed through September

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

2013, with no general right of return. In July 2013, the Company received a notice of extension of the research term for one additional research year through September 2014. The Company will recognize R&D Services over the remaining estimated period of performance.

During the year ended December 31, 2012, the Company recognized $10.0 million of revenue in connection with a substantive milestone upon the initiation of a Phase 1 clinical trial. No milestone revenue was recognized during the year ended December 31, 2013. In addition, the Company may receive up to $405.0 million upon the achievement of certain clinical and regulatory events and commercial sales thresholds. Of the $405.0 million, $255.0 million of the future payments that the Company may receive is related to the achievement of certain clinical and regulatory events, and $150.0 million if certain commercial sales thresholds are met. The $255.0 million in clinical and regulatory milestones and $150.0 million of commercial sales milestones are not substantive milestones as they do not require the efforts of the Company.

The Company is also entitled to receive tiered royalties on a product-by-product basis ranging from the high single digit to the low double digit percentages of aggregate worldwide net sales of each product.

BMS may terminate the agreement upon (1) three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the United States or the European Union, or (2) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the United States or the European Union. BMS may terminate the agreement for safety reasons, and the Company and BMS may terminate the agreement upon the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

The Company recognized total BMS FGF21 collaboration revenues of $26.7 million, $0.3 million, $33,000 and $0.1 million in the statement of operations for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

BMS Relaxin Collaboration

In September 2011, the Company entered into a collaboration and license agreement with BMS focused on the development and commercialization of one or more compounds containing any human Relaxin molecules having one or more nonnaturally occurring amino acid incorporated using the Company’s ReCODE technology. ARX720 has been designated as the current lead product candidate under this collaboration. Under the terms of the agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for the lead human Relaxin compound and alternative or backup compounds to Relaxin. The Company received an initial upfront payment of $5.0 million and will receive R&D funding. The Company is also eligible to receive clinical and regulatory milestone payments based on the successful development and commercialization of products, as well as royalties on the net sales of such products.

The Company has evaluated the three material noncontingent deliverables under the agreement and determined that each meets the criteria for separation and therefore will be treated as separate units of accounting. They are as follows:

•	License and the technology know-how of the Relaxin compound (Relaxin License) to research, develop, manufacture, and commercialize in the BMS licensed territory.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

•	License to backup compounds (Backup Relaxin Compound License) to research, develop, manufacture, and commercialize in the BMS Licensed Territory.

•	Relaxin R&D services (R&D Services), which will be conducted by the Company through an expected date of September 2014.

The Company determined that these noncontingent deliverables have stand-alone value and represent separate units of accounting because the rights conveyed permit BMS to research, develop, make, have made, use, sell, offer for sale, export and import the product candidate, Relaxin, and backup compounds. In addition, BMS has the appropriate development, regulatory and commercial expertise with products similar to the product licensed under the agreement and has the ability to engage third parties to manufacture the product allowing BMS to realize the value of the license without receiving any of the remaining deliverables. BMS can also sublicense its license rights to third parties.

At contract inception, it was determined that approximately $4.8 million and $0.4 million of the allocable arrangement consideration were allocable to the Relaxin License and the Backup Relaxin Compound License, respectively. Although there was no general right of return, delivery of the Relaxin License did not occur until the technology know-how was transferred, which was completed in 2012. The $4.8 million of the $5.0 million upfront payment was therefore recognized upon delivery of the technology know-how to BMS in 2012. The $0.4 million of the allocable arrangement consideration allocated to the Backup Relaxin Compound License will be recognized as revenue upon the earlier of the transfer of the technology know-how or at the end of the research term.

The Company allocated the estimated arrangement consideration based on the percentage of the relative selling price of each unit of accounting. The Company estimated the selling price of the Relaxin License and the Backup Relaxin Compound License using the relief-from-royalty method income approach. The assumptions were based on the estimated after-tax income related to Relaxin and the backup compounds. The significant inputs used to determine the selling price of both licenses were estimates of product sales in the licensed territory, the royalties to be received by the Company from these sales, contractual milestone payments to be received by the Company, the Company’s income tax rate in future years, probabilities of success, and the discount rate used to discount the cash flows to their present values. If the Company’s best estimate of the selling price of the licenses had been less than the estimate made at the time of the initial assessment, then less of the arrangement consideration would have been allocated to the licenses, while an equal amount would have been added to the value of the R&D Services. If the allocated amount to the licenses had been less than the upfront payment, then that difference would not be recorded immediately but would be deferred until the future periods over which the R&D Services were performed. Assuming a constant selling price for the R&D Services and the Backup Relaxin Compound License, if there was an assumed 10% decrease in the estimated selling price of the Relaxin License, or $0.6 million, the Company determined that this change in the estimated selling price would have reduced the allocation of the initial arrangement consideration allocated to the Relaxin License by $0.2 million. Assuming a constant selling price for the R&D Services and the Relaxin License, if there was an assumed 10% decrease in the estimated selling price of the Backup Relaxin Compound License, or $50,000, the Company determined that this change in the estimated selling price would have reduced the allocation of the initial arrangement consideration allocated to the Backup Relaxin Compound License by $30,000, which would be reallocated to the Relaxin License, and $12,000 would be allocated to the R&D Services.

The Company estimated the selling price of the Relaxin R&D Services using the estimated development costs with significant assumptions and inputs including estimated timeframes to complete activities under the Relaxin R&D plan, the number of internal hours to be spent performing these services, and the type of activities and the

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

required technical skills to complete the activities. If the selling price of the Relaxin R&D Services were to increase, then more of the allocable arrangement consideration would be allocated to the Relaxin R&D Services, and an equal amount would be deducted from the licenses. Assuming a constant estimated selling price for the licenses and a 10% increase in the estimated selling price of the Relaxin R&D Services, the additional allocation of the initial arrangement consideration to the Relaxin R&D Services, which would have been recorded over the period of performance of such services, would not be material. The Relaxin R&D Services were initially expected to be performed through September 2013, with no general right of return. In July 2013, the Company received a notice of extension of the research term for one additional research year through September 2014. The Company will recognize Relaxin R&D Services over the remaining estimated period of performance.

The Company may receive up to $112.0 million upon the achievement of certain clinical and regulatory events. The $112.0 million in clinical and regulatory milestones are not substantive milestones as they do not require the efforts of the Company.

The Company is also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentages of aggregate worldwide net sales of each product.

BMS may terminate the agreement upon (1) three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the United States or the European Union, or (2) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the United States or the European Union. BMS may terminate the agreement for cause due to safety reasons, and the Company and BMS may terminate the agreement upon the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

The Company recognized total BMS Relaxin collaboration revenues of $5.7 million, $0.4 million, $0.2 million and $0.1 million in the statements of operations for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively.

BMS Oncology ADC Collaboration

In May 2013, the Company entered into a collaboration and exclusive license agreement with BMS for the discovery and development of novel antibody drug conjugates (ADCs). Under the terms of the agreement, the Company received an upfront payment of $15.0 million and will receive R&D funding. The Company is also eligible to receive clinical, regulatory and sales-based milestone payments, as well as royalties on net sales of licensed products. The Company determined that the licenses, technology access and R&D Services should be accounted for as one unit of accounting since the licenses and the technology access do not have standalone value without the Company’s research capabilities and expertise in site-specific conjugation. The upfront payment was recorded as deferred revenue and is being recognized over the estimated R&D period of four years.

For each target within the collaboration, the Company may receive future milestone payments of up to $97.0 million, of which $62.0 million would be due upon the achievement of certain clinical and regulatory based milestones and $35.0 million upon the achievement of certain commercial sales thresholds. The $97.0 million in clinical, regulatory and commercial sales milestones are not substantive milestones as they do not require the efforts of the Company.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

The Company is also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentages of aggregate worldwide net sales of each product.

BMS may terminate the agreement upon three months’ written notice. BMS may terminate the agreement for cause due to safety reasons, and the Company and BMS may terminate the agreement upon the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

The Company recognized total BMS Oncology ADC collaboration revenue of $3.0 million and $1.0 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. The Company had deferred revenue of $12.5 million and $11.6 million under this collaboration with BMS as of December 31, 2013 and March 31, 2014, respectively.

Merck Sharp & Dohme Corp. Collaboration

In June 2012, the Company entered into a research collaboration, option and exclusive license agreement with Merck Sharp & Dohme Corp. (Merck) for the research and development of novel bio-conjugates for both oncology and non-oncology therapeutic targets. Pursuant to the agreement, the Company granted to Merck an exclusive, worldwide research license to utilize its specified drug technology, patent rights and know-how, including its ReCODE and EuCODE platforms, to discover, identify and optimize polypeptide drug conjugates to a number of collaboration targets selected by Merck. Under the terms of the agreement, the Company received an upfront payment of $15.0 million and is eligible to receive R&D funding. The Company is also eligible to receive preclinical, clinical, regulatory and sales milestone payments, as well as royalties on net sales of licensed products. Merck may exercise an option to acquire an exclusive license by paying the Company an option exercise fee in the mid-single digit millions of dollars. The Company determined that the licenses, technology access and R&D services should be accounted for as one unit of accounting since the licenses and the technology access do not have standalone value without the Company’s research capabilities and expertise in site-specific conjugation. The license and technology access fee was recorded as deferred revenue and is being recognized over the estimated R&D period of three years from the date each target is selected and a research plan is established.

For each target within the collaboration, the Company may receive future milestone payments of up to an additional $98.0 million, of which $68.0 million would be due upon the achievement of certain preclinical, clinical and regulatory based milestones and $30.0 million upon the achievement of certain commercial sales thresholds. The Company has determined that $2.0 million of the preclinical, clinical and regulatory payments will be based upon its efforts and meet the criteria of substantive milestones and therefore will be recognized as revenue upon achievement of the event in accordance with the milestone method of accounting. The remaining $96.0 million in clinical, regulatory and commercial sales milestones are not substantive milestones as they do not require the efforts of the Company.

The Company will also be entitled to receive tiered royalties in the single digit percentages of aggregate worldwide net sales of each licensed product.

The Company or Merck may terminate the agreement for cause for the other party’s uncured material breach, including the Company’s failure to conduct a given research program in accordance with the terms of the

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

collaboration agreement, and Merck may terminate the agreement without cause for convenience, in each case upon 90 days’ notice. Additionally, Merck may terminate the agreement with respect to a given product immediately upon written notice to the Company in the event that Merck has a safety or efficacy concern with respect to the product. On a target-by-target basis, Merck has the right to discontinue a given research program or extend any research program term for an additional year at any time on 90 days’ notice.

The Company recognized total collaboration revenue of $1.8 million, $5.5 million, $1.2 million and $1.8 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively, in connection with the collaboration with Merck. The Company had deferred revenue of $14.1 million, $10.2 million and $8.9 million under the collaboration with Merck as of December 31, 2012 and 2013 and March 31, 2014, respectively.

Eli Lilly and Company Collaboration

In January 2007, the Company entered into collaborative research, license and commercialization agreement with Eli Lilly’s Elanco Animal Health division to discover, develop and commercialize certain protein-based therapeutic product candidates in the animal health field. The agreement was most recently amended in February 2011.

Under the terms of the February 2011 amendment, Eli Lilly paid the Company $8.0 million for an exclusive worldwide license to develop and commercialize products in the entire field of animal health, as well as human and non-human food safety applications. The Company is eligible to receive R&D funding and reimbursement of certain intellectual property expenses. The Company is also eligible to receive preclinical and regulatory milestone payments, as well as royalties on net sales of such products. The Company determined that the license, technology access and R&D services should be accounted for as one unit of accounting since the technology access does not have standalone value without the Company’s research capabilities and expertise in site-specific conjugation. The $8.0 million payment was recorded as deferred revenue and is being recognized over the estimated R&D period of four years.

For each product candidate within the collaboration, the Company may receive future milestone payments of up to $1.0 million upon achievement of certain preclinical and regulatory based milestones. The Company has determined that $0.2 million of the preclinical and regulatory payments will be based upon its efforts and meet the criteria of substantive milestones and therefore will be recognized as revenue upon achievement of the event in accordance with the milestone method of accounting. The remaining $0.8 million of preclinical and regulatory milestones are not substantive milestones as they do not require the efforts of the Company. Through March 31, 2014, the Company has recognized revenue of $1.3 million related to preclinical and regulatory based milestones on three product candidates. For the year ended December 31, 2013, the Company recognized milestone revenue of $0.9 million. No milestone revenue was recognized for the year ended December 31, 2012 or for the three months ended March 31, 2013 and 2014.

The Company is also eligible to receive tiered royalties, with percentages ranging from the low to mid-single digits, based on cumulative net sales of each product.

Either party may terminate the agreement without cause upon 90 days’ notice prior to the first product launch. The Company may terminate the agreement for cause if Eli Lilly fails to make any payments required by the agreement, and either the Company or Eli Lilly may terminate the agreement for cause for the other party’s

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

material breach that remains uncured for 60 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings.

The Company recognized total collaboration revenue of $4.3 million, $4.6 million, $1.0 million and $0.9 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively, in connection with the collaboration with Eli Lilly. The Company had deferred revenue of $4.2 million, $2.1 million and $1.6 million under the collaboration with Eli Lilly as of December 31, 2012 and 2013 and March 31, 2014, respectively.

Agensys, Inc.

In April 2013, the Company entered into a research collaboration and exclusive license agreement with Agensys that applies the Company’s platform technology to specific antibodies that bind targets within the Agensys pipeline with the objective of creating ADCs based on Ambrx-enabled antibodies and additional Agensys technology. Under the terms of the agreement, the Company received an upfront payment of $15.0 million, which included R&D funding for the first year of the agreement, and is eligible to receive future R&D funding. The Company is also eligible to receive preclinical, clinical, regulatory and sales milestone payments, as well as royalties on net sales of licensed products. The Company determined that the licenses, technology access and R&D services should be accounted for as one unit of accounting since the licenses and the technology access do not have standalone value without the Company’s research capabilities and expertise in site-specific conjugation. The upfront payment, exclusive of the R&D funding, was recorded as deferred revenue and is being recognized over the estimated R&D period of five years.

For each target within the collaboration, the Company may receive future milestone payments of up to $95.0 million, of which $55.0 million would be due upon the achievement of certain preclinical, clinical and regulatory based milestones and $40.0 million upon the achievement of certain commercial sales thresholds. The Company has determined that $1.0 million of the preclinical, clinical and regulatory payments will be based upon its efforts and meet the criteria of substantive milestones and therefore will be recognized as revenue upon achievement of the event in accordance with the milestone method of accounting. The remaining $94.0 million in preclinical, clinical and regulatory milestones are not substantive milestones as they do not require the efforts of the Company.

The Company is entitled to receive royalties in the high single digit percentages of aggregate worldwide net sales of each licensed product.

Agensys may terminate the agreement without cause upon 90 days’ notice. The Company or Agensys may terminate the agreement for cause for the other party’s material breach that remains uncured for 90 days after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may terminate the agreement for cause in the event that Agensys or any of its affiliates challenges the validity, scope or enforceability of the licensed patent rights.

The Company recognized total collaboration revenue of $2.7 million and $0.9 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, in connection with the collaboration with Agensys. The Company had deferred revenue of $12.3 million and $11.1 million under the collaboration with Agensys as of December 31, 2013 and March 31, 2014, respectively.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

Zhejiang Medicine Co., Ltd. Collaboration

In June 2013, the Company entered into a co-development and license agreement with Zhejiang Medicine Co., Ltd. (ZMC) for the development and commercialization of ARX788 and other HER2 ADC products covered by the Company’s intellectual property rights. Under the terms of the agreement, the Company granted ZMC an exclusive license to any HER2 ADC products within the territory of the People’s Republic of China (China), while the Company retains commercial rights outside of China and will be eligible to receive royalties on sales of the products in China. ZMC will be responsible, at its sole expense, to use commercially reasonable efforts to develop and commercialize the licensed products in China and fund the development of the product outside of China through Phase 1 clinical trials. In consideration of technical assistance provided by the Company, ZMC will provide R&D funding to the Company during the first three year period following June 2013. The Company determined that the licenses, technology access and R&D Services should be accounted for as one unit of accounting since the licenses and the technology access do not have standalone value without the Company’s research capabilities and expertise in site-specific conjugation. The Company recognized total collaboration revenue of $0.4 million and $0.2 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

The Company is entitled to receive tiered royalties in the low double digit percentages of aggregate net sales of licensed products in China. In addition, the Company is obligated to pay ZMC a mid-single digit or low double digit percentage of any sublicensing profit the Company may receive outside of China, depending on what phase of clinical development has been completed at the time of transfer, or a low single digit royalty on any net sales that the Company or its successors may receive from selling licensed products outside of China, if the market authorization of such product is based on Phase 1 clinical data obtained during the collaboration with ZMC.

ZMC may terminate the agreement without cause upon six months’ notice. The Company or ZMC may terminate the agreement for cause if the other party materially defaults with respect to any of its material obligations, and such default is not cured within 60 days after receipt of notice thereof, or in the case of certain voluntary or involuntary insolvency proceedings.

8. Income Taxes

The provision for income taxes consists of federal and California alternative minimum taxes.

The provision for income taxes is comprised of the following (in thousands):

	Years Ended December 31,
	2012	2013
Current:
Federal	$173	$46
State	69	7

Provision for income taxes	$242	$53

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

A reconciliation of the Company’s effective tax rate and federal statutory tax rate is summarized as follows (in thousands):

	Years Ended December 31,
	2012	2013

Federal income taxes	$7,754	$(5,777)
State income taxes	1,331	(991)
Research and development credits	(275)	(913)
Change in valuation allowance	(11,016)	7,599
Net operating loss carryforwards limited under Section 382	2,297	—
Other, net	151	135

Provision for income taxes	$242	$53

Significant components of the Company’s deferred tax assets and liabilities are summarized as follows (in thousands):

	December 31,
	2012	2013
Deferred taxes:
Deferred revenue	$8,258	$15,575
Net operating losses	11,446	10,539
Research and development credits	3,711	4,624
Alternative minimum tax credits	452	502
Other	941	1,631

Gross deferred tax assets	24,808	32,871
Deferred tax liabilities:
Depreciation and amortization	—	(414)
Other accruals and prepaid expenses	(32)	(82)

Valuation allowance	(24,776)	(32,375)

Net deferred tax assets	$—	$—

A valuation allowance of $24.8 million and $32.4 million at December 31, 2012 and 2013, respectively, has been established to offset the deferred tax assets, as realization of such assets is uncertain.

At December 31, 2013, the Company had federal and state net operating loss carryforwards (NOLs) of $26.2 million and $28.8 million, respectively, net of U.S. Internal Revenue Code of 1986, as amended (IRC) Section 382 limitations discussed below. The federal and state loss carryforwards begin to expire in 2025 and 2019, respectively, unless previously utilized. The Company also has federal and state research credit carryforwards of $3.9 million and $3.1 million, respectively, net of IRC Section 383 limitations discussed below. The federal research and development credit carryforwards expire beginning in 2026. The state research and development credit carryforwards may be carried forward indefinitely. The Company also has federal and state capital loss carryforwards of $47,000, which will expire in 2014.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

Included in the net operating loss carryforwards is approximately $0.1 million of losses attributable to excess stock option deductions. Under current accounting guidance concerning when tax benefits related to excess stock option deductions can be credited to paid-in capital, the related valuation allowance cannot be reversed, even if the facts and circumstances indicate that it is more likely than not that the deferred tax asset can be realized. The valuation allowance will only be reversed as the related deferred tax asset is applied to reduce taxes payable.

Pursuant to IRC Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. As of December 31, 2011, the Company completed an IRC Section 382 and 383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. As part of this analysis, the Company determined that it had experienced an ownership change in June 2006. As a result of this ownership change, the Company’s net operating losses and research and development credits generated prior to June 2006 are limited under Section 382/383. Additionally, the Company has removed from the deferred tax assets $3.7 million of federal NOLs and $18.3 million of California NOLs, and $0.8 million of federal research credits that will expire solely due to the ownership change in June 2006. If it is determined that the Company has in the past experienced one or more additional ownership changes, or if the Company experiences one or more ownership changes as a result of this offering or future transactions in its stock, the Company may be further limited in its ability to use the net operating loss carryforwards and other tax attributes to reduce taxes owed on the net taxable income earned. Any such limitations on the ability to use the net operating loss carryforwards and other tax attributes could potentially result in increased future tax liability to the Company. For the three-year periods ending December 31, 2013 and March 31, 2014, the Company has not issued significant amounts of capital stock and does not anticipate that it has experienced a cumulative change in ownership of more than 50% during that period.

The Company files income tax returns in the United States and California. The Company currently has its 2011 federal income tax return under examination. The Company is subject to income tax examination by federal and California tax authorities for the years beginning in 2004 and 2003, respectively. To the extent allowed by law, the tax authorities may have a right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount.

On January 1, 2009, the Company adopted authoritative guidance relating to accounting for uncertainty in income taxes. The guidance clarified the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax provision on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. On the date of adoption, there were no unrecognized tax benefits. The Company, upon completion of the IRC Section 382 and 383 analysis, first established an uncertain tax position as of December 31, 2012. The Company, under authoritative guidance, excluded the deferred tax assets, from the deferred tax asset table, that are not more likely than not to be sustained under the technical merits of the tax position.

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

The changes in the Company’s unrecognized tax benefits as summarized as follows (in thousands):

Balance at December 31, 2011	$—
Increase related to prior year positions	1,368
Increase related to current year positions	80

Balance at December 31, 2012	1,448
Increase related to prior year positions	19
Increase related to current year positions	740

Balance at December 31, 2013	$2,207

The Company does not anticipate that the amount of unrecognized tax benefits as of December 31, 2013 will change within the next 12 months. The Company has not recognized interest and/or penalties in its statements of operations for the years ended December 31, 2012 and 2013.

9. Employee Benefits

The Company has a 401(k) defined contribution savings plan for the benefit of all qualifying employees and permits voluntary contributions by employees based on Internal Revenue Service-imposed maximums. In 2013, the Company amended its 401(k) plan to offer matching contributions effective January 1, 2014 based on certain vesting provisions. For the three months ended March 31, 2014, the Company provided matching contributions of $44,000.

10. Related-Party Transactions

One of the Company’s stockholders, member of the Board of Directors as of December 2013, and consultant is affiliated with The Scripps Research Institute (TSRI) and The California Institute for Biomedical Research (Calibr). The individual is no longer a member of the board of directors in 2014.

In April 2010, as amended, the Company entered into a scientific advisory agreement with this individual. For the year ended December 31, 2012, the Company paid the individual consulting fees in the amount of $0.1 million and granted the individual a stock option to purchase 10,000 shares of the Company’s common stock. No comparable amounts were paid or granted for the year ended December 31, 2013. In December 2012, the individual was also granted an additional cash payment of $50,000, which was paid in February 2013. No additional cash payment was granted in 2013.

The Scripps Research Institute

In August 2003, the Company entered into a technology license agreement with TSRI. The Company acquired the right to use certain patents in the form of a purchased license through this license agreement. The Company is obligated to pay a royalty to TSRI in the low single digits as a percentage of the net sales of products developed and commercialized by the Company from the licensed technology and in the mid-single digits as a percentage of net sales on sublicensing revenues received by the Company. For the years ended December 31, 2012 and 2013, the Company recognized an expense of $0.8 million and $1.7 million, respectively, for sublicense royalties on upfront or milestone payments received from collaboration agreements. In addition, in connection with the technology license agreement, the Company agreed to reimburse TSRI for all related patent costs it incurs for the

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

intellectual property rights the Company acquired. During the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, the Company paid TSRI and recognized general and administrative expense of $43,000, $49,000, $1,000 and $7,000, respectively.

The California Institute for Biomedical Research

In August 2013, the Company and Calibr entered into a collaborative license agreement pursuant to which, as amended, the Company granted Calibr a non-exclusive research license to certain of the Company’s patents, know-how and materials, and Calibr granted the Company a perpetual, irrevocable, worldwide, non-exclusive license, for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee. In addition, Calibr granted the Company an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies. The collaboration and license agreement will expire in February 2015, subject to extension by mutual agreement or earlier termination by Calibr.

The Company and Calibr are each responsible for developing licensed products under a research plan outlining details including the target disease and compound profile, which of the Company’s technologies are to be used in the project, and how many FTEs will be allocated by Calibr. Following exercise of the option with respect to a particular invention, the Company shall have exclusive control over the research, development and/or commercialization activities associated with such patent, either by itself or pursuant to a sublicense. The Company is obligated to consider and/or validate no more than three invention data packages from Calibr in each calendar year.

Under the agreement, the Company made an initial research funding payment to Calibr of approximately $0.3 million and is obligated to make quarterly payments of $0.6 million during the term of the license grant. The Company must also pay a percentage in the mid-single digits of any net sublicense revenue resulting from sublicenses it may execute, and Calibr must pay the Company a percentage in the low double digits of any net sublicense revenue resulting from sublicenses it may execute, with adjustments depending on receipt of funding by certain third parties for certain research projects. If the Company commercializes a licensed product, it must pay Calibr royalties of in the low single digit percentages of net sales, on a country-by-country basis, until the later of 10 years after the first commercial sale of such product and the expiration of the applicable patent rights.

The agreement terminates upon the expiration of the last payment obligations under the agreement. The Company or Calibr may terminate the agreement for the other party’s uncured event of default. Upon the expiration or termination of the agreement, any licenses in effect as a result of the exercise of options will remain in full force and effect, and the Company’s right to license any inventions and related information continues in perpetuity. During the year ended December 31, 2013 and the three months ended March 31, 2014, the Company recorded $0.9 million and $0.6 million, respectively, in research and development expenses related to this agreement.

Other

In January 2008, the Company entered into a scientific advisory agreement, which was subsequently amended, with one of the Company’s stockholders and a member of the Board of Directors. For the years ended

Ambrx, Inc.

Notes to Financial Statements

(Information as of March 31, 2014 and thereafter and for the three months ended March 31, 2013 and 2014 is unaudited)

December 31, 2012 and 2013, the Company paid the individual consulting fees in the amount of $92,000 each year. For the year ended December 31, 2012, the individual was granted a stock option to purchase 20,000 shares of the Company’s common stock. No options were granted for the year ended December 31, 2013. In December 2012, the individual was also granted an additional cash payment of $0.1 million, which was paid in December 2012. No additional cash payment was granted in 2013. The individual is no longer a member of the board of directors in 2014.

11. Subsequent Events

Zhejiang Hisun Pharmaceutical Co., Ltd. Collaboration

In April 2014, the Company entered into a co-development and license agreement with Zhejiang Hisun Pharmaceutical Co., Ltd. (Hisun) for the research, development and commercialization of certain bi-specific product candidates and products for the treatment of cancer. Pursuant to the agreement, the Company granted Hisun an exclusive license to use certain of its patents and know-how to develop, use, manufacture and sell certain licensed products in China. As consideration for technical assistance the Company provides to Hisun under the agreement, the Company is entitled to receive a payment of $1.0 million each year during the initial three-year research term.

The Company is entitled to receive tiered royalties in the mid to high single digit percentages of net sales of licensed products in China until the later of the expiration of the applicable patent rights or 12 years after the first commercial sale of the product in China. In addition, during such period, the Company is obligated to pay Hisun certain low single digit percentages of any sublicensing or net sales profit that it may receive outside of China, depending on what phase of clinical development has been completed at the time of transfer or whether the product has been commercialized.

Hisun may terminate the agreement without cause upon six months’ notice. The Company or Hisun may terminate the agreement for cause if the other party materially defaults with respect to any of its material obligations, and such default is not cured within 60 days after receipt of notice thereof, or in the case of certain voluntary or involuntary insolvency proceedings.

             Shares

Common Stock

PROSPECTUS

            , 2014

Stifel

Wells Fargo Securities

Canaccord Genuity

Needham & Company

Roth Capital Partners

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
Securities and Exchange Commission Registration Fee		$11,109
FINRA Filing Fee		13,438
The NASDAQ Global Market Listing Fee			*
Legal Fees and Expenses			*
Accountants’ Fees and Expenses			*
Printing and Engraving Expenses			*
Blue Sky Fees and Expenses			*
Transfer Agent and Registrar’s Fees and Expenses			*
Miscellaneous Expenses			*

Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued by us since January 2011. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Since January 1, 2011, we granted stock options to purchase an aggregate of 11,673,381 shares of our common stock at a weighted average exercise price of $0.61 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 40,650 shares of common stock have been exercised through April 15, 2014 for aggregate consideration of $21,545, at a weighted average exercise price of $0.53 per share.

The stock options and the common stock issuable upon the exercise of such options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 3rd day of June, 2014.

AMBRX, INC.

By:	/s/ Lawson Macartney, Ph.D., B.V.M.S.
Lawson Macartney, Ph.D., B.V.M.S. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lawson Macartney, Ph.D., B.V.M.S.	President and Chief Executive Officer (Principal Executive Officer)
Lawson Macartney, Ph.D., B.V.M.S.		June 3, 2014

/s/ Crispina Calsada	Vice President of Finance (Principal Financial and Accounting Officer)
Crispina Calsada		June 3, 2014

*	Chairman of the Board	June 3, 2014
John D. Diekman, Ph.D.

/s/ Eric H. Bjerkholt	Director	June 3, 2014
Eric H. Bjerkholt

*	Director	June 3, 2014
Christopher Fuglesang, Ph.D., J.D.

*	Director	June 3, 2014
Barry Greene

*	Director	June 3, 2014
Sheila Gujrathi, M.D.

*	Director	June 3, 2014
Allan Marchington, Ph.D.

*	Director	June 3, 2014
David B. Singer

*By:	/s/ Lawson Macartney, Ph.D., B.V.M.S.
Lawson Macartney, Ph.D., B.V.M.S. Attorney-in-Fact

POWER OF ATTORNEY

I, the undersigned director of Ambrx, Inc., hereby constitute and appoint Lawson Macartney, Ph.D., B.V.M.S. and Crispina Calsada, and each of them singly (with full power to each of them to act alone), my true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ Eric H. Bjerkholt	Director	May 30, 2014
Eric H. Bjerkholt

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1(1)	Amended and Restated Certificate of Incorporation, as currently in effect

3.2(1)	Amended and Restated Bylaws of the Registrant, as currently in effect

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering

3.4	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering

4.1	Specimen stock certificate evidencing the shares of common stock

4.2(1)	Amended and Restated Registration Rights Agreement dated March 17, 2009

5.1*	Opinion of Latham & Watkins LLP

10.1#	Form of Director and Executive Officer Indemnification Agreement

10.2#(1)	2003 Stock Option Plan and forms of option agreements thereunder

10.3#(1)	2013 Equity Incentive Plan and forms of option and restricted stock agreements thereunder

10.4#	Non-Employee Director Compensation Policy

10.5#(1)	Executive Employment Agreement, dated as of January 6, 2013, by and between the Registrant and Dr. Lawson Macartney

10.6#(1)	Executive Employment Agreement, dated as of July 30, 2013, by and between the Registrant and Dr. Peter Kiener

10.7#(1)	Executive Employment Agreement, dated as of March 14, 2011, by and between the Registrant and Mr. Simon Allen

10.8#(1)	Executive Employment Agreement, dated as of February 1, 2004, by and between the Registrant and Dr. John W. Wallen, III

10.9#(1)	Amendment to Executive Employment Agreement, dated as of December 22, 2008, by and between the Registrant and Dr. John W. Wallen, III

10.10#(1)	Second Amendment to Executive Employment Agreement, dated as of February 1, 2014, by and between the Registrant and Dr. John W. Wallen, III

10.11#(1)	Severance and Change in Control Agreement, dated as of July 3, 2007, by and between the Registrant and Ms. Crispina Calsada

10.12#(1)	Amendment to Severance and Change in Control Agreement, dated as of December 22, 2008, by and between the Registrant and Ms. Crispina Calsada

10.13†(1)	Collaboration and License Agreement (Relaxin), dated as of September 21, 2011, by and between the Registrant and Bristol-Meyers Squibb Company

10.14†(1)	Collaboration and License Agreement (FGF21), dated as of September 21, 2011, by and between the Registrant and Bristol-Meyers Squibb Company

10.15†(1)	Collaboration and Exclusive License Agreement (ADC), dated as of May 2, 2013, by and between the Registrant and Bristol-Meyers Squibb Company

10.16†(1)	Research Collaboration, Option and Exclusive License Agreement, dated as of June 13, 2012, by and between the Registrant and Merck Sharp & Dohme Corp.

Exhibit Number	Description of Exhibit

10.17†(1)	Research Collaboration and Exclusive License Agreement, dated as of April 1, 2013, by and between the Registrant and Agensys, Inc.

10.18†(1)	Collaborative License Agreement, dated as of August 23, 2013, by and between the Registrant and The California Institute for Biomedical Research

10.19†(1)	License Agreement, dated as of August 26, 2003, by and between the Registrant and The Scripps Research Institute

10.20†(1)	Amendment No. 1 to the License Agreement, dated as of December 19, 2005, by and between the Registrant and The Scripps Research Institute

10.21†(1)	Co-Development and License Agreement, dated as of June 14, 2013, by and between the Registrant and Zhejiang Medicine Co., Ltd.

10.22†(1)	Collaborative Research, License & Commercialization Agreement, dated as of January 18, 2007, by and between the Registrant and Eli Lilly and Company

10.23†(1)	Amendment No. 1 to Collaborative Research, License & Commercialization Agreement, dated as of March 2, 2009, by and between the Registrant and Eli Lilly and Company

10.24†(1)	Amendment No. 2 to Collaborative Research, License & Commercialization Agreement, dated as of July 6, 2009, by and between the Registrant and Eli Lilly and Company

10.25†(1)	Amendment No. 3 to Collaborative Research, License & Commercialization Agreement, dated as of December 22, 2009, by and between the Registrant and Eli Lilly and Company

10.26†(1)	Amendment No. 4 to Collaborative Research, License & Commercialization Agreement, dated as of March 31, 2010, by and between the Registrant and Eli Lilly and Company

10.27†(1)	Fifth Amendment to Collaborative Research, License & Commercialization Agreement, dated as of February 28, 2011, by and between the Registrant and Eli Lilly and Company

10.28(1)	Lease Agreement, dated as of March 15, 2005, by and between the Registrant and ARE-10933 North Torrey Pines, LLC

10.29(1)	First Amendment to Lease Agreement, dated as of May 19, 2005, by and between the Registrant and ARE-10933 North Torrey Pines, LLC

10.30(1)	Second Amendment to Lease, dated as of December 1, 2011, by and between the Registrant and ARE-10933 North Torrey Pines, LLC

10.31†(1)	Amendment No. 1 to Collaborative License Agreement, dated as of April 10, 2014, by and between the Registrant and The California Institute for Biomedical Research

10.32†(1)	Co-Development and License Agreement, dated as of April 10, 2014, by and between the Registrant and Zhejiang Hisun Pharmaceuticals Co., Ltd.

10.33#	Employee Stock Purchase Plan

10.34#	Executive Incentive Plan

10.35#	Amendment to 2013 Equity Incentive Plan

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1(1)	Power of Attorney (included on signature page)

24.2	Power of Attorney of Eric H. Bjerkholt (included on signature page)

(1)	Filed with the Registrant’s Registration Statement on Form S-1 on May 2, 2014.
*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
#	Indicates management contract or compensatory plan.